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As filed with the Securities and Exchange Commission on October 27, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MORGANS HOTEL GROUP CO.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	7011 (Primary Standard Industrial Classification Code Number)	16-1736884 (IRS Employer Identification Number)
475 Tenth Avenue New York, New York 10018 (212) 277-4100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018
(212) 277-4100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
ROBERT W. DOWNES Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (Telecopy)	ANDREW J. PITTS Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (212) 474-3700 (Telecopy)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	$300,000,000	$35,310

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1993, as amended.

(2)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued October 27, 2005

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                      Shares

Common Stock

        Morgans Hotel Group Co. is offering            shares of its common stock. We intend to contribute our net proceeds from this offering to Morgans Group LLC in exchange for a            % managing membership interest. Morgans Group LLC is the operating company through which we will own our hotel properties. At the completion of this offering, we will own a            % managing membership interest in Morgans Group LLC. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

        We intend to apply to have our common stock approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "MRG".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

        We have granted the underwriters the right to purchase up to an additional            shares of common stock to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on            , 2005.

Morgan Stanley Merrill Lynch & Co.

The date of this prospectus is                        , 2005

[Inside front cover graphics include pictures of doors of each of the hotels that Morgans Hotel Group Co.
owns or partially owns and manages; fold-out graphics include pictures from each of the hotels that
Morgans Hotel Group Co. owns or partially owns and manages, including pictures of the lobbies, bars and restaurants, rooms, meeting spaces and common areas.]

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

        Until                        , 2005 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        This prospectus includes trademarks of Morgans Hotel Group Co. and its affiliates. This prospectus also refers to trade names and trademarks of other entities. All rights are reserved. The mention of such trade names and trademarks in this prospectus is made with due recognition of the rights of these entities and without any intent to misappropriate such names or marks. All other trade names and trademarks appearing in the registration statement are the property of their respective owners.

i

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and our financial statements and notes to those statements, before making a decision to invest in our common stock.

        As used in this prospectus, references to the "Morgans Group", the "Company", "we", "us" and "our" are to Morgans Hotel Group Co. and, except as the context otherwise requires, its consolidated subsidiaries, including Morgans Group LLC and its consolidated subsidiaries. References to "MHG" and the "Operating Company" are to Morgans Group LLC and, except as the context otherwise requires, its consolidated subsidiaries. Except as the context otherwise requires, all descriptions of our business in this prospectus give effect to the transactions described under "Formation and Structuring Transactions".

Morgans Hotel Group Co.

Our Company

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere.

Summary of Hotel Properties

        Set forth below is a summary of certain information related to our hotel properties as of June 30, 2005, giving effect to the Formation and Structuring Transactions described below. For further information regarding our hotel properties, see "Our Business and Properties—Individual Property Information".

						Last Twelve Months Ending June 30, 2005 (LTM)(1)
Hotel		Year Opened	Interest Owned	Number of Rooms							Restaurants and Bars(5)
	City					ADR(2)		Occupancy(3)	RevPAR(4)
Morgans	New York	1984	100%	113		$271		84.2%	$228		Asia de Cuba Morgans Bar
Royalton	New York	1988	100%	169		$292		85.9%	$251		44 Lobby Bar Round Bar Library Table
Hudson	New York	2000	100%	802	(6)	$225		83.9%	$188		Hudson Cafeteria Hudson Bar Private Park Library Bar Sky Terrace
Delano	Miami	1995	100%	194		$486		68.5%	$333		Blue Door Blue Sea Rose Bar
Mondrian	Los Angeles	1996	100%	237		$289		78.1%	$226		Asia de Cuba Seabar Skybar
Clift	San Francisco	2001	(7)	363		$212		68.2%	$145		Asia de Cuba Redwood Room Living Room
St. Martins Lane	London	1999	50%	204		$362	(8)	74.6%	$270	(8)	Asia de Cuba Light Bar Rum Bar
Sanderson	London	2000	50%	150		$428	(8)	71.8%	$308	(8)	Spoon Long Bar Purple Bar
Shore Club	Miami	2001	7%	307		$333		65.6%	$218		Nobu Ago Skybar Redroom Rumbar Sandbar
Total/Weighted Average				2,539		$288		76.4%	$220

(1)
LTM data represents the average monthly data over the twelve month period ending June 30, 2005.

(2)
Average daily rate, or ADR.

(3)
Average daily occupancy.

(4)
Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

(5)
We operate the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane through a joint venture arrangement with Chodorow Ventures LLC in which we own a 50% ownership interest. See "Certain Relationships and Related Party Transactions—Joint Venture Agreements".

(6)
Property includes a total of 920 rooms, including 118 single occupancy rooms (SROs) of which 21 are vacant.

(7)
Clift is operated under a long term lease, which is accounted for as a financing.

(8)
The currency translation is based on an exchange rate of 1 British pound = 1.86 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending June 30, 2005. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending October 19, 2005 is 1 British pound = 1.85 U.S. dollars.

Competitive Advantages

        We believe we have significant competitive advantages relative to other industry participants.

  •
  Segment Creation and Leadership.    Our predecessor companies, founded in 1983, created what is often credited as the original "boutique" hotel and established what we believe was a new segment in the hospitality industry. The concepts we pioneered challenged previous hotel industry norms, for example, by including attention-grabbing design elements and sought-after restaurants and bars. Since 1983 we have continued to acquire, redevelop and operate hotels in response to a growing demand for interesting and distinctive hotels providing individualized service to increasingly sophisticated and style-conscious guests. We expanded domestically and internationally in both urban and resort markets, in several instances having a large influence on the improvement of a neighborhood.

  •
  Distinctive Lodging Experience.    The customer experience in our hotels is unlike that in most branded hotel chains. While a typical hotel chain offers a standard "box", our hotels are characterized by eclectic, leading-edge design, noteworthy public spaces, restaurants and bars (such as Asia de Cuba and Skybar), and outstanding personalized service.

  •
  Brand Strength and Awareness.    Our portfolio of brands includes an umbrella brand under which all of our properties operate, the Morgans Group; distinctive individual property brands, such as Delano, Mondrian, Hudson, and Royalton; and restaurant and bar brands such as Asia de Cuba and Skybar. Our hotels generate significant media attention through their distinctive nature, renowned design, atmosphere, celebrity guests and high profile events.

  •
  Premier Locations in International Gateway Cities.    Our nine properties are centrally located in key gateway cities—New York, Miami, San Francisco, Los Angeles and London—which attract both business and leisure travelers. These markets generally offer superior demographics and multiple demand drivers, such as a high concentration of business activity and tourist points of interest. In addition, these markets have significant barriers to entry for new competitive supply, including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. Within each of these cities, our hotels are strategically located to provide our guests with convenient access to major business, cultural and shopping districts.

  •
  Experienced Management Team and Extensive Infrastructure.    Our management team consists of a group of industry professionals with extensive experience in the disciplines necessary to operate and grow our business. As our business and asset base have expanded, we have created processes and systems supported by technology that we believe result in a state-of-the-art operating infrastructure with certain best-of-class proprietary systems. We believe the experience of our management team and quality of our systems provides us with the infrastructure necessary to maximize the performance of our existing portfolio and a platform to grow while maintaining quality.

Our Growth Strategy

        We intend to grow through our proven ability to replicate our model on an individualized but consistent basis across a growing hotel portfolio and by leveraging our portfolio of brands for expansion in both new and existing markets.

        We have enhanced our management team through new hires with a renewed focus on acquisitions and growth. We believe that our current management team and existing operating infrastructure provide us with the ability to successfully integrate assets into our portfolio as we grow and expand.

        We believe that with the establishment of a public market for our common stock, the significant reduction of our debt through this offering, and our entry into a new revolving credit facility, we will have the financial flexibility to capitalize on our internal and external growth opportunities.

  •
  Internal Growth

    Well Positioned to Benefit from Industry-wide Growth.    Our RevPAR growth has on average outperformed most other hotel companies and brands. In addition, most markets in which our hotels are located are materially outpacing broader industry averages, with three of our four U.S. markets amongst the fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. Moreover, RevPAR growth throughout our portfolio has exceeded all national chain scale segments, including the Luxury sector.

    Targeted Renovations and Expansions.    We have targeted and are pursuing a number of specific renovation and expansion projects throughout our portfolio that we believe will increase our appeal to our guests and generate increased revenue at our properties. We continuously evaluate alternative uses throughout our portfolio including residential conversion and other opportunities.

    Operational and Infrastructure Initiatives.    We implement state-of-the-art operational systems and apply best practices to maximize synergies at the portfolio level. Within the past few years, we have launched a number of operational and technology initiatives that are expected to result in revenue growth, significant improvements in our operating costs and efficiencies, an improved guest experience, and an enhanced ability to market to our customers' specific lodging needs.

  •
  External Growth

    Target Markets.    We intend to base our decisions to enter new markets on a number of criteria, with a focus on markets that attract affluent travelers who value a distinctive and sophisticated atmosphere and outstanding service. Consistent with our prior expansion activities, we will continue to seek to grow in markets with multiple demand drivers and high barriers to entry.

    Brand Extensions.    We believe that our existing brand portfolio has considerable development potential. Many of our brands, including hotel brands such as Mondrian, Hudson and Royalton, and restaurant and bar brands such as Asia de Cuba and Skybar, may be extended to other hotels, restaurants and bars in existing and new markets.

    Flexible Business Model.    We intend to be flexible with respect to transaction structures and real estate requirements as we pursue acquisition, joint venture and other opportunities. As we pursue these opportunities, we will focus on our critical objectives of providing us with a meaningful percentage of any equity growth or a significant total dollar return on investment.

Formation and Structuring Transactions

        Immediately prior to the completion of this offering, we and certain other entities will enter into a series of transactions to create our new corporate structure. We call these transactions our "Formation and Structuring Transactions". These transactions, along with schematic charts showing the ownership of our properties before and after these transactions, are described more fully beginning on page 31 under "Formation and Structuring Transactions". These transactions are also set forth in a formation and structuring agreement to be filed as an exhibit to the registration statement of which this prospectus is a part.

        After giving effect to the Formation and Structuring Transactions, we will own our hotel properties through Morgans Group LLC.

        The diagram below sets forth a simplified presentation of our corporate structure immediately following the Formation and Structuring Transactions and this offering:

(1)
Other Interests consist of residual interests in properties previously transferred and no longer operated.

(2)
NorthStar Partnership, L.P. will beneficially own approximately            shares of our common stock, including            Morgans Group LLC membership units held by Morgans Hotel Group LLC.

(3)
Percentage ownership interests in Morgans Hotel Group Co. assume that all Morgans Group LLC membership interests owned by Morgans Hotel Group LLC are distributed to its members and exchanged by us for our common stock.

RISK FACTORS

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 12. You should carefully consider the information in the "Risk Factors" section and all other information included in this prospectus before investing in our common stock, including:

  •
  as of June 30, 2005, we had approximately $660.0 million of outstanding indebtedness, approximately 88% of which is variable rate debt, which may harm our financial position and cash flow if interest rates increase;

  •
  our organizational documents do not limit the amount of indebtedness that we may incur; if we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and operations;

  •
  we may experience conflicts of interest with certain of our directors and officers and significant stockholders, including with respect to competition over the acquisition or disposition of hotel properties and the timing of the sale of particular properties due to the tax consequences of those sales;

  •
  we did not obtain independent third-party appraisals, valuations or fairness opinions in connection with the Formation and Structuring Transactions and, thus, the value of the shares that we issued with respect to the contribution of our initial properties may exceed the fair market value of the hotels. Further, because the number of shares of our common stock that we issued is fixed, the value of the consideration that our largest stockholder, NorthStar Partnership, L.P., will own following our Formation and Structuring Transactions will increase if our common stock price increases; and

  •
  the departure of our founder and certain members of our development and design teams could have an adverse effect on our ability to manage our business and implement our growth strategies.

        We were incorporated in Delaware in October 2005. Our corporate offices are located at 475 Tenth Avenue, New York, New York 10018. Our telephone number is (212) 277-4100. Our web site address is www.morganshotelgroup.com. The information on, or accessible through, our web site is not part of this prospectus.

THE OFFERING

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions, will be approximately $ million. We will contribute the net proceeds of the offering to Morgans Group LLC in exchange for a number of membership units in Morgans Group LLC equal to the number of shares issued. Morgans Group LLC intends to use the net proceeds in the manner described in "Use of Proceeds".
Dividend policy	We do not currently intend to pay any dividends on our common stock. We plan to retain any earnings to fund the development and growth of our business. See "Dividend Policy".
Proposed New York Stock Exchange symbol	"MRG"

        Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over allotment option.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents summary historical financial and operating data for our predecessor, which comprises the subsidiaries and ownership interests that will be contributed as part of the Formation and Structuring Transactions from Morgans Hotel Group LLC to our operating company. See "Formation and Structuring Transactions" beginning on page 31. The following combined statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the combined balance sheet data as of December 31, 2004 and 2003 are derived from our predecessor's audited combined financial statements which are included elsewhere in this prospectus. The following combined statement of operations data for the six months ended June 30, 2005 and 2004 and the combined balance sheet data as of June 30, 2005 have been derived from our predecessor's unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the six-month period ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year.

        The summary historical financial and operating data should be read in conjunction with our predecessor's audited combined financial statements and notes to the audited combined financial statements. You should read "Selected Historical Financial and Operating Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Statement of Operations Data:
Total hotel revenues	$123,547	$111,464	$225,567	$204,187	$200,849
Total revenues	128,368	115,874	234,398	210,643	204,925
Total hotel operating costs	80,079	74,671	153,961	143,522	142,136
Corporate expenses	8,256	8,237	15,375	13,994	9,530
Depreciation and amortization	13,546	13,874	27,348	28,503	28,256
Total operating costs and expenses	101,881	96,782	196,684	186,019	179,922
Operating income	26,487	19,092	37,714	24,624	25,003
Interest expense, net	44,157	33,652	67,173	57,293	42,248
Net income (loss)	$(22,565)	$(18,405)	$(31,595)	$(42,471)	$(23,845)
	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$23,583	$9,393	$12,915	$3,728	$2,083
Restricted cash	21,425	22,999	19,269	14,979	11,892
Property and equipment, net	435,319	458,533	446,811	468,676	492,804
Total assets	617,864	622,075	612,683	616,722	629,102
Mortgage notes payable	580,000	539,649	473,000	541,043	543,631
Financing and capital lease obligations	79,808	6,796	77,951	6,849	6,236
Total debt	659,808	546,445	550,951	547,892	549,867
Net assets (deficit)	$(95,811)	$(23,708)	$4,165	$(17,422)	$15,014

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands, except operating data)
Other Financial Data:
EBITDA(1)	$43,153	$35,818	$76,591	$55,172	$57,185
Adjusted EBITDA(2)	41,012	34,377	67,994	54,586	57,828
Adjusted Debt(3) (at end of period)	676,593	583,599	577,583	585,983	582,437
Capital expenditures	1,721	3,386	5,236	4,250	9,854
Selected Operating Data:
Occupancy %	79.0%	73.7%	73.7%	68.0%	62.2%
Average Daily Rate (ADR)	$296	$275	$277	$252	$250
Revenue per Available Room (RevPAR)	$234	$203	$205	$171	$155

(1)
We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to capital expenditures. The term EBITDA is not defined under accounting principles generally accepted in the United States, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA for each of the respective periods indicated is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Net income (loss)	$(22,565)	$(18,405)	$(31,595)	$(42,471)	$(23,845)
Interest expense, net	44,157	33,652	67,173	57,293	42,248
Income tax expense	402	384	827	652	576
Depreciation and amortization expense	13,546	13,874	27,348	28,503	28,256
Proportionate share of interest expense from unconsolidated joint ventures	4,233	3,965	7,694	7,080	6,408
Proportionate share of depreciation expense from unconsolidated joint ventures	3,634	2,663	5,754	4,707	4,190
Proportionate share of depreciation expense of minority interests in consolidated joint ventures	(254)	(315)	(610)	(592)	(648)

EBITDA	$43,153	$35,818	$76,591	$55,172	$57,185

Other non-operating (income) expense	(865)	(365)	(5,482)	2,077	(534)
Less: EBlTDA from Clift	(1,276)	(1,076)	(3,115)	(2,663)	1,177

Adjusted EBITDA	$41,012	$34,377	$67,994	$54,586	$57,828

(2)
We disclose Adjusted EBITDA because we believe it provides a meaningful comparison to our EBITDA as it excludes other non-operating (income) expenses that do not relate to the on-going performance of our assets and excludes the operating performance of assets in which we do not have a fee simple ownership interest.

We exclude from Adjusted EBITDA the following:

  •
  other non-operating (income) expenses such as gains and losses on dispositions and asset restructurings, costs of abandoned development projects and financings, gains and losses on early extinguishment of debt and other items that relate to the financing and investing activities of our assets and do not relate to the on-going operating performance of our assets.

  •
  the EBITDA related to Clift, which is operated pursuant to a non-recourse leasehold interest to more accurately reflect the operating performance of assets in which we have a fee simple ownership interest.

(3)
We disclose Adjusted Debt because we believe it provides a more meaningful comparison to our Adjusted EBITDA and is a useful tool to assess the value of our company.

We exclude from Adjusted Debt the following:

  •
  the capitalized lease obligation related to Clift, which is operated pursuant to a non-recourse leasehold interest to more accurately reflect the debt of assets in which the Company has a fee simple ownership interest or a proportionate share of a fee simple ownership interest and to conform to our Adjusted EBITDA presentation.

The lease became effective in October 2004. For comparability purposes, we have excluded the debt associated with the hotel for all periods presented.

We include in Adjusted Debt the following:

  •
  our proportionate share of debt of unconsolidated joint ventures which are accounted for under the equity method of accounting and therefore excluded from Total debt.

We believe this more accurately reflects the debt associated with the assets in which we have a fee simple ownership interest or a proportionate share of a fee simple ownership interest. A reconciliation of Adjusted Debt to Total debt is set forth below.

	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Total debt	$659,808	$546,445	$550,951	$547,892	$549,867
Clift debt	(73,197)	(57,000)	(71,255)	(57,000)	(57,000)
Proportionate share of debt of unconsolidated joint ventures	89,982	94,154	97,887	95,091	89,570

Adjusted Debt	$676,593	$583,599	$577,583	$585,983	$582,437

RISK FACTORS

        An investment in our common stock involves substantial risks. You should consider the material risks discussed in this section in addition to the other information contained in this prospectus before making your investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Boutique hotels are a highly competitive segment of the hospitality industry, which is generally subject to greater volatility than other segments of the industry. As a result, if we are unable to compete effectively or an economic slowdown occurs, our business and operations will be adversely affected by declines in our average daily room rates or occupancy.

        We compete in the boutique hotel segment of the hospitality industry. This segment is highly competitive, is closely linked to economic conditions and is more susceptible to changes in economic conditions than other segments of the hospitality industry. The boutique hotel segment's sensitivity to economic conditions is likely to persist for the foreseeable future. Competition within the boutique hotel segment is also likely to increase in the future. Economic downturns will, among other things, lead to a decrease in our revenues and intense competition may lead to a loss of market share by our hotels, and as a result, our business and operations may be adversely affected.

        Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. Market perception that we no longer provide innovative property concepts and designs would adversely affect our ability to compete effectively. If we are unable to compete effectively, we would lose market share, which could adversely affect our business and operations.

        All of our properties are located in areas where there are numerous competitors, many of whom have substantially greater resources than us. In addition, new hotels may be constructed in the areas in which our properties are located, possibly without corresponding increases in demand for hotel rooms. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels compete, thereby posing a greater competitive threat than at present. The resulting lower revenues to us could adversely affect our business and operations.

        The performance of the hospitality industry, and the boutique hotel segment in particular, has traditionally been closely linked with the general economy. Furthermore, the boutique hotel segment is more susceptible to changes in economic conditions than other segments of the hospitality industry. In an economic downturn, boutique hotels such as ours may be more susceptible to a decrease in revenues, as compared to hotels in other segments that have lower room rates. This characteristic may result from the fact that our hotels generally target business and high-end leisure travelers. In periods of economic difficulties, business and high-end leisure travelers may seek to reduce travel costs by limiting travel or otherwise generally reducing the costs of their trips. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating hotels such as ours, when compared to other classes of hotels. If an economic slowdown occurs, this could result in declines in average daily room rates or occupancy or both and thereby have a material adverse effect on our business and operations.

Our success depends on the value of our name, image and brand, and if demand for our hotels and their features decreases or the value of our name, image or brand diminishes, our business and operations would be adversely affected.

        Our success depends, to a large extent, on our ability to shape and stimulate consumer tastes and demands by producing and maintaining innovative, attractive, and exciting properties and services, as well as our ability to remain competitive in the areas of design and quality. There can be no assurance that we will be successful in this regard or that we will be able to anticipate and react to changing consumer tastes and demands in a timely manner.

        Furthermore, a high media profile is an integral part of our ability to shape and stimulate demand for our hotels with our target customers. A key aspect of our marketing strategy is to focus on attracting media coverage. If we fail to attract that media coverage, we may need to substantially increase our advertising and marketing costs, which would adversely affect our results of operations. In addition, other types of marketing tools, such as traditional advertising and marketing, may not be successful in attracting our target customers.

        Our business would be adversely affected if our public image or reputation were to be diminished. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be adversely affected.

Any failure to protect our trademarks could have a negative impact on the value of our brand names and adversely affect our business.

        We believe our trademarks are critical to our success. We rely on trademark laws to protect our proprietary rights. The success of our business depends in part upon our continued ability to use our trademarks to increase brand awareness and further develop our brand in both domestic and international markets. Monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. From time to time, we apply to have certain trademarks registered. There is no guarantee that such trademark registrations will be granted. We cannot assure you that all of the steps we have taken to protect our trademarks in the United States and foreign countries will be adequate to prevent imitation of our trademarks by others. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill, which could adversely affect our business.

We may have disputes with, or be sued by, third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.

        Other parties may assert trademark, copyright or other intellectual property rights that are important to our business. We cannot assure you that others will not seek to block our use of certain marks or seek monetary damages or other remedies for the prior use of our brand names or other intellectual property or the sale of our products or services as a violation of their trademark, copyright or other proprietary rights. Defending any claims, even claims without merit, could divert our management's attention, be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation.

        In addition, there may be prior registrations or use of trademarks in the United States or foreign countries for similar or competing marks or other proprietary rights of which we are not aware. In all such countries it may be possible for any third-party owner of a national trademark registration or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. Securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various grounds.

Our hotels are geographically concentrated in a limited number of cities and, accordingly, we could be disproportionately harmed by an economic downturn in these cities or a disaster, such as a terrorist attack.

        The concentration of our hotels in a limited number of cities exposes us to greater risk to local economic, business and other conditions than more geographically diversified hotel companies. Morgans, Royalton and Hudson, located in Manhattan, represent approximately 43% of our guest rooms and approximately $107.2 million, or 46%, of our combined revenues for the year ended December 31, 2004. Like other hotel markets, the Manhattan hotel market has experienced economic slowdowns in the past, including in the late 1980s, early 1990s and the most recent slowdown, which began in October 2000 and was exacerbated by the terrorist attacks of September 11, 2001. A decline in the Manhattan hotel market, in particular, due to a downturn in regional or local economic or business conditions or another terrorist attack or similar disaster would adversely affect occupancy rates and financial performance of our New York hotels and our overall results of operations.

        In addition, certain of out hotels are located in markets that are more susceptible to natural disasters than others, which could adversely affect those hotels, the local economies, or both. Specifically, the Miami area, where Delano and Shore Club are located, is susceptible to hurricanes and California, where Mondrian and Clift are located, is susceptible to earthquakes. A variety of factors affecting the local markets in which our hotels operate, including such natural disasters, could have a material adverse affect on our business and operations.

The threat of terrorism has adversely affected the hospitality industry generally and these adverse effects may continue or worsen.

        The threat of terrorism has caused, and may in the future cause, a significant decrease in hotel occupancy and average daily room rates due to disruptions in business and leisure travel patterns and concerns about travel safety. The attacks of September 11, 2001 had a dramatic adverse impact on business and leisure travel and RevPAR. Hotels in major metropolitan areas, such as New York and London that represent approximately 57% of our guest rooms, were adversely affected due to concerns about travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel, which includes the corporate and premium business segments that generally pay the highest average room rates. The possibility of future attacks may hamper business and leisure travel patterns and, accordingly, the performance of our business and our operations.

We are exposed to the risks of a global market which could hinder our ability to maintain and expand our international operations.

        We have properties in the United States and the United Kingdom and may expand to other international markets. The success and profitability of any future international operations are subject to numerous risks and uncertainties, many of which are outside of our control, such as:

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  political or economic instability;

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  changes in governmental regulation;

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  trade restrictions;

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  difficulties and costs of staffing and managing operations in certain foreign countries;

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  work stoppages or other changes in labor conditions;

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  taxes;

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  payments terms; and

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  seasonal reductions in business activity in some parts of the world.

        Furthermore, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations or the expropriation of private enterprises could reduce the anticipated benefits of our international operations. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade could adversely affect our business relationships and gross profit.

        Establishing operations in any foreign country or region presents risks such as those described above, as well as risks specific to the particular country or region. We may not be able to maintain and expand our international operations successfully, and as a result, our business operations could be adversely affected.

The hotel business is capital intensive; financing the rising cost of capital improvements and increasing operating expenses could reduce our cash flow and adversely affect our financial performance.

        Our hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. To compete effectively, we will need to make capital expenditures to maintain our innovative property concepts and designs. In addition, we will need to make capital expenditures to comply with applicable laws and regulations. For the year ended December 31, 2004, we spent approximately $5.2 million for capital improvements related to our hotels and we expect to undertake more capital improvement projects in the future. We may not be able to fund capital improvements solely from cash provided from our operating activities. If not, we will need to rely upon the availability of debt or equity capital.

        In addition, renovations and other capital improvements to our hotels may be expensive and may require us to close all or a portion of the hotels to customers during such renovations, affecting occupancy and ADR. These capital improvements may give rise to the following additional risks, among others:

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  construction cost overruns and delays;

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  uncertainties as to market demand or a loss of market demand after capital improvements have begun;

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  disruption in service and room availability causing reduced demand, occupancy and rates; and

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  possible environmental problems.

        As a result, capital improvement projects may increase our expenses and reduce our cash flows and our revenues. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

We have high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in revenues. In addition, our property taxes have increased in recent years and we expect those increases to continue.

        The costs associated with owning and operating hotels are significant, some of which may not be altered in a timely manner in response to changes in demand for services, and failure to adjust our expenses may adversely affect our business and operations. For example, pursuant to the terms of our agreements with the labor unions for our New York City and San Francisco hotels, we may not unilaterally reduce the wages of the employees subject to these agreements, and are restricted in the manner in which we may layoff or schedule employees.

        Property taxes and insurance costs are a significant part of our operating expenses. In recent years, our real property taxes have increased and we expect those increases to continue. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by taxing authorities. In addition, our real property tax rates will increase as property tax abatements expire. For example, the property tax abatement applicable to Hudson phases out over a 5-year period beginning in 2008. Our real estate taxes do not depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets.

        Insurance premiums for the hospitality industry have increased significantly since 2002, and continued escalation may result in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend would appreciably increase the operating expenses of our hotels. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

        In the future, our properties may be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our results of operations could be adversely affected.

Our strategy to acquire and develop or redevelop hotels creates timing, financing, operational and other risks that may adversely affect our business and operations.

        We intend to acquire and develop or redevelop hotel properties as suitable opportunities arise. The acquisition, development and redevelopment of hotel properties involve a number of risks. We cannot assure you that any development or redevelopment project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our operating results and financial performance.

        Acquisitions, development or redevelopment of hotel properties will require significant capital expenditures. We will not be able to fund acquisitions solely from cash provided from our operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and development or redevelopment. Our ability to grow through acquisitions, development or redevelopment of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

We may not be able to successfully compete for additional hotel properties.

        We may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, owner-operators of hotels and others who are engaged in real estate investment activities for the acquisition of hotels, which may or may not have similar investment objectives as we do. In addition, competition for suitable investment properties may increase in the future. Some competitors may have substantially greater financial resources than we do and, as such, will be able to accept more risk than we can prudently manage. These competitors may limit the number of suitable investment opportunities for us by driving up the price we must pay for real property or other assets we seek to acquire. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, be willing to pay more, have a more compatible operating philosophy, or better relationships with hotel franchisors, seller or lenders.

        Even if we are able to successfully identify and acquire other hotel properties, acquisitions may not yield the returns we expect and, if financed using our equity capital, may be dilutive. We also may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete. We may underestimate the costs necessary to bring an acquired property up to the standards established for its intended market position or the costs to integrate an acquired hotel property with our existing operations. Significant costs of acquisitions could materially impact our operating results, including costs of uncompleted acquisitions as they would generally be expensed in the time period during which they are incurred.

Integration of new hotels may be difficult and may adversely affect our business and operations.

        The success of any acquisition will depend, in part, on our ability to realize the anticipated benefits from integrating acquired hotels with our existing operations. For instance, we may develop or acquire new hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our existing hotels, name, image or brands. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our business. Our success in realizing anticipated benefits and the timing of this realization depend upon the successful integration of the operations of the acquired hotel. This integration is a complex, costly and time-consuming process. The difficulties of combining acquired properties with our existing operations include, among others:

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  coordinating sales, distribution and marketing functions;

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  integrating information systems;

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  preserving the important licensing, distribution, marketing, customer, labor, and other relationships of the acquired hotel;

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  costs relating to the opening, operation and promotion of new hotel properties that are substantially greater than those incurred in other areas; and

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  converting hotels to our brand.

        We may not accomplish the integration of acquired hotels smoothly or successfully. The diversion of the attention of our management from our existing operations to integration efforts and any difficulties encountered in combining operations could prevent us from realizing the anticipated benefits from the acquisition and could adversely affect our business and operations.

The use of joint ventures, over which we may not have full control, for hotel acquisitions could prevent us from achieving our objectives.

        We may acquire, develop or redevelop hotel properties through joint ventures with third parties. Joint venturers often share control over the operation of the joint venture assets. Our joint venture partners might have economic or business objectives that are inconsistent with our objectives. Our joint venture partners could go bankrupt, leaving us liable for their share of joint venture liabilities. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. Accordingly, the use of joint ventures could prevent us from achieving our objectives.

We have substantial debt, a majority of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

        As of June 30, 2005, we had approximately $660.0 million of outstanding indebtedness, including $79.8 million of capitalized lease obligations. Approximately $580.0 million of this debt bears interest at a variable rate. Increases in interest rates on our existing variable rate indebtedness would increase our interest expense, which could harm our cash flow.

        Our substantial debt may negatively affect our business and operations, including:

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  requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce funds available for operations and capital expenditures, future business opportunities and other purposes;

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  making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

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  limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

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  requiring us to dispose of properties in order to make required payments of interest and principal.

        Some of our existing notes payable contain limitations on our ability to incur additional debt on specific properties, as well as financial covenants relating to the performance of those properties. If these covenants restrict us from engaging in activities that we believe would benefit those properties, our growth may be limited. If we fail to comply with these covenants, we will need to obtain consents or waivers from compliance with these covenants, which may take time or cause us to incur additional expenses, or we may be required to prepay the debt containing the restrictive covenants.

        A majority of our debt is secured by first deeds of trust on our properties. If we were to default on our secured debt in the future, the loss of property securing the debt would harm our ability to satisfy other obligations. Using our properties as collateral increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure and ultimately our loss of the property that secures any loans for which we are in default. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds. In addition, because of various cross-default provisions in our debt, our default under some of our mortgage debt obligations may result in a default on our other indebtedness. If this occurs, our business and operations would be materially adversely affected.

        One of our operating subsidiaries previously sought Chapter 11 bankruptcy protection and one of our joint venture entities is in violation of certain covenants in its indebtedness. In August 2003, Clift Holdings LLC, a wholly owned subsidiary which we refer to as Clift Holdings, filed for Chapter 11 bankruptcy protection. Clift Holdings owned Clift. It emerged from Chapter 11 protection in October 2004 after entering into a sale-leaseback transaction. In addition, one of our U.K. joint venture entities, I.S. London Limited, or I.S. London, is in violation of certain of its debt covenants. I.S. London has received a waiver from the applicable lender for the period ending March 2005. The lender has not taken any action to accelerate the debt since the waiver expired. I.S. London signed a term sheet to refinance the debt in question, but the refinancing remains subject to various conditions and there can be no certainty as to the outcome of the proposed refinancing.

        We also would incur additional debt in connection with any future acquisitions. We may, in some instances, borrow under a revolving credit facility, which we intend to obtain immediately prior to the consummation of this offering, or borrow other funds to acquire properties. In addition, we may incur further mortgage debt by obtaining loans secured by the properties we acquire.

        Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional debt financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our business and operations.

        Our organizational documents do not limit the amount of indebtedness that we may incur. If we increase our leverage, the resulting increase in debt service could adversely affect our ability to make payments on our indebtedness and harm our business and operations.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our business and operations.

        Since we anticipate that our internally generated cash will be inadequate to repay our indebtedness prior to maturity, we expect that we will be required to repay debt from time to time through refinancings of our indebtedness and/or offerings of equity or debt. The amount of our existing indebtedness may harm our ability to repay our debt through refinancings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell one or more of our properties on disadvantageous terms, which might result in losses to us. We have placed mortgages on our hotel properties to secure our indebtedness. To the extent we cannot meet our debt service obligations, we risk losing some or all of those properties to foreclosures. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on any refinancing, our interest expense would increase, which would harm our business and operations.

The revolving credit facility we intend to enter into prior to the consummation of this offering will likely contain financial covenants that limit our operations and could lead to adverse consequences if we fail to comply.

        The revolving credit facility we intend to enter into prior to the consummation of this offering is likely to contain financial and operating covenants, including coverage and leverage ratios and other limitations on our ability to sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet these financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to comply with any of the covenants could result in a default under one or more of our other debt instruments. This could cause one or more of our lenders to accelerate the timing of payments on their respective indebtedness, which could harm our business and operations.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

        We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When interest rates change, we expect to record a gain or loss on those derivatives that we currently hold. Our hedging activities may include entering into interest rate swaps, caps and floors and options to purchase these items. We currently use interest rate caps to manage our interest rate risks related to our variable rate indebtedness; however, our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses, and such losses could harm our results of operations, financial condition and business prospects.

Our operations are sensitive to currency exchange risks, and we cannot predict the impact of future exchange-rate fluctuations on our business and operating results.

        Our operations are sensitive to currency exchange risks. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating results. For example, all else being equal, a weaker U.S. dollar will promote international tourism in our domestic markets. As foreign currencies appreciate against the U.S. dollar it becomes less expensive, in terms of those appreciating foreign currencies, to pay for our U.S. hotel services. Conversely, all else being equal, an appreciating U.S. dollar could affect demand for our U.S. hotel services. We cannot predict the impact of future exchange-rate fluctuations on our business and operations.

Our management has limited experience managing a public company.

        Until recently, our management team has operated our business as a privately owned limited liability company and has limited experience managing a publicly owned company. We continue to develop control systems and procedures adequate to support a public company and this transition could place a significant strain on our management systems, infrastructure, overhead and other resources. Given our recent organization and our management's experience, you will be unable to fully evaluate our management's public company abilities.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We are a holding company with no operations.

        We are a holding company and conduct all of our operations through our subsidiaries. We do not have, apart from our ownership of Morgans Group LLC, any independent operations. As a result and although we have no current plan to do so, we will rely on dividends and other payments or distributions from Morgans Group LLC and our other subsidiaries to pay dividends on our common stock. We will also rely on dividends and other payments or distributions from Morgans Group LLC and our other subsidiaries to meet our debt service and other obligations. The ability of Morgans Group LLC and our other subsidiaries to pay dividends or make other payments or distributions to us will depend on Morgans Group LLC's operating results.

        In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

We depend on our key personnel for the future success of our business and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and implement our growth strategies, or could be negatively perceived in the capital markets.

        Our future success and our ability to manage future growth depend, in large part, upon the efforts and continued service of our senior management team who has substantial experience in the hospitality industry. Our Chief Executive Officer, W. Edward Scheetz, and our Chairman, David Hamamoto, have been actively involved in the acquisition and ownership of hotel assets and are actively engaged in our management. Messrs. Scheetz and Hamamoto substantially determine our strategic direction, especially with regard to operational, financing, acquisition and disposition activity. The departure of either of them could have a material adverse effect on our business and operations.

        It could be difficult for us to find replacements for our key personnel, as competition for such personnel is intense. The loss of services of one or more members of our senior management team could have an adverse effect on our ability to manage our business and implement our growth strategies. Further, such a loss could be negatively perceived in the capital markets, which could reduce the market value of our securities.

The recent departure of our founder and certain members of our development and design teams could have an adverse effect on our ability to manage our business and implement our growth strategies.

        On June 24, 2005, Ian Schrager, our then Chairman, President and Chief Executive Officer, resigned. Ian Schrager founded our predecessor company in 1983 and was involved with all aspects of our business. We retained Ian Schrager's services as a consultant, at our election, through December 31, 2007. Certain members of our development and design team who recently departed were closely involved in the acquisition, development and design of our portfolio of hotel properties. We cannot assure you that the loss of Ian Schrager and other employees in our development and design teams will not have an adverse effect on our ability to manage our business and implement our growth strategies.

We depend on Jeffrey Chodorow for the management of our restaurants and certain of our bars.

        The restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane are owned and managed through several joint venture operations with restaurateur Jeffrey Chodorow pursuant to a master agreement between our subsidiaries and Chodorow Ventures LLC. If any of the risks outlined below materialize, our results of operations may be adversely affected. The joint ventures involve risks not otherwise present in our business, including:

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  the risk that Mr. Chodorow or Chodorow Ventures LLC has economic or other interests or goals that are inconsistent with our interests and goals and that he may not take, or may veto, actions which may be in our best interests;

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  the risk that a joint venture entity or Chodorow Ventures LLC may default on its obligations under the agreement or the leases with our hotels, or not renew those leases when they expire, and therefore we may not continue to receive its services;

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  the risk that disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business;

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  the risk that we may in certain circumstances be liable for the actions of our third party partners or co-venturers; and

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  the risk that Chodorow Ventures LLC may become bankrupt and will be unable to continue to provide services to us.

Because land underlying Sanderson is subject to a ground lease, Clift is leased pursuant to a 99-year lease and a portion of Hudson is the lease of a condominium interest, we are subject to the risk that these leases could be terminated and could cause us to lose the ability to operate these hotels.

        Our rights to use the land underlying Sanderson in London are based upon our interest under a long-term ground lease. Our rights to operate Clift in San Francisco are based upon our interest under a 99-year lease. In addition, a portion of Hudson in New York is a condominium interest that is leased to us. Pursuant to the terms of the leases for these hotels, we are required to pay all rent due and comply with all other lessee obligations under the leases. Any transfer, including a pledge, of our interest in a lease may require the consent of the applicable lessor and its lenders. As a result, we may not be able to sell, assign, transfer or convey our lessee's interest in any hotel subject to a lease in the future absent consent of such third parties even if such transactions may be in the best interest of our stockholders.

        The lessor may require us, at the expiration or termination of the lease to surrender or remove any improvements, alterations or additions to the land or hotel at our own expense. The leases also generally require us to restore the premises following a casualty or taking and to apply in a specified manner any proceeds received in connection therewith. We may have to restore the premises if a material casualty, such as a fire or an act of God, occurs; the cost of which may exceed any available insurance proceeds.

        The termination of any of these leases could cause us to lose the ability to continue operating these hotels, which would materially affect our business and results of operations.

We are party to numerous contracts and operating agreements, certain of which limit our activities through restrictive covenants or consent rights. Violation of those covenants or failure to receive consents could lead to termination of those contracts or operating agreements.

        We are party to numerous contracts and operating agreements, many of which are integral to our business operations. Certain of those contracts and operating agreements contain restrictive covenants that could affect the manner in which we conduct our business and/or require that we obtain the consent of the other party or parties before taking certain actions. For example, our joint venture relationship with Burford Hotels Limited requires us to first offer European hotel ownership opportunities to the joint venture unless certain conditions are satisfied. See "Certain Relationships and Related Party Transactions—Burford Hotels Limited Joint Venture".

        Our failure to comply with restrictive covenants or failure to obtain consents, including actions by our predecessor prior to this offering, could provide the beneficiaries of those covenants or consents with the right to terminate the relevant contract or operating agreement or seek damages against us. If those claims relate to agreements that are integral to our operations, any termination could have a material adverse effect on our results of operations or financial condition.

Risks Related to the Hospitality Industry

In addition to the risks enumerated above, a number of factors, many of which are common to the hospitality industry and beyond our control, could affect our business, including the following:

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  increased threat of terrorism, terrorist events, airline strikes, natural disasters or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists and other factors that may not be offset by increased room rates;

  •
  increased competition from other hotels in our markets;

  •
  new hotel supply in our markets, which could harm our occupancy levels and revenue at our hotels;

  •
  dependence on business and commercial travel, leisure travel and tourism;

  •
  increases in operating costs due to inflation, labor costs (including the impact of unionization), workers' compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;

  •
  changes in interest rates and in the availability, cost and terms of debt financing;

  •
  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

  •
  adverse effects of international market conditions, which may diminish the desire for high-end leisure travel or the need for business travel, as well as national, regional and local economic and market conditions where our hotels operate and where our customers live; and

  •
  adverse effects of a downturn in the hospitality industry.

        These factors could harm our financial condition and results of operations.

Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues.

        The hospitality industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our revenue is generally highest in the second and fourth quarters. Our quarterly earnings may also be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues.

The hospitality industry is heavily regulated, including with respect to food and alcohol sales, employee relations, construction and taxation. Failure to comply with regulatory requirements may result in an adverse effect on our business.

        Our failure to comply with regulatory requirements may result in an adverse effect on our business. Our various properties are subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add to our existing properties may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our properties. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

        Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

        In addition, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures.

        We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions on us. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations.

        We are responsible for insuring our hotel properties as well as for obtaining the appropriate insurance coverage to reasonably protect our interests in the ordinary course of business. Additionally, each of our leases and loans typically specifies that comprehensive insurance be maintained on each of our hotel properties, including liability, fire and extended coverage. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, which may be uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We will use our discretion in determining amounts, coverage limits, deductibility provisions of insurance and the appropriateness of self-insuring, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Uninsured and underinsured losses could harm our financial condition and results of operations. We could incur liabilities resulting from loss or injury to our hotels or to persons at our hotels. Claims, whether or not they have merit, could harm the reputation of a hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

        In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

        Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, hurricane, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

        In addition, insurance coverage for our hotel properties and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial resources may be adversely affected.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

        Our hotel properties are subject to various Federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if we are the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

        Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

        We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

        Our hotel properties are also subject to the Americans with Disabilities Act of 1990, or the ADA. Under the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants' winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and the ability to make distributions to our stockholders could be harmed. In addition, we are required to operate our hotel properties and laundry facilities in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our properties.

Our hotels may be faced with labor disputes or, upon expiration of the collective bargaining agreement, a strike, which would adversely affect the operation of our hotels.

        We rely heavily on our employees providing high-quality personal service at our hotels and any labor dispute or stoppage caused by poor relations with a labor union or the hotels' employees could adversely affect our ability to provide those services, which could reduce occupancy and room revenue, tarnish our reputation and hurt our results of operations. Most of our employees who work at Morgans, Royalton, Hudson and Clift are members of local labor unions. Our relationship with our employees or the union could deteriorate due to disputes relating to, among other things, wage or benefit levels or management responses to various economic and industry conditions. The collective bargaining agreement governing the terms of employment for employees working in our New York hotels is due to expire on June 30, 2006, and if no new agreement is negotiated prior to that date, the union could engage in a strike or picketing against our New York hotels. Major San Francisco hotels are currently involved in a labor dispute with unions representing their employees. While to date that labor dispute has not involved Clift, the union could engage in a strike or picketing against San Francisco hotels including Clift especially if the dispute is not resolved.

Risks Related to Our Organization and Structure

We may experience conflicts of interest with significant stockholders and those stockholders may also exercise significant influence over our affairs.

        Our two largest stockholders, NorthStar Partnership, L.P., or NorthStar, and RSA Associates, L.P., or RSA Associates, will beneficially own at the completion of this offering approximately      % and      %, respectively, of the outstanding shares of our common stock. We may experience conflicts of interest in connection with competition with NorthStar and its affiliates and RSA Associates over the acquisition or disposition of hotel properties.

        Our Chief Executive Officer, Edward Scheetz, and our Chairman, David Hamamoto, are the Co-Chief Executive Officers of NorthStar. In addition, Mr. Hamamoto is the President and Chief Executive Officer of Northstar Realty Finance Corp., an affiliate of Northstar. Messrs. Scheetz and Hamamoto's management obligations to NorthStar and its affiliates may present them with conflicts of interest in making management decisions related to opportunities available to us and their time spent managing

NorthStar will reduce the time and effort they each spend managing us. Under Delaware corporate law, our officers and directors owe fiduciary duties to us and our stockholders. However, we have not instituted a formal plan or arrangement to address potential conflicts of interest that may arise among us, NorthStar and RSA Associates and their other affiliates.

        Some of our officers may also serve as directors or officers of NorthStar and RSA Associates and may have conflicts of interest because they may own NorthStar or RSA Associates equity interests, or they may receive cash- or equity-based awards based on the performance of NorthStar or RSA Associates, as the case may be.

        In addition, the shares of common stock of NorthStar and RSA Associates constitute a significant portion of the votes needed to approve matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors, and the determination of our day-to-day corporate and management policies. The ownership interest in our company of our significant stockholders may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

        If a third party acquires all or a controlling interest in NorthStar or RSA Associates, that third party may be able to significantly influence us in the same manner that NorthStar and RSA Associates are able to significantly influence us.

We may experience conflicts of interest with certain of our directors and officers and significant stockholders as a result of their tax positions.

        Messrs. Scheetz and Hamamoto may suffer adverse tax consequences upon our sale of certain properties and may therefore have different objectives regarding the appropriate pricing and timing of a particular property's sale. At the completion of this offering, Morgans Hotel Group LLC will guarantee $       million of the indebtedness of subsidiaries of Morgans Group LLC and W. Edward Scheetz and David Hamamoto will agree to reimburse Morgans Hotel Group LLC for up to $       million and $       million of its guarantee obligation. These guarantees and reimbursement undertakings are being provided so that Messrs. Scheetz and Hamamoto will not realize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The guarantees and reimbursement undertakings will be for a fixed term and be renewable at the option of the obligor. Messrs. Scheetz and Hamamoto may influence us to not sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, in order for them to avoid realizing built-in gains that would be incurred once they ceased to agree to reimburse Morgans Hotel Group LLC for its guarantee of portions of our debt. Alternatively, to avoid realizing such built-in gains they may have to agree to additional reimbursement involving additional financial risk.

        In addition, Messrs. Scheetz and Hamamoto may be subject to tax on a disproportionately large amount of the built-in gain that would be realized upon the sale of certain properties. Messrs. Scheetz and Hamamoto may therefore influence us to not sell certain properties, even if such sale might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest, as they may wish to avoid realization of their share of the built-in gains in those properties.

The negotiations involving our formation transactions were not conducted on an arm's-length basis, and the value of the equity interests in us that NorthStar will own following our formation transactions may exceed the fair market value of the assets we will acquire from them in those transactions.

        We did not obtain independent third-party appraisals, valuations or fairness opinions in connection with the Formation and Structuring Transactions. Messrs. Scheetz and Hamamoto in their capacities as co-Chief Executive Officers of NorthStar, negotiated the terms of these transactions and, as such, these transactions were not negotiated on an arm's length basis. The value of the shares that we issued in the contribution of our initial properties will increase in connection with any increase in the offering price of our shares in this offering, and will thereafter increase or decrease if our share price increases or decreases. As a result, the value of the equity that NorthStar owns following our formation transactions may exceed the contribution date value of the consideration we will provide for their interests in the initial properties contributed to us.

Our basis in the hotels contributed to us will generally be substantially less than their fair market value which will decrease the amount of our depreciation deductions and increase the amount of recognized gain upon sale.

        Our hotels will be contributed to us in tax-free transactions. Accordingly, our basis in the assets that are contributed will not be adjusted in connection with this offering and will generally be substantially less than the fair market value of the contributed hotels as of the date of this offering. We also intend to generally use the "traditional" method for making allocations under Section 704I of the Internal Revenue Code as opposed to the "curative" or "remedial" method for making such allocations. Consequently, (i) our depreciation deductions with respect to our hotels will likely be substantially less than the depreciation deductions that would have been available to us had our tax basis been equal to the fair market value of the hotels as of the date of this offering and (ii) we may recognize gain upon the sale of an asset that is attributable to appreciation in the value of the asset that accrued prior to the date of this offering.

Non-U.S. holders owning more than 5% of our common stock may be subject to U.S. federal income tax on gain recognized on the disposition of our common stock.

        Because of our significant U.S. real estate holdings, we believe that we are a "United States real property holding corporation" as defined under Section 897 of the Internal Revenue Code. As a result, any "non-U.S. holder" (as defined under "Material U.S. Federal Income Tax Considerations for Non-U.S. Holders") will be subject to U.S. federal income tax on gain recognized on a disposition of our common stock if such non-U.S. holder has held, directly or indirectly, 5% of our common stock at any time during the five-year period ending on the date of the disposition and such non-U.S. holder is not eligible for any treaty exemption. In addition, purchasers of stock held by non-U.S. holders may be required to deduct and withhold 10% of the purchase price of such stock.

Risks Relating to the Offering and Our Common Stock

You have limited control as a stockholder regarding any changes we make to our policies.

        Our board of directors determines our major policies, including our investment objectives, financing, growth and distributions. Our board may amend or revise these and other policies without a vote of our stockholders. This means that our stockholders will have limited control over changes in our policies.

The market price for our common stock after this offering may be lower than the offering price, and our stock price may be volatile.

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the underwriters. The price at which the shares of our common stock may sell in the public market after this offering may be lower than the price at which they are sold by the underwriters.

        The stock market in general has recently experienced extreme price fluctuations. Fluctuations in our stock price may not be correlated in a predictable way to our performance or operating results. Our stock price may fluctuate as a result of factors that are beyond our control or unrelated to our operating results. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

  •
  variations in our quarterly operating results;

  •
  changes in market valuations of companies in the hospitality industry;

  •
  fluctuations in stock market prices and volumes;

  •
  issuances of common stock or other securities in the future;

  •
  the addition or departure of key personnel;

  •
  announcements by us or our competitors of new properties; and

  •
  acquisitions or joint ventures.

        In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business, financial condition and operating results.

If a significant number of shares of our common stock are sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

        Sales of substantial amounts of our common stock in the public market by us, NorthStar or RSA Associates after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of                  shares of common stock will be outstanding after this offering. Of these, the                  shares offered by this prospectus will be freely tradable without restriction or further registration.

        Subject to certain extensions, on the day that is 181 days after completion of this offering, lockup agreements entered into by our directors, executive officers, NorthStar and RSA Associates will expire. Consequently, beginning on                        , 2006, such directors, executive officers, NorthStar and RSA Associates will be able to sell an aggregate total of                   shares of our common stock, subject to significant restrictions. The underwriters may also consent to release some or all of these shares for sale prior to that time.

        NorthStar has pledged all of its equity interests in its subsidiary that owns Morgans Hotel Group LLC as security for NorthStar borrowings. After receipt of shares of our common stock in the Formation and Structuring Transactions, NorthStar will pledge shares of our common stock as security for those borrowings and any borrowings that refinance those borrowings. In addition, if NorthStar distributes shares of our common stock to its partners, that distribution may be subject to those borrowings and as a result, NorthStar's partners, including W. Edward Scheetz and David Hamamoto, will pledge shares of our common stock that they own as security for those borrowings. An event of default or other acceleration event under those borrowings could result in the lender foreclosing on the shares of our common stock owned by NorthStar or its partners, including Messrs. Scheetz and Hamamoto. The lockup agreements described above will not prevent that foreclosure. Following any such foreclosure, the lender could seek to sell all or a portion of such shares. Any such sale of shares, or the perception that these sales could occur, could adversely affect the market price of our common stock.

        Upon the consummation of this offering, we will enter into registration rights agreements, under which NorthStar or RSA Associates will have the right to cause us to file a registration statement under the Securities Act covering the resale of any shares of our common stock beneficially owned by NorthStar or RSA Associates any time after the date that is six months after the date on which our initial public offering closes. These shares will represent approximately      % of our outstanding common stock upon completion of this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may", "will", "should", "potential", "intend", "expect", "seek", "anticipate", "estimate", "believe", "could", "project", "predict", "continue" or other similar words or expressions.

        The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. Important risks and factors that could cause our actual results to differ materially from any forward-looking statements include, but are not limited to:

  •
  the factors discussed in this prospectus set forth under the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations";

  •
  downturns in economic and market conditions, particularly levels of spending in the business, travel and leisure industries;

  •
  hostilities, including future terrorist attacks, or fear of hostilities that affect travel;

  •
  risks related to natural disasters, such as earthquakes and hurricanes;

  •
  the seasonal nature of the hospitality business;

  •
  changes in the tastes of our customers;

  •
  increases in real property tax rates;

  •
  increases in interest rates and operating costs;

  •
  general volatility of the capital markets and our ability to access the capital markets; and

  •
  changes in the competitive environment in our industry and the markets where we invest.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions, and such information has not been verified by any independent sources.

FORMATION AND STRUCTURING TRANSACTIONS

        The following simplified chart sets forth the ownership structure of the hotels and related properties owned by Morgans Hotel Group LLC prior to the Formation and Structuring Transactions described below:

(1)
Other Interests consist of residual interests in properties previously transferred and no longer operated.

        Morgans Hotel Group Co. was formed as a Delaware corporation in October 2005 to complete the initial public offering that is part of the Formation and Structuring Transactions described below.

        Prior to the initial public offering of our common stock, the following steps will occur:

  •
  Morgans Hotel Group Management LLC, or MHG Management Company, will borrow $     million. Morgans Hotel Group LLC will guarantee payments under this loan.

  •
  MHG Management Company will distribute the $     million of loan proceeds to Morgans Hotel Group LLC, which will use those amounts to repay certain of its existing indebtedness.

  •
  Morgans Hotel Group LLC will form Morgans Group LLC and contribute to Morgans Group LLC all of its interests, except the Other Interests (as defined below) and its interest in MHG Management Company for no consideration. The Other Interests consist of residual interests in properties previously transferred and no longer operated. The limited liability company agreement of Morgans Group LLC will provide for:

    •
    a managing member interest that we will hold, which will give us the exclusive responsibility and power to manage the business and affairs of Morgans Group LLC;

    •
    redemption/exchange for our common stock of membership interests held by non-managing members.

  No member of Morgans Group LLC will have the ability to replace us as managing member. In addition, no membership units of Morgans Group LLC will have any disproportionately beneficial rights or privileges. See "Description of the Operating Agreement of Morgans Group LLC".

  •
  Morgans Hotel Group LLC will distribute all of its interests in Morgans Group LLC to its members in accordance with their membership interests in Morgans Hotel Group LLC. After such distribution, NorthStar Partnership, L.P. will own approximately 85% of the membership interests in Morgans Group LLC and RSA Associates, L.P. will own the remainder of the membership interests in Morgans Group LLC.

  •
  Morgans Hotel Group LLC will contribute all of the membership interests in MHG Management Company to Morgans Group LLC in return for membership interests in Morgans Group LLC with a value based on the IPO price equal to $20 million. Morgans Group LLC will assume Morgans Hotel Group LLC's guarantee of the MHG Management Company debt described above.

  •
  In connection with the contribution above, Morgans Hotel Group LLC will provide a guarantee of approximately $         million of indebtedness of Morgans Group LLC. David T. Hamamoto, our Chairman, will agree to reimburse Morgans Hotel Group LLC for up to $       million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, W. Edward Scheetz, our Chief Executive Officer and President, will agree to reimburse Morgans Hotel Group LLC for up to $       million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee and Ian Schrager, the shareholder of the general partner of RSA Associates, L.P., will agree to reimburse Morgans Hotel Group LLC for up to $       million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee. The guarantee by Morgans Hotel Group LLC and these reimbursement obligations will remain in place following the initial public offering of our common stock and are being provided so that the providers of the reimbursement obligations will not realize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The reimbursement obligations will be for a fixed term and be renewable at the option of each provider.

  •
  NorthStar Partnership, L.P. will transfer all of its membership interests in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co. RSA Associates, L.P. will transfer all of its membership interests in Morgans Group LLC to Morgans Hotel Group Co. in exchange for an equal number of shares of common stock of Morgans Hotel Group Co.

        After completing the transactions described above, we will complete the initial public offering of our common stock. In the initial public offering, we will issue                  shares for cash, or                 shares for cash if the underwriters fully exercise their option to purchase additional shares. We will contribute the net proceeds of the offering of shares by us to Morgans Group LLC in exchange for a number of membership units equal to the number of shares issued, which will, represent a      % managing membership interest in Morgans Group LLC or, if the underwriters fully exercise their option to purchase additional shares, a      % managing membership interest. Morgans Group LLC will then use approximately $       million of the net proceeds to repay outstanding principal and interest of existing indebtedness, approximately $       million to redeem the NorthStar Hospitality LLC preferred equity interest in Clift and approximately $       million of the net proceeds for general corporate purposes. See "Use of Proceeds".

        As a result of these transactions, NorthStar Partnership, L.P. will beneficially own approximately                 shares of our common stock, including                  Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing a      % ownership interest in our company assuming that all Morgans Group LLC membership interests held by Morgans Hotel Group LLC are distributed to its members and exchanged for shares of our common stock. As a result of these transactions, RSA Associates, L.P. will beneficially own approximately                 shares of our common stock, including                 Morgans Group LLC membership units held by Morgans Hotel Group LLC, representing a      % ownership interest in our company assuming that all Morgans Group LLC membership interests held by Morgans Hotel Group LLC are distributed to its members and exchanged for shares of our common stock. NorthStar Partnership, L.P. and RSA Associates, L.P. and their partners receiving shares of our common stock will be entitled to registration rights with respect to the shares they receive, including the shares they receive upon exchange of Morgans Group LLC membership units for shares of common stock. See "Certain Relationships and Related Party Transactions".

        The following simplified chart sets forth our structure following the completion of the transactions described above:

(1)
Other Interests consist of residual interests in properties previously transferred and no longer operated.

(2)
NorthStar Partnership, L.P. will beneficially own approximately            shares of our common stock, including            Morgans Group LLC membership units held by Morgans Hotel Group LLC.

(3)
Percentage ownership interests in Morgans Hotel Group Co. assume that all Morgans Group LLC membership interests owned by Morgans Hotel Group LLC are distributed to its members and exchanged by us for our common stock.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $       million from the sale of the shares of our common stock in this offering, based on an assumed initial public offering price of $       per share, the mid-point of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $       million.

        We will contribute the net proceeds of the offering to Morgans Group LLC in exchange for a number of membership units in Morgans Group LLC equal to the number of shares issued. Morgans Group LLC intends to use the net proceeds received from us as follows:

  •
  approximately $       million to repay outstanding principal and interest on the following indebtedness immediately upon completion of this offering:

  •
  approximately $       million to repay a portion of our $473.8 million (as of June 30, 2005) of mortgage debt, which is secured by 5 of our hotel properties, which bears interest at LIBOR (3.3% at June 30, 2005) plus a spread of 236 basis points and which would otherwise mature on July 9, 2007 if not extended; and

  •
  approximately $       million to repay a portion of our $106.2 million (as of June 30, 2005) of mezzanine loans, which is secured by 5 of our hotel properties, which bears interest at LIBOR (3.3% at June 30, 2005) plus a spread of 914 basis points and which would otherwise mature on July 9, 2007 if not extended.

  •
  approximately $       million to redeem the NorthStar Hospitality LLC preferred equity interest in Clift. See "Certain Relationships and Related Party Transactions—NorthStar Hospitality LLC Preferred Equity Interest in Clift".

  •
  approximately $       million for general corporate purposes.

        In addition, if the option to purchase additional shares is exercised, we will contribute the net proceeds from that exercise to Morgans Group LLC in exchange for a number of membership units in Morgans Group LLC equal to the number of shares issued and Morgans Group LLC will use the additional net proceeds for general corporate purposes.

        Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

        The following table sets forth our total cash, restricted cash and capitalization as of June 30, 2005, on a historical and as adjusted basis to give effect to the Formation and Structuring Transactions, this offering and the use of the net proceeds from this offering as described in "Use of Proceeds".

	As of June 30, 2005
	Historical(1)	As Adjusted
	(unaudited) (in thousands, except per share data)
Cash and cash equivalents	$23,583	$
Restricted cash(2)	21,425

Total cash and restricted cash	$45,008	$

New revolving credit facility(3)	$—	$
Long-term debt and capital lease obligations	659,808
Stockholders' equity (deficit):
Common stock, $0.01 par value, 200,000,000 shares authorized, shares issued and outstanding	—
Preferred stock, $0.01 par value, 40,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	—
Net assets (deficit)	(95,811)

Total stockholders' equity (deficit)	(95,811)

Total capitalization	$563,997	$

(1)
Represents historical financial data of our predecessor.

(2)
As described in Note (2) to our combined financial statements, restricted cash consists of cash in restricted cash escrow accounts primarily set aside for the future replacement of furniture, fixtures and equipment as well as for future capital expenditures, including major renovations.

(3)
We expect to enter into a new revolving credit facility in connection with this offering. See "Mortgage and Other Indebtedness Outstanding After This Offering".

DILUTION

Pro Forma Net Tangible Book Value

        As of June 30, 2005, on a pro forma basis, after giving effect to the Formation and Structuring Transactions, our net tangible book value was approximately $       million, representing, on a pro forma basis, $       per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the sum of the number of shares of our common stock outstanding and the number of shares of our common stock immediately issuable upon exchange of membership units convertible into shares of our common stock.

Dilution after This Offering

        Purchasers of our common stock in the offering will experience an immediate dilution of the net tangible book value of our common stock from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares in this offering and the net tangible book value per share immediately after this offering.

        After giving effect to:

  •
  the sale of shares of our common stock in this offering, and

  •
  the deduction of the underwriting discount and estimated offering expenses,

our pro forma net tangible book value as of June 30, 2005 was approximately $       million, or $       per share of common stock. This amount represents an immediate dilution in pro forma net tangible book value of $       per share of common stock to purchasers in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value before this offering(1)	$
Increase in pro forma net tangible book value per share to existing stockholders attributable to this offering	$
Pro forma net tangible book value per share after this offering		$

Dilution in pro forma net tangible book value per share to new investors(2)		$

(1)
The June 30, 2005 pro forma net tangible book value per share of common stock before the offering is determined by dividing tangible book value of approximately $       million (total tangible assets excluding net offering proceeds less total liabilities) on a pro forma basis, after giving effect to the Formation and Structuring Transactions, by shares of common stock issuable upon exchange of membership units convertible into shares of our common stock.

(2)
Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If the underwriters exercise their option to purchase additional shares in full, the dilution per share to investors in this offering will be $       per share.

Differences Between New and Existing Stockholders in Number of Shares and Amount Paid

        The table below summarizes, as of June 30, 2005, on the pro forma basis discussed above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders (based on the pro forma net tangible book value before this offering) and by the new investors purchasing shares in this offering. We used the assumed initial public offering price of $       per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors in the offering					(1)%

Total		100%			$100%			$(2)

(1)
Represents the proceeds from this offering before deducting underwriting discounts, commissions and other expenses of this offering.

(2)
This does not include $       per share of offering costs.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        You should read the following selected historical financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

        The following table contains selected combined historical financial data derived from our predecessor's audited combined financial statements for the years ended December 31, 2004, 2003 and 2002, and from our predecessor's unaudited combined financial statements for the years ended December 31, 2001 and 2000. The historical results do not necessarily indicate results expected for any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
	(unaudited)					(unaudited)
	(in thousands, except operating data)
Statement of Operations Data:
Total hotel revenues	$123,547	$111,464	$225,567	$204,187	$200,849	$193,081	$176,987
Total revenues	128,368	115,874	234,398	210,643	204,925	198,168	185,161
Total hotel operating costs	80,079	74,671	153,961	143,522	142,136	134,063	111,936
Corporate expenses	8,256	8,237	15,375	13,994	9,530	11,012	14,600
Depreciation and amortization	13,546	13,874	27,348	28,503	28,256	25,351	15,102
Total operating costs and expenses	101,881	96,782	196,684	186,019	179,922	170,425	141,638
Operating income	26,487	19,092	37,714	24,624	25,003	27,743	43,523
Interest expense, net	44,157	33,652	67,173	57,293	42,248	45,106	43,905
Net income (loss)	(22,565)	(18,405)	(31,595)	(42,471)	(23,845)	(27,179)	(6,959)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	7,792	9,372	(22,820)	7,050	(528)	16,750	14,577
Investing activities	(14,130)	(13,011)	(12,630)	(9,065)	(15,410)	(41,672)	(82,868)
Financing activities	17,006	9,308	44,637	3,659	12,962	11,060	80,621
Other Financial Data:
EBITDA(2)	43,153	35,818	76,591	55,172	57,185	52,790	60,888
Adjusted EBITDA(3)	41,012	34,377	67,994	54,586	57,828	65,068	55,986
Adjusted Debt(4) (at end of period)	676,593	583,599	577,583	585,983	582,437	565,988	546,768
Capital expenditures	1,721	3,386	5,236	4,250	9,854	42,346	98,719
Selected Operating Data:
Occupancy %	79.0%	73.7%	73.7%	68.0%	62.2%	66.0%	78.3%
Average daily rate (ADR)	$296	$275	$277	$252	$250	$259	$309
Revenue per Available Room (RevPAR)	$234	$203	$205	$171	$155	$171	$242
	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands, except operating data)
Balance Sheet Data (end of period):
Cash and cash equivalents	$23,583	$9,393	$12,915	$3,728	$2,083	$5,058	$18,920
Restricted cash	21,425	22,999	19,269	14,979	11,892	12,037	16,093
Property and equipment, net	435,319	458,533	446,811	468,676	492,804	507,883	482,266
Total assets	617,864	622,075	612,683	616,722	629,102	641,122	641,711
Mortgage notes payable	580,000	539,649	473,000	541,043	543,631	546,854	525,000
Financing and capital lease obligations	79,808	6,796	77,951	6,849	6,236	3,999	4,013
Total debt	659,808	546,445	550,951	547,892	549,867	550,853	529,013
Total stockholders' equity (deficit)	(95,811)	(23,708)	4,165	(17,422)	15,014	25,207	63,098

(1)
Includes the operations of Hudson as of October 4, 2000.

(2)
We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures.

  Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to capital expenditures. The term EBITDA is not defined under accounting principles generally accepted in the United States, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands)
Net income (loss)	$(22,565)	$(18,405)	$(31,595)	$(42,471)	$(23,845)	$(27,179)	$(6,959)
Interest expense, net	44,157	33,652	67,173	57,293	42,248	45,106	43,905
Income tax expense	402	384	827	652	576	645	843
Depreciation and amortization expense	13,546	13,874	27,348	28,503	28,256	25,351	15,102
Proportionate share of interest expense from unconsolidated joint ventures	4,233	3,965	7,694	7,080	6,408	5,479	4,125
Proportionate share of depreciation expense from unconsolidated joint ventures	3,634	2,663	5,754	4,707	4,190	3,771	4,288
Proportionate share of depreciation expense of minority interests in consolidated joint ventures	(254)	(315)	(610)	(592)	(648)	(383)	(416)

EBITDA	$43,153	$35,818	$76,591	$55,172	$57,185	$52,790	$60,888

Other non-operating (income) expense	(865)	(365)	(5,482)	2,077	(534)	2,969	505
Less: EBlTDA from Clift	(1,276)	(1,076)	(3,115)	(2,663)	1,177	9,309	(5,407)

Adjusted EBITDA	$41,012	$34,377	$67,994	$54,586	$57,828	$65,068	$55,986

(3)
We disclose Adjusted EBITDA because we believe it provides a meaningful comparison to our EBITDA as it excludes other non-operating (income) expenses that do not relate to the on-going performance of our assets and excludes the operating performance of assets in which we do not have a fee simple ownership interest.

We exclude from Adjusted EBITDA the following:

  •
  other non-operating (income) expenses such as gains and losses on dispositions and asset restructurings, costs of abandoned development projects and financings, gains and losses on early extinguishment of debt and other items that relate to the financing and investing activities of our assets and do not relate to the on-going operating performance of our assets.

  •
  the EBITDA related to Clift, which is operated pursuant to a non-recourse leasehold interest to more accurately reflect the operating performance of assets in which we have a fee simple ownership interest.

(4)
We disclose Adjusted Debt because we believe it provides a more meaningful comparison to our Adjusted EBITDA and is a useful tool to assess the value of our company.

We exclude from Adjusted Debt the following:

  •
  the capitalized lease obligation related to Clift, which is operated pursuant to a non-recourse leasehold interest to more accurately reflect the debt of assets in which the Company has a fee simple ownership interest or a proportionate share of a fee simple ownership interest and to conform to our Adjusted EBITDA presentation.

The lease became effective in October 2004. For comparability purposes, we have excluded the debt associated with the hotel for all periods presented.

We include in Adjusted Debt the following:

  •
  our proportionate share of debt of unconsolidated joint ventures which are accounted for under the equity method of accounting and therefore excluded from Total debt.

We believe this more accurately reflects the debt associated with the assets in which we have a fee simple ownership interest or a proportionate share of a fee simple ownership interest. A reconciliation of Adjusted Debt to Total debt is set forth below.

	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)					(unaudited)
	(in thousands)
Total debt	$659,808	$546,445	$550,951	$547,892	$549,867	$550,853	$529,013
Clift debt	(73,197)	(57,000)	(71,255)	(57,000)	(57,000)	(60,000)	(60,000)
Proportionate share of debt of unconsolidated joint ventures	89,982	94,154	97,887	95,091	89,570	75,135	77,755

Adjusted Debt	$676,593	$583,599	$577,583	$585,983	$582,437	$565,988	$546,768

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Financial and Operating Data" and our combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is as a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere.

        We were incorporated as a Delaware corporation in October 2005 to acquire, own, and manage boutique hotels in the United States, Europe and elsewhere. As of June 30, 2005, on a pro forma basis giving effect to the Formation and Structuring Transactions described above, we owned:

  •
  six hotels in New York, Miami, Los Angeles and San Francisco, comprising approximately 1,900 rooms (the "Owned Hotels");

  •
  a 50% interest in two hotels in London comprising approximately 350 rooms and a 7% interest in the 300-room Shore Club in Miami, all of which we also manage (the "Joint Venture Hotels").

        We conduct our operations through our operating company, Morgans Group LLC, which holds all of our assets. We are the managing member of Morgans Group LLC and will hold approximately         % of its membership units upon completion of this offering. We manage all aspects of Morgans Group LLC including the operation, investment and sale and purchase of hotels and the financing of Morgans Group LLC.

        The historical financial data presented herein is the historical financial data for:

  •
  our Owned Hotels;

  •
  our Joint Venture Hotels;

  •
  our management company subsidiary, MHG Management Company; and

  •
  the rights and obligations of Morgans Hotel Group LLC to be contributed to Morgans Group LLC in the Formation and Structuring Transactions, immediately prior to this offering.

        See "Formation and Structuring Transactions" above.

        We consolidate the results of operations for all of our Owned Hotels. Certain food and beverage operations at five of our Owned Hotels are operated under 50/50 joint ventures with restauranteur Jeffrey Chodorow. We believe that we are the primary beneficiary of the entities because we absorb the majority of the restaurant ventures' expected losses and residual returns. Therefore, these restaurant ventures are consolidated in our financial statements with our partner's share of the results of operations recorded as minority interest in the accompanying financial statements.

        We own partial interests in the Joint Venture Hotels and certain food and beverage operations at two of the Joint Venture Hotels. We account for these investments using the equity method as we believe we do not exercise control over significant asset decisions such as buying, selling or financing nor are we the primary beneficiary of the entities. Under the equity method, we increase our investment in unconsolidated joint ventures for our proportionate share of net income and contributions and decrease our investment balance for our proportionate share of net losses and distributions.

Factors Affecting Our Results of Operations

        Revenues.    Changes in our revenues are most easily explained by three performance indicators that are commonly used in the hospitality industry:

  •
  occupancy,

  •
  average daily rate, or ADR, and

  •
  revenue per available room, or RevPAR, which is the product of ADR and average daily occupancy; but, however, does not include food and beverage revenue, other hotel operating revenue such as telephone, parking and other guest services, or management fee revenue.

        Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue consists of:

  •
  Rooms revenue.  Occupancy and ADR are the major drivers of rooms revenue.

  •
  Food and beverage revenue.  Most of our food and beverage revenue is earned by our 50/50 joint ventures and is driven by occupancy of our hotels and the popularity of our bars and restaurants with our local customers.

  •
  Other hotel revenue, which consists of ancillary revenue such as telephone, parking, spa, entertainment and other guest services, are principally driven by hotel occupancy.

  •
  Management fee—related parties revenue.  We earn fees under our management contracts that total 4.5% of Shore Club's total revenues and 4% of the total revenues for our two London properties. In addition, we are reimbursed for allocated chain services, which include certain overhead costs for the hotels that we manage and which are currently recovered at approximately 2.5% of revenues of the hotels we manage.

        Fluctuations in revenues, which tend to correlate with changes in gross domestic product, are driven largely by general economic and local market conditions but can also be impacted by major events, such as terrorist attacks or natural disasters, which in turn affect levels of business and leisure travel.

        The seasonal nature of the hospitality business can also impact revenues. We experience some seasonality in our business; our Miami hotels are generally strongest in the first quarter, whereas our New York hotels are generally strongest in the fourth quarter.

        In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason why we focus on boutique hotels in key gateway cities is because these markets have significant barriers to entry for new competitive supply, including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. A recent trend among hotel owners is the conversion of hotel rooms to condominium apartments which further reduces the available supply of hotel rooms resulting in increased demand for the remaining hotels.

        Finally, competition within the hospitality industry can affect revenues. Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. In addition, all of our hotels, restaurants and bars are located in areas where there are numerous competitors, many of whom have substantially greater resources than us. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels compete, thereby posing a greater competitive threat than at present. If we are unable to compete effectively, we would lose market share, which could adversely affect our revenues.

        Operating Costs and Expenses.    Our operating costs and expenses consist of the costs to provide hotel services, including:

  •
  Rooms expense.  Rooms expense includes the payroll and benefits for the front office, housekeeping, concierge and reservations departments and related expenses, such as laundry, rooms supplies, travel agents commission and reservation expense. Like rooms revenue, occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.

  •
  Food and beverage expense.  Similar to food and beverage revenue, occupancy of our hotels and the popularity of our restaurants and bars are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.

  •
  Other departmental expense.  Occupancy is the major driver of other departmental expense, which includes telephone and other expenses related to the generation of other hotel revenue.

  •
  Hotel selling, general and administrative expense consist of administrative and general expenses, such as payroll and related costs, travel expenses and office rent, advertising and promotion expenses, comprising the payroll of the hotel sales teams, the global sales team and advertising, marketing and promotion expenses for our hotel properties, utility expense and repairs and maintenance expenses comprising the ongoing costs to repair and maintain our hotel properties.

  •
  Property taxes, insurance and other consist primarily of insurance costs and property taxes.

  •
  Corporate expenses consist of the cost of our corporate office, net of any cost recoveries, which consists primarily of payroll and related costs, office rent and legal and professional fees. They also include an allocation of the cost of Morgans Hotel Group LLC.

  •
  Depreciation and amortization expense.  Hotel properties are depreciated using the straight-line method over estimated useful lives of 39.5 years for buildings and five years for furniture, fixtures and equipment.

  Other Items

  •
  Interest expense, net.  Includes interest on our debt and amortization of financing costs and is reduced by interest income.

  •
  Equity in loss of unconsolidated joint ventures.  Equity in loss of unconsolidated joint ventures constitutes our share of the net profits and losses of our U.K. hotel joint venture, our U.K. food and beverage joint venture (both of which are 50% owned by us) and Shore Club (in which we have a 7% ownership interest).

  •
  Minority interest.  Minority interest expense constitutes the third-party food and beverage joint venture partner's interest in the profits of the restaurant ventures at certain of our hotels.

  •
  Other non-operating (income) expenses include gains and losses on sale of assets and asset restructurings, costs of abandoned development projects and financings, gain on early extinguishment of debt and other items that do not relate to the ongoing operating performance of our assets.

  •
  Income tax expense.  The United States entities included in our predecessor's combined financial statements are either partnerships or limited liability companies, which are treated similarly to partnerships for tax reporting purposes. Accordingly, Federal and state income taxes have not been provided for in the accompanying combined financial statements as the partners or members are responsible for reporting their allocable share of our predecessor's income, gains, deductions, losses and credits on their individual income tax returns. One of our foreign subsidiaries is subject to U.K. corporate income taxes. Income tax expense is reported at the applicable rate for the periods presented. Certain of our predecessor's subsidiaries are subject to the New York City Unincorporated Business Tax ("UBT"). Income tax expense in our predecessor's financial statements comprises the income taxes paid in the U.K. on the management fees earned by our wholly owned U.K. subsidiary.

        Most categories of variable operating expenses, such as operating supplies and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses. Increases in RevPAR attributable to improvements in ADR typically only result in increases in limited categories of operating costs and expenses, primarily credit card and travel agent commissions. Thus, improvements in ADR have a more significant impact on improving our operating margins than occupancy.

        Notwithstanding our efforts to reduce variable costs, there are limits to how much we can accomplish because we have significant fixed costs, such as depreciation and amortization, labor costs and employee benefits, insurance and other expenses associated with owning hotels that do not necessarily decrease when circumstances such as market factors cause a reduction in our hotel revenues.

Recent Trends and Events

        Recent Trends.    The U.S. hospitality industry is undergoing a strong recovery from the severe downturn that started in 2001, which was precipitated by the recession of the U.S. economy and was exacerbated by the dramatic decline in travel following the terrorist acts of September 11, 2001. Highlighting the severity of the downturn, year-over-year ADR declined for three consecutive years (2001 - 2003) for the first time since the Great Depression. The decline in ADR in 2003, however, was marginal as industry fundamentals stabilized. In most of the markets in which we own and operate hotels, the recovery commenced in the fourth quarter of 2003 and strengthened in 2004. In certain markets, however, notably the San Francisco market in which we operate one hotel, the recovery has continued to lag.

        The U.S. hospitality industry has continued to recover in 2005, with particularly strong growth in New York City. We believe that in general current industry fundamentals are similar to those observed following the last industry downturn, which occurred in the early 1990s. That downturn, which also resulted from a recession in the general economy, was followed by several years of RevPAR growth. We believe that given the current industry relationship between supply and demand and the improving health of the U.S. economy, occupancy and ADR will continue the improvement that began in the fourth quarter of 2003, and that U.S. hospitality RevPAR will follow the business cycle on its upward swing, although there can be no assurances that such improvements will occur.

        The London hospitality market has experienced slower growth in 2005 due in part to the strength of the British pound against the U.S. dollar, and most recently to the terrorist attacks of July 7 and July 21, 2005.

        Recent Events.    In addition to the recent trends described above, we expect that the following events will cause our future results of operations to differ from our historical performance.

        Formation and Structuring Transactions.    The following items associated with the consummation of the Formation and Structuring Transactions described above under "Prospectus Summary—Formation and Structuring Transactions" will affect our future results of operations:

  •
  as a result of the refinancing of existing debt obligations, interest expense will decline. Assuming we had $       million of mortgage debt and $       million of mezzanine debt (the amounts we expect to have outstanding after giving effect to this offering and the use of proceeds therefrom) outstanding during such periods, based on the actual interest rates applicable during such periods, our interest expense would have been $       million for the year ended December 31, 2004 and $       million for the six months ended June 30, 2005, as compared to the $67.2 million and $44.2 million of interest expense actually incurred during the respective periods; and

  •
  we will be subject to income taxes.

Operating Results

Comparison of Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004

        The following table presents our operating results for the six months ended June 30, 2005 and the six months ended June 30, 2004, including the amount and percentage change in these results between the two periods.

	Six Months Ended June 30,
				Change (%)
	2005	2004	Change ($)
	(unaudited)
	(in thousands)
Revenues:
Rooms	$74,287	$63,254	$11,033	17.4%
Food and beverage	43,498	42,639	859	2.0%
Other hotel	5,762	5,571	191	3.4%

Total hotel revenues	123,547	111,464	12,083	10.8%
Management fee—related parties	4,821	4,410	411	9.3%

Total revenues	$128,368	$115,874	$12,494	10.8%

Operating Costs and Expenses:
Rooms	19,420	17,658	1,762	10.0%
Food and beverage	27,237	26,020	1,217	4.7%
Other departmental	1,989	1,802	187	10.4%
Hotel selling, general and administrative	25,352	22,970	2,382	10.4%
Property taxes, insurance and other	6,081	6,221	(140)	(2.3)%

Total hotel operating expenses	80,079	74,671	5,408	7.2%
Corporate expenses	8,256	8,237	19	0.2%
Depreciation and amortization	13,546	13,874	(328)	(2.4)%

Total operating costs and expenses	101,881	96,782	5,099	5.3%

Operating income	26,487	19,092	7,395	38.7%
Interest expense, net	44,157	33,652	10,505	31.2%
Equity in loss of unconsolidated joint ventures	3,042	1,465	1,577	107.6%
Minority interest	2,316	2,361	(45)	(1.9)%
Other non-operating (income) expenses	(865)	(365)	(500)	(1)

Loss before income tax expense	(22,163)	(18,021)	(4,142)	23.0%
Income tax expense	402	384	18	4.7%

Net loss	(22,565)	(18,405)	(4,160)	22.6%
Other comprehensive income:
Foreign currency translation (loss) gain	(411)	8	(419)	(1)

Comprehensive loss	$(22,976)	$(18,397)	$(4,579)	24.9%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 10.8% to $123.5 million for the six months ended June 30, 2005 compared to $111.5 million for the six months ended June 30, 2004. RevPAR from the Owned Hotels increased 18.0% to $218 for the six months ended June 30, 2005 compared to $185 for the six months ended June 30, 2004. The components of RevPAR from the Owned Hotels for the six months ended June 30, 2004 and 2005 is summarized as follows:

	Six Months Ended June 30,
				Change (%)
	2005	2004	Change ($)
Occupancy	81.4%	75.3%	—	8.1%
ADR	$268	$246	$22	9.1%
RevPAR	$218	$185	$33	18.0%

        Rooms revenue increased 17.4% to $74.3 million for the six months ended June 30, 2005 compared to $63.3 million for the six months ended June 30, 2004, due to the increase in occupancy and ADR shown above. This growth was driven primarily by our three New York City properties, each of which experienced RevPAR growth of more than 20% in the first six months of 2005 compared to 2004. The hotel industry in New York City is undergoing a robust recovery from the downturn that followed the recession of 2001 and the terrorist attacks of September 11, 2001. The impact of this recovery in demand has been intensified by a slowdown in the growth of supply, in part attributable to a recent trend of converting prominent hotels fully or in part to residential apartments, thereby reducing the supply of hotel rooms in the city. Additionally, Mondrian (RevPAR growth of 15.8%) and Delano (RevPAR growth of 10.6%) also achieved double digit RevPAR growth in the first six months of 2005 compared to the first six months of 2004.

        Food and beverage revenue increased 2.0% to $43.5 million for the six months ended June 30, 2005 compared to $42.6 million for the six months ended June 30, 2004. Since our restaurants and bars are destinations in their own right, with a local customer base in addition to hotel guests, their revenue performance is driven by market factors in the local restaurant and bar business in addition to hotel occupancy. Clift's food and beverage revenue decreased by 2.1% for the six months ended June 30, 2005 compared to the six months ended June 30, 2004, due to weak restaurant and bar business volumes across San Francisco resulting from fewer city-wide conventions, and competition from other restaurants and bars in San Francisco. Mondrian food and beverage operations suffered from unseasonably cold and wet weather in the first quarter of 2005 and achieved growth of 0.9% for the six months ended June 30, 2005. The strongest food and beverage revenue growth was achieved at Delano and Hudson, with growth of 4.2% and 4.6%, respectively, during the six months ended June 30, 2005 as compared to the six months ended 2004.

        Other hotel revenue increased 3.4% to $5.8 million for the six months ended June 30, 2005 compared to $5.6 million for the six months ended June 30, 2004. This revenue increase was achieved despite continuing declines in telephone revenue due to the industry-wide increase in cellphone use among hotel guests. Telephone revenues were down $0.3 million, or 13.5%, in the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The revenue increases were achieved primarily at Delano, Hudson and Clift, with the largest component being Delano spa revenues, which increased by 16.5%, or $0.2 million, due to increased promotion.

        Management Fee—Related Parties.    Management fee-related parties revenue increased 9.3% to $4.8 million for the six months ended June 30, 2005 compared to $4.4 million for the six months ended June 30, 2004. Increased revenue at the Joint Venture Hotels resulted in increased fees of $0.5 million.

Operating Costs and Expenses

        Rooms expense increased 10.0% to $19.4 million for the six months ended June 30, 2005 compared to $17.7 million for the six months ended June 30, 2004. This increase is primarily attributable to the hotels which experienced the largest increases in occupancy and rooms revenue, notably Hudson and Mondrian. Increased occupancies caused increased variable labor costs in housekeeping, bell staff and the front office. The increased occupancy also caused increases in other expenses, such as room supplies and laundry. Increased revenue also results in increased travel agents commission, which is a component of rooms expense and is a fixed percentage of commissionable revenue.

        Food and beverage expense increased 4.7% to $27.2 million for the six months ended June 30, 2005 compared to $26.0 million for the six months ended June 30, 2004, due, in particular, to the continuing impact of the phase-in of union pay and benefit rates at Hudson, where food and beverage expense increased by 9.2%, while revenue only increased by 4.6%. During the first two years after the opening of Hudson, October 2000 through October 2002, the hotel's food & beverage employees were not subject to union pay and benefit scales. Under the agreement with the union, effective October 2002, these employees were brought up to 75% of union pay scale and 62% of union benefit scale. Thereafter, the agreement specified additional increases until October 2005 at which time these employees were brought up to 100% of union pay and benefit scales. Also, our union hotels in New York and San Francisco experienced payroll and benefit cost increases in line with, or higher than, inflation even where revenues were flat or declining due to market conditions. The 4.7% rate of growth in food and beverage expenses was therefore greater than the 2% rate of growth in food and beverage revenue.

        Other departmental expense increased 10.4% to $2.0 million for the six months ended June 30, 2005 compared to $1.8 million for the six months ended June 30, 2004, primarily due to the change in the Delano valet parking contract. This change meant that Delano now recognizes gross revenues and expenses from the valet parking operation. Prior to the change, Delano only recognized the fee it received from the valet parking operator. This increased other departmental expense by approximately $0.2 million.

        Hotel selling, general and administrative expense increased 10.4% to $25.4 million for the six months ended June 30, 2005 compared to $23.0 million for June 30, 2004. Of this $2.4 million increase, $1.3 million was attributable to administrative and general expenses, which consisted primarily of increased credit card commissions due to higher revenues and increases in accounting staff. A further $0.7 million of the increase was attributable to advertising and promotion expenses, which consisted primarily of higher sales payroll and increased advertising, marketing and promotion expenses for our hotel properties.

        Property taxes, insurance and other expense decreased 2.3% to $6.1 million for the six months ended June 30, 2005 compared to $6.2 million for the six months ended June 30, 2004 due to lower property insurance costs.

        Depreciation and amortization decreased by 2.4% to $13.5 million for the six months ended June 30, 2005 compared to $13.9 million for the six months ended June 30, 2004. Some of our assets, including furniture, fixtures and equipment, are depreciated over five years, and a portion of these assets became fully depreciated during 2004.

        Interest Expense, net.    Interest expense, net increased 31.2% to $44.2 million for the six months ended June 30, 2005 compared to $33.7 million for the six months ended June 30, 2004 due to:

  •
  increased amortization of deferred financing costs of $10.0 million due to the refinancing of the debt on our five jointly financed U.S. hotel properties (Morgans, Royalton, Hudson, Delano and Mondrian) on June 29, 2005, which required all deferred financing costs related to the old debt to be written off and charged to interest expense, net;

  •
  prepayment fees of $10.3 million resulting from the June 29, 2005 refinancing; and

  •
  increased interest expense on mortgage and other debt of $3.0 million due to additional mortgage debt on our five jointly financed U.S. hotels, the proceeds of which were used to pay off more expensive mezzanine debt in the August 2004 refinancing.

  Partly offsetting the above increases in interest expense, net was:

  •
  reduced mezzanine debt interest expense (excluding amortization of deferred financing costs and prepayment fees) of $13.2 million due to the repayment in full during 2004 of a $100.0 million loan and $55.0 million mezzanine debt on Hudson.

        The components of "Interest expense, net" for the six months ended June 30, 2005 are summarized as follows:

  •
  mortgage debt ($22.7 million);

  •
  mezzanine debt ($5.1 million);

  •
  other debt ($5.7 million);

  •
  amortization of financing costs ($10.9 million); offset by

  •
  interest income ($0.2 million).

        The mortgage and mezzanine debt categories include the prepayment/exit fees incurred in June 2005, when the existing debt on the five jointly financed U.S. hotel properties was re-financed.

        The weighted average interest rates for the six months ended June 30, 2004 and 2005 were 12% and 10%, respectively. At June 30, 2005, 100% of our mortgage and mezzanine debt had variable interest rates but with a LIBOR cap of 4.25%.

        Equity in loss of unconsolidated joint ventures increased 107.6% to $3.0 million for the six months ended June 30, 2005 compared to $1.5 million for the six months ended June 30, 2004 due to the increased loss from I.S. Europe Limited, our U.K. affiliate, of $1.3 million. This increased loss was primarily attributable to the write-off of deferred financing costs relating to the waiver agreement entered into in August 2004 (as described below), plus increased mortgage interest expense due to default interest. I.S. London Limited, a wholly-owned subsidiary of I.S. Europe Limited, is in violation of certain loan covenants and received a waiver from the lender through March 31, 2005. Although the waiver expired in March 2005, the lender has not taken any action to accelerate the indebtedness. In September 2005, I.S. London Limited signed a term sheet for £109.4 million to refinance the existing debt on the two hotels, repay shareholder loans and provide working capital.

        The components of RevPAR from the Joint Venture Hotels for the six months ended June 30, 2004 and 2005 are summarized as follows:

	Six Months Ended June 30,
				Change (%)
	2005	2004	Change ($)
Occupancy	72.1%	69.1%	—	4.3%
ADR	$383	$365	$18	4.9%
RevPAR	$276	$252	$24	9.4%

        The increase in RevPAR is primarily due to a 15.6% increase in RevPAR at Shore Club while RevPAR at the London hotels increased by approximately 1% in the first half of 2005 compared to the first half of 2004.

Comparison of Year Ended December 31, 2004 To Year Ended December 31, 2003

        The following table presents our operating results for the year ended December 31, 2004 and the year ended December 31, 2003, including the amount and percentage change in these results between the two periods.

	2004	2003	Change ($)	Change (%)
	(in thousands)
Revenues:
Rooms	$131,367	$112,257	$19,110	17.0%
Food and beverage	82,475	78,900	3,575	4.5%
Other hotel	11,725	13,030	(1,305)	(10.0)%

Total hotel revenues	225,567	204,187	21,380	10.5%
Management—related parties	8,831	6,456	2,375	36.8%

Total revenues	$234,398	$210,643	$23,755	11.3%

Operating Costs and Expenses:
Rooms	37,070	33,520	3,550	10.6%
Food and beverage	51,876	48,252	3,624	7.5%
Other departmental	3,452	4,341	(889)	(20.5)%
Hotel selling, general and administrative	48,944	44,430	4,514	10.2%
Property taxes, insurance and other	12,619	12,979	(360)	(2.8)%

Total hotel operating expenses	153,961	143,522	10,439	7.3%
Corporate expenses	15,375	13,994	1,381	9.9%
Depreciation and amortization	27,348	28,503	(1,155)	(4.1)%

Total operating costs and expenses	196,684	186,019	10,665	5.7%

Operating income	37,714	24,624	13,090	53.2%
Interest expense, net	67,173	57,293	9,880	17.2%
Equity in loss of unconsolidated joint ventures	2,958	3,727	(769)	(20.6)%
Minority interest	3,833	3,346	487	14.6%
Other non-operating (income) expenses	(5,482)	2,077	(7,559)	(1)

Loss before income tax expense	(30,768)	(41,819)	11,051	(26.4)%
Income tax expense	827	652	175	26.8%

Net loss	(31,595)	(42,471)	(10,876)	(25.6)%
Other comprehensive income:
Foreign currency translation (loss) gain	202	946	(744)	(1)

Comprehensive loss	$(31,393)	$(41,525)	$10,132	(24.4)%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 10.5% to $225.6 million in 2004 compared to $204.2 million in 2003. RevPAR from our Owned Hotels increased 16.7% to $191 in 2004 compared to $164 in 2003. RevPAR is the product of average occupancy expressed as a percent times the average daily room rate. The components of RevPAR from our Owned Hotels in 2003 and 2004 are summarized as follows:

	2004	2003	Change ($)	Change (%)
Occupancy	75.7%	70.4%	—	7.5%
ADR	$253	$233	$20	8.5%
RevPAR	$191	$164	$27	16.7%

        Rooms revenue increased 17.0% to $131.4 million in 2004 compared to $112.3 million in 2003, which is directly attributable to the increase in occupancy and ADR shown above. This growth was driven by our three New York City properties, each of which experienced RevPAR growth exceeding 20% in 2004 compared to 2003. In late 2003, the hotel industry in New York City began undergoing a robust recovery from the downturn that followed the recession of 2001 and the terrorist attacks of September 11, 2001.

        Food and beverage revenue increased 4.5% to $82.5 million in 2004 compared to $78.9 million in 2003, driven in part by the increase in hotel occupancy. Since our restaurants and bars are destinations in their own right, with a local customer base in addition to hotel guests, their revenue performance is driven by local market factors in the restaurant and bar business in addition to hotel occupancy. Despite strong occupancy growth at our three New York hotels, Hudson achieved food and beverage revenue growth of 2.3% in 2004 compared to 2003, whereas Royalton and Morgans experienced food and beverage revenue declines of 3.3% and 0.2%, respectively, due to competition from other New York restaurants. The strongest food and beverage revenue growth was achieved at Delano and Mondrian, which achieved growth of 6.2% and 13.2%, respectively.

        Other hotel revenue decreased by 10.0% to $11.7 million in 2004 as compared to $13.0 million in 2003, due to the continued decline of telephone revenues, which is an industry-wide phenomenon primarily caused by the increased use of cellphones. Telephone revenues decreased by $0.8 million from $4.9 million in 2003 to $4.1 million in 2004. Additionally, there was a $0.5 million reduction in parking revenues (and an offsetting reduction in parking expenses) at Mondrian as a result of the change in the Mondrian valet parking contract in June 2003 that resulted in a change to the commission structure.

        Management Fee—Related Parties.    During 2003 and 2004, management fee—related parties comprised continuing fee income from our contracts to manage our Joint Venture Hotels. Additionally, from November 2003 until its termination in June 2005, management fee revenue also included fees earned on the management contract with the Gramercy Park Hotel. Management fee—related parties increased 36.8% to $8.8 million in 2004 compared to $6.5 million in 2003, due primarily to the fees earned from the Gramercy Park Hotel, which were $1.2 million higher in 2004 compared to 2003. We commenced management of this hotel in November 2003, and fees earned in 2003 were minimal. Our management agreement with this hotel terminated in June 2005. Additionally, management fees earned under the contracts with the two London hotels showed strong growth ($0.7 million increase in 2004) as the London market began to recover from its downturn. Management fees earned from Shore Club also showed strong growth ($0.4 million increase in 2001) as Shore Club, which opened in 2001, became more established in the Miami market.

Operating Costs and Expenses

        Rooms expense increased 10.6% to $37.0 million in 2004 compared to $33.5 million in 2003. In particular, this increase took place in the three New York hotels, which experienced the largest increases in occupancies and rooms revenue. Increased occupancies caused increased variable labor costs in housekeeping, bell staff and the front office. The increased occupancy also causes increases in other expenses, such as room supplies and laundry. Increased revenues also result in increased travel agents commission, which is a component of rooms expenses and is a fixed percentage of commissionable revenue. Finally, in 2004 we recognized a one-time expense of $0.6 million resulting from the write-off of certain inventory items previously carried on the balance sheet, such as linens and room supplies, which are now expensed when purchased.

        Food and beverage expense increased 7.5% to $51.9 million in 2004 compared to $48.3 million in 2003, due to the phase-in of union pay and benefit rates at Hudson, where food and beverage expenses increased by 11.8%, while revenues only increased by 2.3%. The 7.5% increase in food and beverage expenses from 2003 to 2004 was greater than the 4.5% growth in food and beverage revenues from 2003 to 2004.

        Other departmental expense declined 20.5 % to $3.5 million in 2004 compared to $4.3 million in 2003, primarily due to the change in the Mondrian parking contract described above, which resulted in the gross revenues and expenses of the parking operation being transferred to the books of the third-party parking company.

        Hotel selling, general and administrative expense increased 10.2% to $48.9 million in 2004 compared to $44.4 million in 2003.

  •
  This increase was primarily attributable to higher advertising and promotion expenses, which increased by $2.1 million. The increase of $2.1 million is attributable to increased sales commissions ($0.6 million increase in 2004 as compared to 2003) and a return of other sales and marketing expenses to more normal levels after internal spending restrictions imposed during the Iraq War were lifted.

  •
  Administrative and general expenses, which consist primarily of payroll and related costs, professional fees, travel expenses and office rent, increased by $0.9 million. This increase was directly attributable to increased credit card commissions ($0.6 million increase), which is directly attributable to the increase in revenues.

  •
  Repair and maintenance expenses increased by $1.0 million due to the increase in hotel occupancies, which led to greater wear and tear on the properties and higher needs for maintenance. Despite this increase, repairs and maintenance expense as a percentage of total hotel revenues remained steady at approximately 4% in 2004.

        Property taxes, insurance and other expense decreased 2.8% to $12.6 million in 2004 compared to $13.0 million in 2003, due to reductions achieved in property insurance as insurance market conditions improved in 2004 compared to 2003.

        Corporate expenses increased 9.9% to $15.4 million in 2004 compared to $14.0 million in 2003, primarily attributable to an increase in incentive bonus payments in 2004 of $0.9 million, due to the recovery in the business which resulted in bonus targets being achieved to a greater extent than they were in 2003.

        Depreciation and amortization decreased 4.1% to $27.3 million in 2004 compared to $28.5 million in 2003. Some of our assets, including furniture, fixtures and equipment, are depreciated over five years, and a portion of these assets became fully depreciated during 2003 and 2004.

        Interest Expense, net.    Interest expense, net increased 17.2% to $67.2 million in 2004 compared to $57.3 million in 2003. The $9.9 million increase in interest expense, net was due to:

  •
  $3.4 million increase in amortization of deferred financing costs, as a result of the write-off of all remaining deferred financing costs related to $100 million of mezzanine debt and $255 million of mortgage debt in connection with a refinancing of that debt in August 2004; and

  •
  $5.7 million increase in extension fees, exit fees and other fees relating to the $255 million of mortgage debt secured on Morgans, Royalton, Delano and Mondrian that was refinanced in August 2004.

        The components of "Interest expense, net" in 2004 are summarized as follows:

  •
  mortgage debt ($32.6 million);

  •
  mezzanine debt ($23.5 million);

  •
  other debt ($5.8 million);

  •
  amortization of financing costs ($5.6 million); offset by

  •
  interest income ($0.3 million).

        The weighted average interest rates in 2003 and 2004 were 10% and 11%, respectively.

        Equity in loss of unconsolidated joint ventures decreased 20.6% to $3.0 million in 2004 compared to $3.7 million in 2003, due primarily to the improved revenues and profits of our U.K. food and beverage joint venture—specifically the food and beverage operations and bars at St Martins Lane and the bars at Sanderson.

        The components of RevPAR from the Joint Venture Hotels for 2003 and 2004 are summarized as follows:

	2004	2003	Change ($)	Change (%)
Occupancy	68.3%	61.2%	—	11.6%
ADR	$354	$314	$40	12.8%
RevPAR	$242	$192	$50	25.9%

        Other non-operating (income) expense in 2004 improved by $7.6 million to income of $5.5 million in 2004 compared to expense of $2.1 million in 2003. Other non-operating (income) expense in 2004 was primarily comprised of a $4.0 million discount on the repayment of $100.0 million of corporate debt and $2.2 million of a gain on the purchase at a discount of certain creditor claims in connection with the Clift bankruptcy. Other non-operating (income) expense in 2003 included a $2.6 million provision related to a contract with a third-party. This was partially offset by the $0.4 million increase in Clift bankruptcy expenses and the $0.5 million one-time impact of the consolidation of Royalton food and beverage operations in 2004. In August 2003, Clift Holdings LLC, our wholly owned subsidiary which owned Clift filed for voluntary Chapter 11 bankruptcy protection. In October 2004, Clift Holdings LLC emerged out of bankruptcy protection pursuant to a plan of reorganization whereby Clift Holdings LLC sold the hotel to an unrelated party for $71.0 million and then leased it back for a 99 year lease term. This transaction is accounted for as a financing.

        Income tax expense increased 26.8% to $0.8 million in 2004 compared to $0.7 million in 2003 due to increased revenues from the U.K. hotels, plus the change in the U.S. dollar/British pound exchange rate from 2003 to 2004.

Comparison of Year Ended December 31, 2003 To Year Ended December 31, 2002

        The following table presents our operating results for the year ended December 31, 2003 and the year ended December 31, 2002, including the amount and percentage change in these results between the two periods.

	2003	2002	Change ($)	Change (%)
	(in thousands)
Revenues:
Rooms	$112,257	$106,288	$5,969	5.6%
Food and beverage	78,900	78,781	119	0.2%
Other hotel	13,030	15,780	(2,750)	(17.4)%

Total hotel revenues	204,187	200,849	3,338	1.7%
Management—related parties	6,456	4,076	2,380	58.4%

Total revenues	$210,643	$204,925	$5,718	2.8%

Operating Costs and Expenses:
Rooms	33,520	30,225	3,295	10.9%
Food and beverage	48,252	47,370	882	1.9%
Other departmental	4,341	4,913	(572)	(11.6)%
Hotel selling, general and administrative	44,430	46,691	(2,261)	(4.8)%
Property taxes, insurance and other	12,979	12,937	42	0.3%

Total hotel operating expenses	143,522	142,136	1,386	1.0%
Corporate expenses	13,994	9,530	4,464	46.8%
Depreciation and amortization	28,503	28,256	247	0.9%

Total operating costs and expenses	186,019	179,922	6,097	3.4%

Operating income	24,624	25,003	(379)	(1.5)%
Interest expense, net	57,293	42,248	15,045	35.6%
Equity in loss of unconsolidated joint ventures	3,727	3,793	(66)	(1.7)%
Minority interest	3,346	2,765	581	21.0%
Other non-operating (income) expenses	2,077	(534)	2,611	(1)

Loss before income tax expense	(41,819)	(23,269)	(18,550)	79.7%
Income tax expense	652	576	76	13.2%

Net loss	(42,471)	(23,845)	(18,626)	78.1%
Other comprehensive income:
Foreign currency translation (loss) gain	946	1,168	(222)	(1)

Comprehensive loss	$(41,525)	$(22,677)	$(18,848)	83.1%

(1)
Not meaningful.

        Total Hotel Revenues.    Total hotel revenues increased 1.7% to $204.2 million in 2003 compared to $200.8 million in 2002. RevPAR from the Owned Hotels in 2003 increased 5.5% to $164 compared to RevPAR in 2002 of $155. The components of RevPAR from our Owned Hotels in 2002 and 2003 are summarized as follows:

	2003	2002	Change ($)	Change (%)
Occupancy	70.4%	66.3%	—	6.2%
ADR	$233	$234	$(1)	(0.6)%
RevPAR	$164	$155	$9	5.5%

        Rooms revenue increased 5.6% to $112.3 million in 2003 compared to $106.3 million in 2002. Most hotels were significantly impacted by the Iraq War in the spring of 2003 that dramatically reduced international travel for that period. The New York hotels saw the beginnings of a recovery in the fourth quarter of 2003, however, this was offset by the losses during the period of the Iraq War, resulting in revenues for the New York hotels approximately flat for the year as a whole. The two hotels that contributed most of the company's RevPAR gains in 2003 were Clift and Mondrian, but those two hotels also accounted for most of the decline in ADR. Clift had re-opened in September 2001 after its renovation, immediately prior to the terrorist attacks of September 11, 2001. As a result, the hotel experienced difficulty establishing itself in the market in 2001 and 2002. In 2003, Clift was marketed more aggressively and the hotel's occupancy improved substantially from 47% to 64%, albeit at the expense of ADR, which declined 11.2% year over year. Mondrian was also able to boost occupancy, somewhat at the expense of rate, by marketing the hotel more aggressively and improved revenue management.

        Food and beverage revenue increased 0.2% to $78.9 million in 2003 compared to $78.8 million in 2002. Mondrian and Delano, with their urban resort positioning, were able to achieve increases of 9.1% and 5.8%, respectively. The New York hotels all experienced declines due to the reduction in travel during the Iraq War, whereas Clift's food and beverage revenues were down despite the large increase in occupancy due to the more price-sensitive customer base in 2003.

        Other hotel revenue decreased 17.4% to $13.0 million in 2003 compared to $15.8 million in 2002, which was due to the industry-wide decline in telephone revenues, primarily caused by the increased use of cellphones, and which accounted for $1.7 million of the $2.8 million decline. The remaining declines in other revenues were at Hudson and Mondrian. At Mondrian, the change in valet parking operator in June 2003 resulted in revenues and expenses, that had previously been recognized by Mondrian, being now recognized by the new valet parking operator, with Mondrian receiving just commission income. This resulted in a reduction in other revenue of $0.8 million.

        Management Fee—Related Parties.    Management fee—related parties, which principally comprises continuing fee income from our contracts with our Joint Venture Hotels, increased 58.4% to $6.5 million in 2003 compared to $4.1 million in 2002, primarily due to a full year of Shore Club revenues being included in 2003, compared to only six months in 2002. Shore Club also saw a substantial increase in revenues in 2003, our first full year of management, compared to 2002, with the opening of Skybar in January 2003 being a significant source of additional revenues.

Operating Costs and Expenses.

        Rooms expense increased 10.9% to $33.5 million in 2003 compared to $30.2 million in 2002, which was due to the growth in rooms revenue, which was almost entirely due to occupancy increases, and, therefore, increased variable labor costs, room supplies and laundry. Increased revenues also result in increased travel agent commissions, which are a component of rooms expenses and is a fixed percentage of commissionable revenue. Additionally, ADR, which has the highest rate of flow through to profit because it does not require increased variable costs, fell during 2003. The 10.9% increase in rooms expense from 2002 to 2003 was greater than the 5.6% growth in room revenues from 2002 to 2003.

        Food and beverage expense increased 1.9% to $48.3 million in 2003 compared to $47.4 million in 2002, which is attributable to Hudson, where food and beverage expenses grew by $1.2 million, while revenues fell by $0.7 million. This resulted from the initial implementation of union wage and benefit scales in October 2002, with further step-ups in 2003, which resulted in significant increases in food and beverage wages and benefits. The 1.9% increase in food and beverage expenses from 2002 to 2003 was greater than the 0.2% increase in food and beverage revenue from 2002 to 2003.

        Other departmental expense decreased 11.6% to $4.3 million in 2003 compared to $4.9 million in 2002, which was due to a reduction in the Mondrian parking expense of $0.7 million due to the change in the parking contract.

        Hotel selling, general and administrative expense decreased by 4.8% to $44.4 million in 2003 compared to $46.7 million in 2002, primarily due to a $1.3 million reduction in legal costs at the Clift resulting from the settlement of certain litigation and a reduction in direct mail and advertising expenses as a direct response to the reduced revenues at the hotels as a result of the Iraq War.

        Corporate expenses increased 46.8% to $14.0 million in 2003 compared to $9.5 million in 2002. These expenses consist primarily of corporate office payroll and related costs, office rent and professional fees. The increase of $4.5 million is primarily attributable to increased corporate office payroll and related expenses of $1.4 million due to the addition of new senior management positions; and design and development labor costs of $2.3 million, which are typically capitalized as part of construction costs but were expensed in 2003 as renovation projects were put on hold due to the recession.

        Interest Expense, net.    Interest expense, net increased 35.6% to $57.3 million in 2003 compared to $42.2 million in 2002. The $15.0 million increase in interest expense, net was due to:

  •
  increased mezzanine debt interest of $9.4 million due to default interest on a $100.0 million mezzanine loan secured by Morgans, Royalton, Delano and Mondrian; and

  •
  increased mortgage debt interest of $5.8 million due to penalty interest on Clift after the loan matured in July 2003 and was not paid at maturity.

        The components of "Interest expense, net" in 2003 are summarized as follows:

  •
  mortgage debt ($26.6 million);

  •
  mezzanine debt ($24.5 million);

  •
  other debt ($4.2 million);

  •
  amortization of financing costs ($2.2 million); offset by

  •
  interest income ($0.2 million).

        The weighted average interest rates in 2002 and 2003 were 7% and 10%, respectively.

        Equity in loss of unconsolidated joint ventures decreased 1.7% to $3.7 million in 2003 compared to $3.8 million in 2002.

        The components of RevPAR from the Joint Venture Hotels for 2002 and 2003 are summarized as follows:

	2003	2002	Change ($)	Change %
Occupancy	61.2%	50.5%	—	21.2%
ADR	$314	$307	$7	2.1%
RevPAR	$192	$155	$37	23.7%

        Other non-operating (income) expense was an expense of $2.1 million in 2003 compared to income of $0.5 million in 2002. The expense in 2003 was primarily attributable to a provision for $2.6 million related to a contract with a third party.

Liquidity and Capital Resources

        Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our properties, including:

  •
  recurring maintenance capital expenditures necessary to maintain our properties properly;

  •
  interest expense and scheduled principal payments on outstanding indebtedness; and

  •
  capital expenditures incurred to improve our properties.

        Historically, we have funded our short-term liquidity requirements through our existing working capital. We believe that our existing working capital and cash provided by operations will continue to be sufficient to meet our liquidity requirements for at least the next 12 months. Prior to the consummation of this offering, we also intend to enter into a revolving credit facility to, among other things, serve our short-term liquidity needs. To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to meet cash requirements.

        Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties, and the costs associated with acquisitions of properties that we pursue. Historically, we have funded our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations and long-term property mortgage indebtedness. We believe that these sources of capital will continue to be available to us in the future to fund our long-term liquidity requirements. However, there are certain factors that may have a material adverse effect on our access to these capital sources. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by existing lenders. See "—Capital Expenditures and Reserve Funds".

        In addition, we believe that, upon the completion of this offering, and as a publicly traded company, we will be able to issue additional equity to fund our long-term liquidity requirements. However, as a new public company, we cannot assure you that this will be the case. Our ability to access the equity capital markets will be dependent on a number of factors, including general market conditions for companies in the hospitality industry and market perceptions about our company.

        Operating Activities.    Net cash provided by operating activities was $7.8 million for the six months ended June 30, 2005, compared to $9.4 million of cash provided by operating activities for the six months ended June 30, 2004. In 2005, we significantly reduced accounts payable and accrued liabilities (from $34.0 million at December 31, 2004 to $29.9 million at June 30, 2005) which was partially offset by the release of cash from the old escrow and lockbox cash resulting from the June 29, 2005 re-financing. By contrast in the six months ended June 30, 2004, no interest payments were made on a $100.0 million mezzanine loan, significantly reducing cash outflows.

        Net cash used in operating activities was $22.8 million for 2004 compared to $7.1 million of cash provided by operating activities for 2003. The negative cash from operating activities in 2004 primarily resulted from the debt refinancing that took place in August 2004, which resulted in all accrued interest of $27.1 on a $100.0 million mezzanine loan being paid in full, including approximately $12.0 million of accrued interest at December 31, 2003. Additionally, with the sale and leaseback of Clift in October 2004, the accrued interest of $14.5 million on the Clift senior debt and a junior secured obligation of $5.8 million net of debt discount were paid in full in 2004—the two items totaling approximately $13.0 million at December 31, 2003.

        Net cash provided by operating activities was $7.1 million for 2003 compared to $0.5 million used in operating activities for 2002. The principal reason for the increase was accrued interest. With our failure to repay a $100.0 million mezzanine loan at its maturity in July 2003 and Clift filing for Chapter 11 bankruptcy protection in August 2003, interest on both loans ceased to be paid and we accrued

$19.0 million of interest (including penalty/default interest) at December 31, 2003. This represented a reduction in cash uses in 2003 for which there was no counterpart in 2002, when all debt service was paid currently.

        Investing Activities.    Net cash used in investing activities amounted to $14.1 million for the six months ended June 30, 2005 compared to $13.0 million used in investing activities for the six months ended June 30, 2004. The significant investing activities are summarized below:

  •
  we funded $1.7 million and $3.4 million during the six months ended June 30, 2005 and 2004, respectively, for capital expenditures for renewals, replacements and room renovations;

  •
  we funded, net of withdrawals, $9.0 million and $6.9 million into reserves for capital replacements during the six months ended June 30, 2005 and 2004, respectively; and

  •
  we funded $3.7 million and $2.7 million during the six months ended June 30, 2005 and 2004, respectively, to our non-consolidated subsidiaries, primarily I.S. London Limited (a wholly owned subsidiary of I.S. Europe Limited, the joint venture operating company for our U.K. hotels) to fund debt service shortfalls resulting from the substantial principal amortization requirements of our existing U.K. debt.

        Net cash used in investing activities amounted to $12.6 million for 2004 compared to $9.1 million used in investing activities for 2003. The significant investing activities are summarized below:

  •
  we disbursed $5.2 million and $4.3 million during 2004 and 2003, respectively, related to capital expenditures for renewals, replacements and major capital programs;

  •
  we funded, net of withdrawals, $2.7 million and $1.9 million into reserves for capital replacements during 2004 and 2003, respectively; and

  •
  we funded $4.9 million and $3.0 million during 2004 and 2003, respectively to our non-consolidated subsidiaries, primarily I.S. Europe Limited., the joint venture operating company for our U.K. hotels.

        Net cash used in investing activities amounted to $9.1 million for 2003 compared to $15.4 million used in investing activities for 2002. The significant investing activities are summarized below:

  •
  we disbursed $4.3 million and $9.9 million during 2003 and 2002, respectively, related to capital expenditures for renewals, replacements and major capital programs. The reduction in 2003 compared to 2002 was due to the impact of the recession and the Iraq War and the company's decision as a result to reduce its capital expenditures in response to reduced revenue;

  •
  we funded, net of withdrawals, $1.9 million and had net withdrawals of $1.7 million into/from reserves for capital replacements during 2003 and 2002, respectively; and

  •
  we funded $3.0 million and $7.4 million during 2003 and 2002, respectively, to our non-consolidated subsidiaries, primarily I.S. London Limited, a wholly owned subsidiary of I.S. Europe Limited, the joint venture operating company for our U.K. hotels. The 2002 amount also includes the initial investment of $6.3 million made to secure the Shore Club management contract.

        Financing Activities.    Net cash provided by financing activities amounted to $17.0 million for the six months ended June 30, 2005 compared to $9.4 million for the six months ended June 30, 2004.

        Net cash provided by financing activities amounted to $44.6 million for 2004 compared to $3.7 million provided by financing activities for 2003 and $13.0 million provided by financing activities for 2002.

        The significant recent financing activities are described below.

  •
  In the six months ended June 30, 2005, the debt on five of our hotels in the United States was refinanced for a total of $580.0 million. In addition to repayment of the debt being refinanced and payment of deferred costs, approximately $82.9 million was distributed to Morgans Hotel Group

    LLC, most of which was used to repay corporate debt. No distributions were made to Morgans Hotel Group LLC's equity holders.

  •
  In 2004, the prior debt on five of our hotels in the United States was refinanced for a total of $475.0 million, which was used to repay the existing debt on these hotels. An additional $75.0 million debt repayment was funded from the sale of a hotel by our predecessor's equity owners, which enabled us to repay in full a $100.0 million mezzanine loan. Additionally, Clift exited bankruptcy via a sale and leaseback transaction for total proceeds of $71.0 million, which is accounted for as a financing. The sale and leaseback transaction enabled the former debt on this hotel to be paid off in full.

Debt

        Our debt consists primarily of mortgage notes payable in the amount of $580.0 million as of June 30, 2005 secured by five hotels (the "Hotel Debt"). The Hotel Debt bears interest at a blended rate of the 30-day LIBOR rate (3.3% at June 30, 2005) plus 360 basis points. The Hotel Debt can be prepaid at any time and matures in June 2007 with three one-year extension options. Upon completion of an initial public offering, the maturity date can be extended to 2010, the interest rate can be reduced and certain prepayment fees can be waived. The Hotel Debt contains certain covenants including debt service coverage requirements as summarized in "Mortgage and Other Indebtedness Outstanding After This Offering". As of June 30, 2005, we were in compliance with the covenants in this indebtedness.

        We lease Clift under a 99 year non-recourse lease agreement expiring in 2103. The lease is accounted for as a financing with a balance of $73.2 million at June 30, 2005. The lease payments are $2.8 million per year through October 2006 and $6.0 million per year through October 2014 with inflationary increases at five-year intervals thereafter beginning in October 2014.

        For a discussion of significant Joint Venture Hotel debt, see "—Off-Balance Sheet Arrangements".

Contractual Obligations

        The following table summarizes our future payment obligations and commitments as of June 30, 2005 on a pro forma basis giving effect to the Formation and Structuring transactions:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)

Mortgage Notes Payable	$580,000	$2,032	$577,968
Interest on Notes Payable	$79,912	$40,032	$39,880
Capitalized Lease Obligations including amounts representing interest	$125,547	$691	$1,928	$490	$122,438
Operating Lease Obligations	$25,234	$518	$1,059	$760	$22,897
Preferred Equity in Clift due NorthStar including interest	$13,586		$13,586
Clift pre-petition liabilities	$3,313	$331	$2,982
Payable due investor member of Hudson Leaseco LLC.	$2,855		$2,855

        We have a 50/50 joint venture with Chodorow Ventures ("Chodorow") for the purpose of owning and operating restaurants, bars and other food and beverage operations at certain of our hotels. Currently, the joint venture operates the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane. Pursuant to various agreements, the joint venture leases space from the hotel and pays a management fee to Chodorow or its affiliates. The management fee is equal to 3% of the gross revenues generated by the operation. The agreements expire between 2007 and 2010 and generally have two five year renewal periods at the restaurant venture's option.

        In connection with our investment in Shore Club, we have a repurchase and reimbursement agreement with Blackacre, one of the investors in Shore Club. Under the agreement, we are obligated to pay the difference between a 12.5% Preferred Return and a 15% Preferred Return on Blackacre's Class B and Class C membership, each as defined. The 2.5% incremental return has amounted to approximately $.8 million at June 30, 2005 and is payable upon the retirement of Blackacre's membership interest.

        In addition, under the agreement, we may be required to purchase Blackacre's Class B membership interest in Shore Club under certain circumstances. In August 2005, we purchased 33.3% of Blackacre's Class B and Class C membership interests for $4.8 million. This reduced the Class B membership subject to potential repurchase to approximately $6.6 million.

        The table of contractual obligations does not reflect any amounts that might be due to RSA Associates, L.P. under an Option Agreement, as amounts due are the obligation of Morgans Hotel Group LLC and not our obligation. See "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager".

Seasonality

        The hospitality business is seasonal in nature and we experience some seasonality in our business as indicated in the table below. Our Miami hotels are strongest in the first quarter, whereas our New York hotels are strongest in the fourth quarter. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, natural disasters, airline strikes, economic factors and other considerations affecting travel. Room revenues by quarter for our Owned Hotels during 2003, 2004 and the first six months of 2005 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)
Rooms Revenue
2003	$26.1	$27.0	$26.0	$33.1
2004	$30.0	$33.2	$30.1	$38.0
2005	$35.4	$38.9

        To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into additional short-term borrowings to meet cash requirements.

Capital Expenditures and Reserve Funds

        We are obligated to maintain reserve funds for capital expenditures at our hotels as determined pursuant to our debt and lease agreements. These capital expenditures relate primarily to the periodic replacement or refurbishment of furniture, fixtures and equipment. Our debt and lease agreements require us to reserve funds at amounts equal to 4% of the hotel's revenues and require the funds to be set aside in restricted cash. In addition, the restaurant joint ventures require the ventures to set aside restricted cash of between 2% to 4% of gross revenues of the restaurant. As of June 30, 2005, $6.1 million was available in restricted cash reserves for future capital expenditures. In addition, under our existing loan agreements, we have funded a $10.0 million reserve for major capital improvements and are obligated to fund an additional $5.0 million into this reserve in the 12 months commencing June 30, 2005, and an additional $1.0 million in each of the subsequent 12-month periods.

        The majority of our capital expenditures at our existing hotels are expected to be funded from these restricted cash and reserve accounts. Our capital expenditures could increase if we decide to acquire, renovate or develop hotels or additional space at existing hotels.

Derivative Financial Instruments

        We use derivative financial instruments to manage our exposure to the interest rate risks related to our variable rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We generally will use outside consultants to determine the fair value of our derivative financial instruments. Such methods incorporate standard market conventions and techniques such as discounted cash flow and option pricing models to determine fair value. We believe these methods of estimating fair value result in general approximation of value, and such value may or may not be realized.

        On June 29, 2005 we entered into an interest rate cap agreement for $580.0 million, the full amount of debt secured by five hotels, with a LIBOR cap of 4.25%. We recognize the change in the fair value of this agreement in interest expense.

Off-Balance Sheet Arrangements

        We own interests in two hotels through a 50/50 joint venture known as I.S. Europe Limited, or I.S. Europe, with Burford Hotels Ltd., or Burford. I.S. Europe owns two hotels located in London, England, St. Martins Lane, a 204-room hotel, and Sanderson, a 150-room hotel. Net income or loss and cash distributions or contributions are allocated to the partners in accordance with ownership interests. At June 30, 2005, our book investment in I.S. Europe was $20.3 million. We account for this investment under the equity method of accounting. Our equity in loss of the joint venture amounted to $2.8 million, $1.5 million, $3.0 million, $3.1 million and $3.7 million for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.

        Under a management agreement with I.S. Europe, we earn management fees and a reimbursement for allocable chain service and technical service expenses. The management fees are equal to 4.0% of total hotel revenues, including food and beverage, the reimbursement of allocable chain expenses are currently recovered at approximately 2.5% of hotel revenues excluding food and beverage and the technical services fees are a recovery of project specific costs. We also are entitled to an incentive management fee and a capital incentive fee. We did not earn any incentive fees during the six months ended June 30, 2005 and 2004 or during the years ended December 31, 2004, 2003 and 2002.

        I.S. London Limited, or I.S. London, a wholly-owned subsidiary of I.S. Europe, has debt in the amount of £90.3 million secured by the two hotels. The debt bears interest at approximately 8.0% per year and matures in November 2007. I.S. London is in violation of certain loan covenants and received a waiver from the lender through March 31, 2005. Although the waiver expired in March 2005, the lender has not taken any action to accelerate the indebtedness. In September 2005, I.S. London signed a term sheet for £109.4 million to refinance the existing debt. However, there can be no certainty as to the outcome of the proposed refinancing and the existing lender could demand immediate repayment of the loan. As a result of this violation, the loan currently bears an extra 2% interest as a penalty.

Related Party Transactions

        We have in the past engaged in and currently engage in a number of transactions with related parties. Please see "Certain Relationships and Related Transactions" for a discussion of these and other transactions with related parties.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

        We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our combined financial statements.

  •
  Impairment of long-lived assets.    We periodically review each property for possible impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and net proceeds from the dispositions of the property. The factors we address in determining estimated net proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Our judgment is required in determining the discount rate applied to estimated cash flows, the growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale requires the recording of these assets at our estimate of their fair value less estimated selling costs which can affect the amount of impairment recorded.

  •
  Depreciation and amortization expense.    Depreciation expense is based on the estimated useful life of our assets. The respective lives of the assets are based on a number of assumptions made by us, including the cost and timing of capital expenditures to maintain and refurbish our hotels, as well as specific market and economic conditions. Hotel properties and other completed real estate investments are depreciated using the straight-line method over estimated useful lives of 39.5 years for buildings and five years for furniture, fixtures and equipment. While our management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of our hotels or other assets. We have not changed the estimated useful lives of any of our assets during the periods discussed.

  •
  Derivative instruments and hedging activities.    Derivative instruments and hedging activities require us to make judgments on the nature of our derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported as a component of interest expense in the consolidated and combined statements of operations or as a component of equity on the consolidated and combined balance sheets. While we believe our judgments are reasonable, a change in a derivative's fair value or effectiveness as a hedge could affect expenses, net income and equity. None of our derivatives held during the periods presented qualified for effective hedge accounting treatment.

  •
  Consolidation Policy.    Certain food and beverage operations at five of our Owned Hotels are operated under 50/50 joint ventures. We believe that we are the primary beneficiary of the entities because we absorb the majority of the restaurant ventures' expected losses and residual returns. Therefore, the restaurant ventures are consolidated in our financial statements with our partner's share of the results of operations recorded as minority interest in the accompanying financial statements. We own partial interests in the Joint Venture Hotels and certain food and beverage operations at two of the Joint Venture Hotels. We account for these investments using the equity method as we believe we do not exercise control over significant asset decisions such as buying, selling or financing nor are we the primary beneficiary of the entities. Under the equity method, we increase our investment in unconsolidated joint ventures for our proportionate share of net income and contributions and decrease our investment balance for our proportionate share of net loss and distributions.

Quantitative and Qualitative Disclosures About Market Risk

        Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Some of our outstanding debt has a variable interest rate. As described in "—Derivative Financial Instruments" above, we use some derivative financial instruments, primarily interest rate caps, to manage our exposure to interest rate risks related to our floating rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. As of June 30, 2005, our total outstanding debt, including capitalized lease obligations, was approximately $659.8 million, of which approximately $580.0 million, or 87.9%, was variable rate debt. If market rates of interest on our variable rate debt change by 1.0% or approximately 100 basis points, the increase or decrease in interest expense on our variable rate debt would change future pre-tax earnings and cash flows by approximately $5.8 million annually. If market rates of interest increase by 1.0%, or approximately 100 basis points, the fair value of our fixed rate debt would decrease by approximately $9.3 million. If market rates of interest decrease by 1.0%, or approximately 100 basis points, the fair value of our fixed rate debt would increase by $12.1 million.

        Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of a reduced level of overall economic activity. If overall economic activity is significantly reduced, we may take actions to further mitigate our exposure. However, because we cannot determine the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Currency Exchange Risk

        As we have international operations with our two London hotels, currency exchange risk between the U.S. dollar and the British pound arises as a normal part of our business. We reduce this risk by transacting this business in British pounds. The U.S. dollar/British pound currency exchange is currently the only currency exchange rate to which we are directly exposed. In this manner, assets and liabilities are matched in the local currency. Generally, we do not enter into forward or option contracts to manage our exposure applicable to net operating cash flows.

OUR BUSINESS AND PROPERTIES

Overview

        We are a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels in gateway cities and select resort markets in the United States and Europe. We are widely credited with establishing and defining the rapidly expanding boutique hotel sector. Over our 21-year operating history, we have gained experience operating in a variety of market conditions. We own or partially own and manage a portfolio of nine luxury hotel properties in New York, Miami, Los Angeles, San Francisco and London comprising over 2,500 rooms. Each of our owned hotels was acquired and renovated by the Morgans Group and was designed by a world-renowned designer.

        Unlike traditional brand-managed or franchised hotels, boutique hotels provide their guests with what we believe is a distinctive lodging experience. Each of our hotels has a personality specifically tailored to reflect the local market environment and features modern, sophisticated design that includes critically acclaimed public spaces; popular "destination" bars and restaurants; and highly personalized service. Significant media attention has been devoted to our hotels which we believe is as a result of their distinctive nature, renowned design, dynamic and exciting atmosphere, celebrity guests and high profile events. We believe that the Morgans Group brand, and each of our individual property brands are synonymous with style, innovation and service. We believe this combination of lodging and social experiences, and association with our brands, increases our occupancy levels and pricing power.

        In addition to our current portfolio, we expect to operate, own, acquire, redevelop and develop new hotel properties that are consistent with our portfolio in major metropolitan cities and select resort markets in the United States, Europe and elsewhere.

Summary of Hotel Properties

        Set forth below is a summary of certain information related to our hotel properties as of June 30, 2005, giving effect to the Formation and Structuring Transactions. For further information regarding our hotel properties, see "—Individual Property Information."

						Last Twelve Months Ending June 30, 2005(LTM)(1)
Hotel		Year Opened	Interest Owned	Number of Rooms							Restaurants and Bars(5)
	City					ADR(2)		Occupancy(3)	RevPAR(4)
Morgans	New York	1984	100%	113		$271		84.2%	$228		Asia de Cuba Morgans Bar
Royalton	New York	1988	100%	169		$292		85.9%	$251		44 Lobby Bar Round Bar Library Table
Hudson	New York	2000	100%	802	(6)	$225		83.9%	$188		Hudson Cafeteria Hudson Bar Private Park Library Bar Sky Terrace
Delano	Miami	1995	100%	194		$486		68.5%	$333		Blue Door Blue Sea Rose Bar
Mondrian	Los Angeles	1996	100%	237		$289		78.1%	$226		Asia de Cuba Seabar Skybar
Clift	San Francisco	2001	(7)	363		$212		68.2%	$145		Asia de Cuba Redwood Room Living Room
St. Martins Lane	London	1999	50%	204		$362	(8)	74.6%	$270	(8)	Asia de Cuba Light Bar Rum Bar
Sanderson	London	2000	50%	150		$428	(8)	71.8%	$308	(8)	Spoon Long Bar Purple Bar
Shore Club	Miami	2001	7%	307		$333		65.6%	$218		Nobu Ago Skybar Redroom Rumbar Sandbar
Total/Weighted Average				2,539		$288		76.4%	$220

(1)
LTM data represents the average monthly data over the twelve month period ending June 30, 2005.

(2)
Average daily rate, or ADR.

(3)
Average daily occupancy.

(4)
Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

(5)
We operate the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, Sanderson and St. Martins Lane as well as the bars in Delano, Sanderson and St. Martins Lane through a joint venture arrangement with Chodorow Ventures LLC in which we own a 50% ownership interest. See "Certain Relationships and Related Party Transactions—Joint Venture Agreements".

(6)
Property includes a total of 920 rooms, including 118 single occupancy rooms (SROs) of which 21 are vacant.

(7)
Clift is operated under a long-term lease, which is accounted for as a financing.

(8)
The currency translation is based on an exchange rate of 1 British pound = 1.86 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending June 30, 2005. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending October 19, 2005 is 1 British pound = 1.85 U.S. dollars.

Competitive Advantages

        We believe we have significant competitive advantages relative to other industry participants.

Segment Creation and Leadership

        Our predecessor companies, founded in 1983 by Ian Schrager, created what is often credited as the original "boutique" hotel and established what we believe was a new segment in the hospitality industry. We created these hotels to provide an alternative to the uniformity of branded chain hotels which dominated the industry since the emergence of national and international branded hotel chains in the middle of the twentieth century based on the principle of sameness, offering customers predictable levels of accommodation and tightly scripted service within a standardized setting. The concepts we pioneered challenged previous hotel industry norms. These concepts included the modification of the standard hotel design aesthetic to include attention-grabbing design elements, and the reinvention of the traditional hotel lobby to include the attraction of sought-after restaurants and bars, which together establish the hotel as a destination in itself both for travelers and for patrons from the local community.

        We have continued to lead the boutique hotel segment as we developed and grew our business beyond our initial concepts. Since 1983 we have continued to acquire, redevelop and operate hotels in response to a growing demand for interesting and distinctive hotels providing individualized service to an increasingly sophisticated and style-conscious guest. We expanded domestically and internationally in both urban and resort markets, in several instances having a large influence on the improvement of neighborhoods such as South Beach in Miami and West Hollywood in California. We further expanded the concept to a larger format with the 802-room Hudson as well as to a variety of different price points.

Distinctive Lodging Experience

        The customer experience in our hotels is unlike that in most branded hotel chains. Our hotels are characterized by eclectic, leading-edge design; noteworthy public spaces, restaurants and bars; and outstanding personalized service. Taken together, these elements create what we believe is a distinctive lodging experience that translates into sustained customer loyalty and the potential for superior RevPAR.

  •
  Leading-Edge Design.  While a typical hotel chain offers a standard "box", we offer architecturally striking properties in locations that are not only convenient but interesting. The lobby and other public spaces in a typical chain hotel must often conform to strict guidelines designed to promote standardization. In contrast, our lobbies and public spaces feature what we believe are unique, innovative contemporary designs that make them attractive gathering places with a dynamic feel. Our guestrooms are similarly stylish, containing memorable design elements such as the modern, all-white simplicity of Delano or the black and white tiled bathrooms at Morgans.

  •
  Noteworthy Public Spaces, Restaurants and Bars.  Each of our hotels has noteworthy public spaces, including critically-acclaimed restaurants and bars, such as Asia de Cuba and Skybar. For example, Zagat Survey ranks the Asia de Cuba restaurants in our hotels among the most popular in New York, Los Angeles and London. These restaurants and bars, unlike most such hotel facilities, attract significant patronage from the local community which makes them desirable destinations for hotel guests and other patrons while generating substantial direct revenue and publicity.

  •
  Outstanding Personalized Service.  Our service culture is focused on meeting luxury service standards while providing our guests with an engaging experience that drives customer loyalty. We combine disciplined performance management and best practices with innovative training techniques across the business. In contrast to the impersonal service that often results from rigid and scripted customer-interaction routines, our staff is trained to meet our guests' needs through personalized exchanges. We regularly evaluate customer satisfaction using third-party customer research and have achieved an exceptional customer satisfaction rating.

Brand Strength and Awareness

        Our portfolio of brands includes an umbrella brand under which all of our properties operate, the Morgans Group; distinctive individual property brands, such as Delano, Mondrian, Hudson, and Royalton; and restaurant and bar brands such as Asia de Cuba and Skybar. We believe that the Morgans Group brand, and each of our individual property, restaurant and bar brands, are synonymous with style, innovation, a dynamic and exciting atmosphere, and personalized service. Our hotels generate significant media attention through their distinctive nature, renowned design, atmosphere, celebrity guests and high profile events. Some examples of these events include parties for awards shows such as the Academy Awards, the Grammy Awards, Video Music Awards, ESPN's ESPY Awards; events associated with Fashion Week in New York and London; and movie and magazine launches. We help sustain this profile through an aggressive marketing effort that focuses on favorable publicity which results in extensive media coverage with each hotel having been featured in national and international magazines such as Vogue, Vanity Fair, Harper's Bazaar, Travel & Leisure, and Condé Nast Traveler, and newspapers such as The New York Times, USA Today, The Washington Post, The Times of London, and The Los Angeles Times.

        We believe this public profile is an important component of making the traveling public aware of our brands and keeping the public's perception of those brands current and positive. Our brand strength and awareness in turn is an important demand driver that is difficult to imitate and a potent and cost-effective marketing tool. Moreover, we believe that these brands offer highly attractive opportunities to grow our business by exporting them to new markets and expanding them within our existing markets. Similarly, we believe our brand portfolio improves our ability to secure joint ventures and management agreements with third parties. We believe many of our brands may be extended to residential and other non-hotel opportunities.

Premier Locations in International Gateway Cities

        Our nine properties are centrally located in key gateway cities—New York, Miami, San Francisco, Los Angeles and London—which attract both business and leisure travelers. These markets generally offer superior demographics and multiple demand drivers, such as a high concentration of business activity and tourist points of interest. In addition, these markets have significant barriers to entry for new competitive supply including scarcity of available land for new development and extensive regulatory requirements resulting in a longer development lead time and additional expense for new competitors. We believe these markets provide a strong foundation from which to realize material RevPAR growth. During 2004 and 2005 through June 30, RevPAR growth in these markets averaged 13.4% and 11.8%, respectively, as compared to the U.S. average of 7.8% for both periods, driven by Miami, New York and Los Angeles.

        Within each of these cities, our hotels are strategically located to provide our guests with convenient access to major business, cultural and shopping districts. For example, our New York hotels are located in midtown Manhattan; our Miami hotels are located on the ocean front in South Beach; our London hotels are situated in the theater and media districts with St. Martins Lane across the street from Trafalgar Square; our San Francisco hotel is located close to Union Square; and our Los Angeles hotel is located on Sunset Boulevard in the heart of West Hollywood.

Experienced Management Team and Extensive Infrastructure

        Our management team consists of a group of industry professionals with extensive experience in the disciplines necessary to operate and grow our business including property management, asset management, brand management, sales, marketing, revenue management, internet commerce, acquisition, redevelopment, and finance. Many of our professionals have traditional hotel backgrounds having studied at hotel schools and worked at more traditional hotel companies. Moreover, our management team has been operating and growing its collection of boutique—as opposed to traditional—hotels and brands throughout the United States and in London for many years. We have extensive experience with, and an understanding of, the customer segment that appreciates alternatives to the traditional chain hotel products and is willing to pay for the distinctiveness of the product. With an average 17 years experience in the hospitality and real estate industries and eight years affiliated with our Company, our management team has led the Company through cyclical operating environments.

        As our business and asset base have expanded, we have created processes and systems supported by technology that we believe result in a state-of-the-art operating infrastructure with certain best-of-class proprietary capabilities. Our processes and systems ensure consistency and quality of execution. Recent initiatives include centralization of our telephone reservations office, centralization of our computer reservations systems, creation of a proprietary revenue management system, globalization of our sales system, and deployment of a company-wide customer relationship management system. In addition, we institutionalized our service culture and other facets of our human capital processes through a training and monitoring system. We believe the experience of our management team and quality of our systems provide us with the infrastructure necessary to maximize the performance of our existing portfolio and a platform to grow while maintaining quality. We believe the cost, time, and other complexities involved in establishing such an infrastructure create significant barriers to entry for potential new competition in the hospitality business.

Our Growth Strategy

        We intend to grow through our proven ability to replicate our model on an individualized but consistent basis across a growing portfolio and by leveraging our portfolio of brands for expansion in both new and existing markets. We have enhanced our management team through new hires with a renewed focus on acquisitions and growth. We believe that our current management team and existing operating infrastructure provide us with the ability to successfully integrate assets into our portfolio as we grow and expand. We believe that with the establishment of a public market for our common stock, the significant reduction of our debt through this offering, and our entry into a new revolving credit facility, we will have the financial flexibility to capitalize on our internal and external growth opportunities.

Internal Growth

        We believe our portfolio is poised for strong internal growth driven by continued industry-wide growth, selected renovation and expansion projects, and operational and technology infrastructure initiatives.

        Well Positioned to Benefit from Industry-wide Growth.    The hospitality industry is experiencing sustained RevPAR growth at historically high levels. Our RevPAR growth has on average outperformed most other hotel companies and brands. In addition, most markets in which our hotels are located are materially outpacing broader industry averages, with three of our four U.S. markets among the ten fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. Moreover, RevPAR growth throughout our portfolio has exceeded all national chain scale segments, including the Luxury sector.

MHG Markets by RevPAR Performance(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Year to date as of June 30

U.S. Hospitality Industry RevPAR Growth by Chain Scale(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Year to date as of June 30

        Targeted Renovations and Expansions.    We have targeted and are pursuing a number of specific renovation and expansion projects throughout our portfolio that we believe will increase our appeal to our guests and generate increased revenue at our properties. These projects include utilization of unused space, room refurbishments and upgrades, reconfiguration of public areas with the addition of amenities and revenue drivers, such as health clubs, meeting spaces and retail shops in certain properties. We continuously evaluate alternative uses throughout our portfolio including residential conversion and other opportunities.

        Operational and Infrastructure Initiatives.    We implement state-of-the-art operational systems and apply best practices to maximize synergies at the portfolio level. Within the past few years, we have launched a number of operational and technology initiatives that are expected to result in revenue growth, significant improvements in our operating costs and efficiencies, an improved guest experience and an enhanced ability to market to our customers' specific lodging needs. Recent initiatives include centralization of our telephone reservations office, centralization of our computer reservations systems, creation of a proprietary revenue management system, globalization of our sales system, and deployment of a company-wide customer relationship management system. Specifically, our website was launched in July 2002 and during the first six months of 2005 generated approximately 10% of our total bookings on average. Our historical results of operations do not reflect the full benefits of these recently implemented measures.

External Growth

        We believe we are poised for strong external growth that will be driven by growth in major metropolitan markets and select resort locations as we extend our hotel, restaurant and bar brands. We intend to be flexible with respect to transaction structures and real estate requirements as we grow our business.

        Target Markets.    We intend to base our decisions to enter new markets on a number of criteria, with a focus on markets that attract affluent travelers who value a distinctive and sophisticated atmosphere and outstanding service. Specifically, we target key gateway destinations for both domestic and foreign travelers that attract both business and leisure travelers as well as select resort markets. Consistent with our prior expansion activities, we will continue to seek to grow in markets with multiple demand drivers and high barriers to entry:

  •
  Major North American metropolitan markets with vibrant urban locations, including existing markets such as Los Angeles and new markets such as Chicago, Boston, and Washington, DC;

  •
  Select resort locations such as Las Vegas and Hawaii; and

  •
  Key European destinations that, we believe, offer a similar customer base as our established US and UK markets, such as Paris and Milan.

        Brand Extensions.    We believe that our existing brand portfolio has considerable development potential. Many of our brands, including hotel brands such as Delano, Mondrian, Hudson and Royalton, and restaurant and bar brands such as Asia de Cuba and Skybar, may be extended to other hotels, restaurants, bars in our existing and new markets. Similarly, we believe our brand portfolio improves our ability to secure joint ventures and management agreements with third parties. We also believe that heightened levels of residential sales activity in selected markets may reflect an opportunity for us to generate substantial proceeds for reinvestment into new growth opportunities. Furthermore, we believe we have additional brand extension opportunities outside the hospitality and real estate industries, such as selective retail product placement opportunities.

        Flexible Business Model.    We intend to be flexible with respect to transaction structures and real estate requirements as we grow our business. We will pursue acquisition, joint venture and other opportunities. As we pursue these opportunities, we will focus on our critical objectives of providing ourselves with a meaningful percentage of any equity growth or a significant total dollar return on investment. The acquisition market and the specifics of any particular deal will influence each transaction's structure. Our flexibility should allow us greater access to strategically important hotels and other opportunities. Joint ventures with management agreements should provide us with enhanced return on investment through management and other fee income and access to strategically important hotels and other opportunities. We have demonstrated our ability to joint venture effectively through, among others, our restaurant joint venture with Jeffrey Chodorow and the joint venture structures through which we own our interests in St. Martins Lane, Sanderson and Shore Club.

        We have proven our ability to expand into new regions, new types of markets, operate internationally and operate in larger formats. We believe that this demonstrated acquisition expertise gives us a broad range of possible options with respect to future development. Moreover, our flexibility with respect to the physical configuration of buildings gives us more options to grow in any given market as compared to our competitors who require very particular specifications so their hotels will all look the same. In addition, the destination nature of our hotels has enabled us in the past to acquire assets in locations that are less established and, therefore, more attractively priced, due to our ability to create a destination hotel rather than be located directly adjacent to existing popular destinations.

Company History

        Our predecessor company was founded in 1983 by Ian Schrager. In 1984, our predecessor company opened Morgans in New York and thus launched what has come to be known as the boutique hotel sector. From 1984 our predecessor grew its business by acquiring, redeveloping, and operating additional assets initially in New York, such as Royalton, and thereafter in other markets, such as Miami with the opening of Delano in 1995 and Los Angeles with the opening of Mondrian in 1997. Additionally, our predecessor has from time to time selectively sold assets to capitalize on market opportunities. In 1997 and 1998, NorthStar Capital Investment Corp., which we refer to as NorthStar, acquired a majority interest in our predecessor company in a series of transactions that resulted in the integration of the management, development and ownership components of our business.

        NorthStar is a Maryland Corporation founded in 1997 by W. Edward Scheetz, our Chief Executive Officer, and David Hamamoto, the Chairman of our Board. NorthStar was organized for the purpose of investing in real estate and real-estate related companies.

        Since NorthStar's investment, principals of NorthStar, including our current Chairman, Chief Executive Officer and Chief Investment Officer and Executive Vice President of Capital Markets, have been actively involved in our business, including strategic decision-making, capital markets activity, and asset management while taking a lead role in acquisitions, dispositions and financings. With NorthStar's investment, the predecessor continued its expansion with the openings of St. Martins Lane and Sanderson in London in 1999 and 2000, Hudson in New York in 2000 and Clift in San Francisco in 2001. In 2002, Morgans Group for the first time entered into a transaction with substantially less than majority ownership when it acquired a minority interest and took over operations at Shore Club in Miami. All of our interests in assets that are operated by MHG Management Company are being contributed to Morgans Group in the Formation and Structuring Transactions.

Our Hotel Properties

        We own or partially own and manage a portfolio of nine luxury hotel properties in gateway cities and select resort markets in the United States and Europe. Each of our hotels is positioned in its respective market as a gathering place or destination hotel offering unparalleled service with renowned restaurants and bars.

        The chart below summarizes certain information relating to our hotels for the year ended June 30, 2005:

Location	Delano Miami	Royalton New York	Mondrian Los Angeles	Morgans New York	Hudson New York	Clift San Francisco	Sanderson London(1)	Shore Club Miami	St. Martins Lane London(1)
Year Opened	1995	1988	1996	1984	2000	2001	2000	2001	1999
Total Rooms	194	169	237	113	802 (2)	363	150	307	204
Ownership	100%	100%	100%	100%	100%	(3)	50%	7%	50%
Restaurants & Bars	3	2	3	2	4	3	3	3	3
Occupancy	68.5%	85.9%	78.1%	84.2%	83.9%	68.2%	71.8%	65.6%	74.6%
ADR	$486	$292	$289	$271	$225	$212	$428	$333	$362
RevPAR	$333	$251	$226	$228	$188	$145	$308	$218	$270
RevPAR Change(4)	3.2%	19.3%	16.5%	23.4%	25.2%	8.1%	11.7%	12.6%	11.4%
Total Revenue (000's)	$47,834	$20,659	$41,118	$20,644	$74,089	$33,232	$34,127	$39,692	$40,327
Operating Income Before Depreciation (000's)(5)	$16,590	$4,400	$13,700	$4,598	$25,438	$3,315	$7,302	$11,431	$11,220
Depreciation (000's)	3,461	1,998	2,011	1,847	10,272	6,997	6,131	9,444	5,420
Operating Income (Loss) (000's)(6)	13,129	2,402	11,689	2,751	15,166	(3,682)	1,171	1,987	5,800

(1)
The currency translation is based on an exchange rate 1 British pound = 1.86 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending June 30, 2005. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending October 19, 2005 is 1 British pound = 1.85 U.S. dollars.

(2)
Property includes a total of 920 rooms, including 118 single occupancy rooms (SROs) of which 21 are vacant.

(3)
Clift is operated under a long term lease, which is accounted for as a financing.

(4)
The RevPAR change is provided as a comparison of the year ended June 30, 2005 versus the year ended June 30, 2004.

(5)
We believe that Operating Income Before Depreciation will provide investors with a useful tool for assessing the comparability between periods of each hotel's ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to capital expenditures. In addition, Operating Income Before Depreciation for each hotel does not include certain company-wide items, such as corporate expenses and management fees for third parties. Accordingly, the sum of each of our hotel property's Operating Income Before Depreciation does not equal the sum of company-wide Operating income before Depreciation and amortization presented in our combined financial statements.

(6)
Operating Income for each hotel is after a deduction of approximately 4.0% of revenues for management fees and 2.5% of revenues for chain services which for Owned Hotels are eliminated from the Operating Income presentation in our combined financial statements.

Individual Property Information

        Each of our hotel properties reflects the strength of our operating platform and our ability to create branded destination hotels. The tables below reflect the results of operations of our individual properties before any third party ownership interests in the hotels or restaurants.

Morgans

Overview

        Opened in 1984, Morgans was the first Morgans Group hotel named after the nearby Morgan Library located on Madison Avenue on the site of the former home of J. Pierpont Morgan. Morgans has 113 rooms, including 29 suites, and is situated in midtown Manhattan's fashionable East Side, offering guests a residential neighborhood within midtown Manhattan and walking distance of the midtown business district, Fifth Avenue shopping and Times Square. Conceived by French designer Andrée Putman, Morgans is a quietly sophisticated hotel offering an intimate, friendly, home-away-from-home atmosphere. Morgans features Asia de Cuba restaurant, Morgans Bar, Living Room, and the Penthouse, a duplex that is also used for special functions.

        Property highlights include:

Location	•	237 Madison Avenue, New York, NY
Guest Rooms	•	113, including 29 suites
Food and Beverage	•	Asia de Cuba Restaurant with seating for 175
	•	Morgans Bar with capacity for 75
Meetings Space	•	Multi-service meeting facility consisting of one suite with capacity for 150
Other Amenities	•	Living Room—a guest lounge that includes televisions, computers and books in one of the suites
	•	24-hour concierge service

We own a fee simple interest in Morgans. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Morgans:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	85.4%	81.0%	82.0%	70.5%	71.0%	68.5%	81.3%
ADR	$267	$232	$254	$230	$230	$231	$297
RevPAR	$228	$188	$208	$162	$163	$159	$242
Selected Financial Information:	(in thousands)
Room Revenue	$4,660	$3,871	$8,605	$6,693	$6,724	$6,537	$9,995
Total Revenue	10,284	9,522	19,882	18,086	18,923	19,212	24,147
Operating Income Before Depreciation	2,253	1,994	4,339	3,560	4,330	4,545	7,996
Depreciation	878	940	1,909	2,025	2,268	1,936	1,675
Operating Income	1,375	1,054	2,430	1,535	2,062	2,609	6,321

Royalton

Overview

        Opened in 1988, Royalton is located in the heart of midtown Manhattan, steps away from Times Square, Fifth Avenue shopping and the Broadway Theater District. Royalton has 169 rooms and suites, 37 of which feature working fireplaces. Designed by Philippe Starck, the hotel is widely regarded for its distinctive lobby which spans a full city block and rooms that are reminiscent of a posh stateroom on a luxury steamship liner. Royalton features 44 Restaurant, Lobby Bar, Round Bar and the Library Table (both of which are available for meetings and special events), and three penthouses with terraces offering views of midtown Manhattan.

        Property highlights include:

Location	•	44 West 44th Street, New York, NY
Guest Rooms	•	169, including 27 suites
Food and Beverage	•	"44" Restaurant with seating for 200
	•	Lobby Bar with capacity for 250
	•	Round Bar with capacity for 23
	•	Library Table with seating for 10
Meetings Space	•	Multi-service meeting facilities consisting of three suites with total capacity for 150
Other Amenities	•	37 working fireplaces and 5-foot round tubs in 41 guest rooms
	•	24-hour concierge service

We own a fee simple interest in Royalton. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Royalton:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	88.8%	81.5%	82.3%	70.6%	72.0%	70.6%	84.6%
ADR	$284	$258	$280	$266	$268	$279	$357
RevPAR	$252	$210	$230	$188	$193	$197	$302
Selected Financial Information:	(in thousands)
Room Revenue	$7,721	$6,419	$14,149	$11,543	$11,913	$12,136	$18,683
Total Revenue	10,344	9,026	19,341	16,950	18,222	19,824	25,273
Operating Income Before Depreciation	2,393	1,627	3,634	3,156	4,151	4,906	10,071
Depreciation	1,033	1,004	1,968	2,346	2,550	2,880	2,785
Operating Income	1,360	623	1,666	810	1,601	2,026	7,286

Hudson

Overview

        Opened in 2000, Hudson is our newest and largest New York City hotel, with 802 guest rooms and suites, including two ultra-luxurious accommodations—a 3,355 square foot penthouse with a landscaped terrace and an apartment with a 2,500 square foot tented terrace. Hudson occupies the former clubhouse of the American Women's Association, which was originally constructed in 1929 by J.P. Morgan's daughter. The hotel, which is only a few blocks away from Columbus Circle, Time Warner Center and Central Park, was designed by Philippe Starck to offer guests affordable luxury and style. Hudson's notable design includes a 40-foot high ivy-covered lobby and a lobby ceiling fresco by renowned artist Francesco Clemente. The hotel's food and beverage offerings include Private Park, a restaurant and bar in the indoor/outdoor lobby garden, Hudson Cafeteria restaurant, Hudson Bar and the Library bar and Sky Terrace, a private landscaped terrace on the 15th floor.

        Property highlights include:

Location	•	356 West 58th Street, New York, NY
Guest Rooms	•	802, including 43 suites
Food and Beverage	•	Hudson Cafeteria restaurant with seating for 200
	•	Hudson Bar with capacity for 334
	•	Library Bar with capacity for 170
Meeting Space	•	Multi-service meeting facilities, consisting of three executive boardrooms, two suites and other facilities, with total capacity for 1,260
Other Amenities	•	24-hour concierge service and business center
	•	Indoor/outdoor private park
	•	Library with antique billiard tables and books
	•	Sky Terrace, a private landscaped terrace and solarium
	•	Fitness center

Hudson is structured as a condominium in which we own approximately 91% and lease approximately 4% of the square footage of the entire building. There are 920 rooms in Hudson, including 118 single occupancy rooms (SROs) of which 21 are vacant. The SROs are a legacy of the prior ownership structure and we receive rent from the tenants of the SROs. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

        Since 2000, we have leased our interests in Hudson to Hudson Leaseco LLC, an entity in which we own a 0.1% membership interest, under a 35-year lease. The remaining 99.9% membership interest is owned by Chevron TCI, Inc. The lease to Hudson Leaseco allowed for the pass-through of tax credits to Chevron TCI, which used the tax credits on a current basis. Hudson Leaseco pays us an annual rent, which approximates the annual cash flow of Hudson less a payment of approximately $0.3 million to Chevron TCI. Chevron TCI has the right to put its interest in Hudson Leaseco to us in early 2006, for approximately $2.8 million, and if Chevron TCI does not exercise that right, we have the right to call Chevron TCI's interest in Hudson Leaseco at a price equal to an appraised value.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Hudson:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
Selected Operating Information:
Occupancy	86.2%	78.3%	80.0%	73.0%	72.1%	70.9%	82.5%
ADR	$218	$189	$211	$187	$180	$190	$197
RevPAR	$188	$148	$168	$136	$130	$135	$163
Selected Financial Information:	(in thousands)
Room Revenue	$27,347	$21,625	$49,431	$39,833	$38,618	$40,520	$10,973
Total Revenue	36,536	30,412	67,965	58,520	59,242	61,811	16,081
Operating Income Before Depreciation	12,647	8,662	21,452	17,066	19,210	20,304	(1,888)
Depreciation	5,145	5,058	10,185	9,950	9,753	9,771	2,454
Operating Income (Loss)	7,502	3,604	11,267	7,116	9,457	10,533	(4,342)

(1)
Partial year as the hotel opened in October, 2000.

Delano

Overview

        Opened in 1995, Delano has 194 guest rooms, suites and lofts and is located in the heart of Miami Beach's fashionable South Beach Art Deco district. Designed by Philippe Starck from a 1947 landmark hotel, Delano is noted for its simple white Art Deco dcor and features an "indoor/outdoor" lobby, the Water Salon and Orchard (which is Delano's landscaped orchard and 100-foot long pool) and a private beach. The hotel's accommodations also include 8 poolside bungalows and a penthouse and apartment located on its top two floors. Delano's restaurant and bar offerings include Blue Door and Blue Sea restaurants, a poolside bistro and the Rose Bar. The hotel also features Agua Bathhouse Spa, a full-service rooftop spa facility, and the David Barton Gym.

        Property highlights include:

Location	•	1685 Collins Avenue, Miami Beach, FL
Guest Rooms	•	194, including 11 suites, 5 lofts and 8 poolside bungalows and 9 cabanas
Food and Beverage	• • •	Blue Door Restaurant with seating for 225 Blue Sea Restaurant with seating for 16 Rose Bar and lobby lounge with capacity for 334
Meeting Space	•	Multi-service meeting facilities, consisting of one executive boardroom and other facilities, with total capacity for 223
Other Amenities	• • • • • • •	Swimming pool and water salon Agua Bathhouse Spa and solarium David Barton gym Beach Village Billiards area Interactive multi-media room 24-hour concierge service

We own a fee simple interest in Delano. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Delano:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	79.8%	75.2%	66.2%	72.0%	72.4%	74.5%	82.9%
ADR	$520	$499	$473	$413	$398	$399	$374
RevPAR	$415	$375	$313	$298	$288	$297	$311
Selected Financial Information:	(in thousands)
Room Revenue	$14,627	$13,321	$22,362	$21,182	$20,493	$22,560	$23,643
Total Revenue	28,697	26,709	45,847	43,607	42,327	43,733	46,133
Operating Income Before Depreciation	11,750	11,214	16,055	15,657	15,894	17,356	18,769
Depreciation	1,661	1,488	3,288	3,116	2,952	2,786	2,573
Operating Income	10,089	9,726	12,767	12,541	12,942	14,570	16,196

Shore Club

Overview

        Opened in 2002, Shore Club has 307 rooms, 70 suites, 7 duplex bungalows with private outdoor showers and dining areas, executive suites, an expansive penthouse suite encompassing 6,000 square feet and spanning three floors with a private elevator and private terrace, pool and panoramic views of Miami. Located on one of Miami's main streets, Collins Avenue, Shore Club was designed by David Chipperfield. Some notable design elements of Shore Club include an Art Deco Lobby with a polished terrazzo floor and lit metal wall mural as well as custom silver and glass lanterns. Shore Club offers on-site access to restaurants and bars such as Nobu, Ago and Skybar (which is made up of the Red Room, Red Room Garden, Rum Bar and Sand Bar), shopping venues such as Scoop and Me & Ro and Pipino Salon, a hair care and accessories salon.

        Property highlights include:

Location	•	1901 Collins Avenue, Miami Beach, FL
Guest Rooms	•	307, including 22 suites, 7 bungalows, 1 oceanfront beach house
Food and Beverage	•	Nobu Restaurant with seating for 120
	•	Nobu Lounge with capacity for 140
	•	Ago Restaurant with seating for 275
	•	Skybar
• Red Room with seating for 144
• Red Room Garden with capacity for 250
• Rum Bar with capacity for 415
• Sand Bar with capacity for 75
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms, three suites and other facilities, with total capacity for 473
Other Amenities	•	Two elevated infinity-edge pools (one Olympic size and one lap pool with hot tub)
	•	Two deep blue wading pools
	•	Salon, jewelry shop and clothing shop
	•	24-hour concierge service

We operate Shore Club under a management contract and own a minority ownership interest of approximately 7%. See "Certain Relationships and Related Party Transactions".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Shore Club:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002(1)
Selected Operating Information:
Occupancy	73.6%	65.1%	61.6%	55.8%	34.9%
ADR	$368	$360	$327	$296	$289
RevPAR	$271	$234	$201	$165	$101
Selected Financial Information:	(in thousands)
Room Revenue	$15,131	$13,734	$23,668	$19,398	$11,052
Total Revenue	23,661	21,508	37,539	32,122	14,266
Operating Income Before Depreciation	7,861	6,276	9,846	4,538	(1,192)
Depreciation	4,697	4,578	9,326	9,168	937
Operating Income (Loss)	3,164	1,698	520	(4,630)	(2,129)

(1)
Partial year as the hotel opened in July, 2002.

Mondrian

Overview

        Acquired in 1996 and reopened after an extensive renovation by Philippe Starck, Mondrian has 237 guest rooms, studios and suites, each of which has a fully-equipped kitchen. The hotel, which was built as an apartment complex in 1959 and converted to a hotel in 1984, is located on Sunset Boulevard in close proximity to Beverly Hills, Hollywood and the downtown Los Angeles business district. Mondrian's accommodations also feature a two bedroom, 2,025 square foot penthouse which includes its own screening room, and an apartment, each of which has an expansive terrace affording city-wide views. The hotel features Asia de Cuba and Seabar restaurants, Skybar, the Pool and Outdoor Living Room and Agua Bathhouse Spa.

        Property highlights include:

Location	•	8440 West Sunset Boulevard, Los Angeles, CA
Guest Rooms	•	237, including 183 suites, with fully equipped kitchens in every room
Food and Beverage	•	Asia de Cuba Restaurant with seating for 225
	•	Seabar Restaurant with seating for 50
	•	Skybar with capacity for 491
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms and one suite, with total capacity for 165
Other Amenities	•	Indoor/outdoor lobby
	•	Agua Bathhouse Spa
	•	Heated swimming pool and water salon
	•	Outdoor living room
	•	24-hour concierge service
	•	Full-service business center
	•	24-hour fitness center

We own a fee simple interest in Mondrian. The hotel is subject to mortgage as more fully described under "Mortgage and Other Indebtedness Outstanding After This Offering".

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Mondrian:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	81.8%	76.2%	75.3%	70.3%	63.5%	61.9%	76.8%
ADR	$301	$279	$278	$258	$269	$299	$314
RevPAR	$247	$213	$209	$182	$171	$185	$241
Selected Financial Information:	(in thousands)
Room Revenue	$10,577	$9,180	$18,153	$15,721	$14,814	$16,086	$20,985
Total Revenue	21,547	20,122	39,692	35,566	34,018	34,674	42,201
Operating Income Before Depreciation	7,795	7,034	12,939	10,483	10,015	11,644	14,816
Depreciation	1,083	1,188	2,116	2,802	2,883	3,543	3,500
Operating Income	6,712	5,846	10,823	7,681	7,132	8,101	11,316

Clift

Overview

        Acquired in 1998 and reopened after an extensive renovation in 2001, Clift has 363 guestrooms and suites designed by Philippe Starck. Built in 1915, Clift is located in the heart of San Francisco's Union Square district, within walking distance of San Francisco's central retail, dining, cultural and business activities. The hotel features Asia de Cuba Restaurant; the Redwood Room Bar, a paneled San Francisco landmark; and the Living Room, which is available for private events.

        Property highlights include:

Location	•	495 Geary Street, San Francisco, CA
Guest Rooms	•	363, including 29 suites
Food and Beverage	•	Asia de Cuba restaurant with seating for 129
	•	Redwood Room bar with capacity for 139
	•	Living Room with capacity for 60
Meeting Space	•	Multi-service meeting facilities, consisting of two executive boardrooms, one suite and other facilities, with total capacity for 545
Other Amenities	•	24-hour concierge service
	•	24-hour business center
	•	24-hour fitness center

        Since its emergence from bankruptcy in 2004, we have operated Clift under a 99-year lease, which due to our continued involvement, is treated as a sale-leaseback financing. Under the lease, our wholly owned subsidiary, Clift Holdings LLC, is required to fund operating shortfalls, including the lease payments, and to fund all capital expenditures. The annual lease payments, which are payable in monthly installments, are as follows:

  •
  $2.8 million for the first two years following the commencement of the lease,

  •
  $6.0 million for the third through tenth year following the commencement of the lease, and

  •
  an amount that is reset every five years for the remainder of the lease term based on the percentage change in the consumer price index, subject, however, to certain maximum and minimum limitations on the amount of increase.

        Under the lease, the failure of Clift Holding LLC to pay rent or perform our other obligations under the lease may constitute an event of default. If such an event of default goes uncured, the lessor will have specified rights and remedies, such as termination of the lease.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Clift:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)	2000
Selected Operating Information:
Occupancy	66.9%	63.5%	66.5%	63.8%	47.0%	46.6%	70.5%
ADR	$213	$211	$211	$205	$230	$214	$218
RevPAR	$142	$134	$141	$130	$108	$100	$154
Selected Financial Information:	(in thousands)
Room Revenue	$9,355	$8,838	$18,666	$17,285	$13,725	$7,271	$17,134
Total Revenue	16,140	15,673	32,766	31,458	27,917	13,814	23,152
Operating Income Before Depreciation	1,276	1,076	3,115	2,663	(1,177)	(9,309)	5,407
Depreciation	3,566	3,768	7,200	7,548	7,303	4,114	1,772
Operating Income (Loss)	(2,290)	(2,692)	(4,085)	(4,885)	(8,480)	(13,423)	(3,635)

(1)
Operating statistics are based on the number of rooms in service which was less than the total rooms due to a renovation.

St. Martins Lane

Overview

        Opened in 1999, St. Martins Lane has 204 guestrooms and suites, including 7 rooms with private patio gardens, and a loft-style luxury penthouse and apartment with expansive views of London. The renovated 1960s building that previously housed the Mickey Mouse Club and the Lumiere Cinema is located in the hub of Covent Garden and the West End theatre district, within walking distance of Trafalgar Square, Leicester Square and the London business district. Designed by Philippe Starck, the hotel's meeting and special event space includes the Back Room and an executive boardroom. St. Martins Lane features Asia de Cuba Restaurant; The Rum Bar, which is a modern twist on the classic English pub; and the Light Bar, an exclusive destination which has attracted significant celebrity patronage and received frequent media coverage.

        Property highlights include:

Location	•	45 St. Martins Lane, London, UK
Guest Rooms	•	204, including 21 suites
Food and Beverage	• • •	Asia de Cuba restaurant with seating for 180 Rum Bar with capacity for 30 Light Bar with capacity for 150
Meeting Space	•	Multi-service meeting facilites, consisting of one executive boardroom, two suites and other facilities, with total capacity for 430
Other Amenities	• • •	24-hour concierge service Full-service business center 24-hour fitness center

We operate St. Martins Lane through I.S. Europe Limited, a 50/50 joint venture with Burford Hotels Limited. See "Certain Relationships and Related Party Transactions" for a description of the joint venture.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for St. Martins Lane:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Information:
Occupancy	72.9%	74.6%	75.4%	66.6%	63.1%	61.9%	80.8%
ADR(1)	$358	$344	$350	$341	$365	$405	$436
RevPAR(1)	$261	$256	$264	$227	$230	$250	$352
Selected Financial Information:	(in thousands)
Room Revenue(1)	$9,622	$9,508	$19,634	$16,872	$17,148	$18,636	$26,270
Total Revenue(1)	19,492	19,429	40,264	36,011	38,470	40,248	50,691
Operating Income Before Depreciation(1)	5,220	5,546	11,546	9,827	10,953	9,736	16,160
Depreciation	2,814	1,957	4,563	3,616	3,277	3,534	4,682
Operating Income	2,406	3,589	6,983	6,211	7,676	6,202	11,478

(1)
The currency translation is based on an exchange rate of 1 British pound = 1.83 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2004. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending October 19, 2005 is 1 British pound = 1.85 U.S. dollars.

Sanderson

Overview

        Opened in 2000, Sanderson has 150 guestrooms and suites, 9 with private courtyards, and 19 penthouse and apartment suites each 2,440 square feet with its own private elevator. The hotel is located in London's Soho district, within walking distance of Trafalgar Square, Leicester Square and the West End business district. Sanderson's structure is considered a model of 1960s British architecture and the hotel has been designated as a landmark building. Designed by Philippe Starck, the guestrooms do not have interior walls (the dressing room and bathroom are encased in a glass box that is wrapped in layers of sheer curtains). Dining and bar offerings include Spoon restaurant, Long Bar, the Purple Bar, Courtyard Garden, the Billiard Room, and Agua Bathhouse Spa. Like the Light Bar at St. Martins Lane, the Long Bar is an extremely popular destination that attracts a high-profile celebrity clientele and generates significant media coverage.

        Property highlights include:

Location	•	50 Berners Street, London, UK
Guest Rooms	•	150, including 19 suites
Food and Beverage	• • •	Spoon Restaurant with seating for 135 Long Bar with capacity for 290 Purple Bar with capacity for 30
Meeting Space	•	Multi-service facilities, consisting of one executive boardroom and two suites with total capacity for 170
Other Amenities	• • • • • • •	Courtyard Garden Indoor/Outdoor Lobby Billiard Room Agua Bathhouse Spa 24-hour concierge service 24-hour business center 24-hour fitness center

        We operate Sanderson through I.S. Europe Limited, a 50/50 joint venture with Burford Hotels Limited. See "Certain Relationships and Related Party Transactions" for a description of the joint venture. Through I.S. Europe Limited, we operate Sanderson under a 150-year lease. The terms of the lease provide for an annual rent, which is subject to reset on specified review dates based on changes in the index of retail prices. Under the lease, our failure to perform or observe our covenants and obligations, including our failure to pay rent for a specified period, will constitute a default.

Selected Financial and Operating Information

        The following table shows selected financial and operating information for Sanderson:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
Selected Operating Information:
Occupancy	68.0%	70.3%	73.0%	65.5%	64.6%	58.0%	69.7%
ADR(2)	$432	$408	$411	$404	$411	$458	$522
RevPAR(2)	$294	$287	$300	$265	$266	$266	$364
Selected Financial Information:	(in thousands)
Room Revenue(2)	$7,963	$7,818	$16,447	$14,478	$14,531	$14,547	$13,609
Total Revenue(2)	16,348	16,536	34,315	31,696	31,918	33,736	29,287
Operating Income Before Depreciation(2)	3,186	3,990	8,106	7,507	5,829	8,210	150
Depreciation	3,161	2,102	5,072	3,759	3,591	3,175	3,801
Operating Income (Loss)	25	1,888	3,034	3,748	2,238	5,035	(3,651)

(1)
Partial year as the hotel opened in April 2000.

(2)
The currency translation is based on an exchange rate of 1 British pound = 1.83 U.S. dollars, which is an average monthly exchange rate provided by www.oanda.com for the last twelve months ending December 31, 2004. The average monthly exchange rate provided by www.oanda.com for the last twelve months ending October 19, 2005 is 1 British pound = 1.85 U.S. dollars.

Our Restaurant Joint Venture

        As a central element to our operating strategy, we focus significant resources on identifying exciting and creative restaurant concepts. Consistent with this objective and to further enhance the dining experience offered by our hotels, we have an established joint venture relationship with well-known restaurateur Jeffrey Chodorow to develop, own and operate restaurants and bars at hotels operated by Morgans Group. Currently, the joint venture operates the restaurants (including in-room dining, banquet catering and other food and beverage operations) at Morgans, Hudson, Delano, Mondrian, Clift, St. Martins Lane and Sanderson as well as the bars in Delano, St. Martins Lane and Sanderson. See "Certain Relationships and Related Party Transactions" for a description of our restaurant joint venture.

Management and Operations

        We manage and operate each of our hotels which are staffed by our employees and the employees of our joint venture operating companies with personnel dedicated to each of the properties, including a general manager, controller, director of sales and marketing, director of human resources and other employees. The personnel in each hotel report to the general manager of the hotel. Each general manager reports to our Executive Vice President of Operations. The corporate office provides support directly to certain functions at the hotel such as sales, revenue management and human resources. This organizational structure allows for each property to operate in a responsive and dynamic fashion while ensuring integrity of our guest experience and core values. Our management team is headquartered in New York City and coordinates management and operations of the Company. The management team reviews business contracts, oversees the financial budgeting and forecasting for our hotels, performs internal accounting and audit functions, administers insurance plans and identifies new systems and procedures to employ within our hotels to improve efficiency and profitability. In addition, the management team is responsible for coordinating the sales and marketing activities at each of our hotels, designing sales training programs, tracking future business prospects and identifying, employing and monitoring marketing programs. The management team is also responsible for the design of our hotels and overall product and service quality levels.

        Our Engaging Dynamic Guest Experience, or EDGE, service program has been implemented across our portfolio. This initiative is designed to enhance employee initiative and responsiveness which results in high customer satisfaction. Our EDGE initiative further allows the sharing of best practices and expertise across our employee base, creating a culture that we believe is more service-oriented than many of our competitors.

Marketing, Sales and Public Relations

        Strong direct sales has been an integral part of our success. We employ a 60 person sales force with multiple sales managers stationed in each of our markets. They are responsible for sourcing new corporate accounts in the United States and Europe. We currently plan to open sales offices in other markets. These offices are deployed by industry focus and geography. Our core corporate business comes from the entertainment, fashion, retail, finance, advertising, automotive, technology, insurance and consumer goods industries.

        Unlike many hotel companies, our sales managers are trained to sell the experience, not simply the rate. Our objective is to create differentiation by selling an "experience" and "brand".

        While marketing initiatives are customized in order to account for local preferences and market conditions, consistent major campaign and branding concepts are utilized throughout all our marketing activities. These concepts are developed by our central sales and marketing teams, but a significant amount of discretion is left to the local sales managers who are often more able to promptly respond to local changes and market trends and to customize marketing concepts to meet each hotel's specific needs.

        We place significant emphasis on our public relations promotional strategy, which we believe is a highly cost-effective marketing tool for our Company. Through highly publicized events, prospective guests are more likely to be made aware of our hotels through word-of-mouth or magazine and newspaper articles and high profile events rather than direct advertising. This publicity is supplemented with focused marketing activities to our existing customers. Our in-house professionals coordinate the efforts of third-party public relations firms to promote the Morgans Group properties through travel magazines and various local, national and international newspaper travel sections. We regularly host events that attract celebrity guests and journalists generating articles in newspapers and magazines around the world. Our marketing efforts also include hosting other special events which have recently included the ESPY awards and the Grammy Awards post-event celebration.

Integration and Centralization Efforts

        We have centralized certain aspects of our operations in an effort to provide further revenue growth and reduce operating costs. Beginning in 2002, we embarked on a number of technological and process initiatives including the launch of a new website, www.morganshotelgroup.com., which during the first six months of 2005 generated approximately 10% of our rooms revenue. In an effort to reduce expenses and to drive revenue growth, we employ what we believe to be the state-of-the-art systems available to the hospitality industry. These include our:

  •
  Property Management System—Our property management system provides total enterprise management solutions, improving critical operations and profitability for a global hotel organization.

  •
  Central Reservations System—Our central reservations system and related distribution and reservations services provide hotel reservations-related services and technology.

  •
  Central Reservations Office—Our central reservations office provides contact management solutions. It is managed by a third-party out of its facility in New Brunswick, Canada.

  •
  Sales and Catering—Our sales and catering system is a powerful strategic tool specifically designed to maximize the effectiveness of the sales process, increase revenues and efficiency, and reduce costs.

  •
  Revenue Management—Our revenue management system is a proprietary system which provides hospitality focused pricing and revenue optimization solutions.

  •
  Accounting and Reporting—Our accounting and reporting system is a widely used international accounting system that allows for customizing and analyzing data while ensuring consistent controls.

  •
  Customer Relationship Management—Our customer relationship management system is designed specifically for the hospitality industry which provides personalized guest recognition, exceptional service quality, improved guest satisfaction and loyalty, lower operating costs, and increased revenues.

Competition

        Competition in the hospitality industry reflects a highly fragmented group of owners and operators offering a wide range of quality and service levels. Our hotels compete with other hotels in the segments of the hospitality market in their respective locations. These segments of the market consist of traditional hotels in the luxury sector and boutique hotels in the same local area.

        We compete by providing a differentiated combination of location, design, amenities and service. We are constantly striving to enhance the experience and service we are providing for our guests and have a continuing focus on improving our customer experience.

Insurance

        We believe that our insurance policies provide sufficient coverage of the risks facing our business and are consistent with or exceed industry standards.

        Our hotels are currently insured under property, commercial general liability, commercial umbrella, excess liability, workers' compensation, pollution, automobile liability, garage keeper's legal liability, crime and fiduciary policies for which we are the named insured. Excess earthquake, windstorm, and flood policies are in place at specific locations which are highly susceptible to these perils. These policies cover, in addition to our hotels, the restaurants and bars that operate in our hotels. Our managed locations are covered under our employee related insurance policies only. Stand alone policies are maintained by the property owners for their general liability and property insurance. Employees at our hotels and wholly-owned bars are also insured under workers' compensation and employment practices liability policies. Employees working at the joint venture restaurants and bars are covered by a separate set of workers' compensation and employment practices liability policies.

        Each of the commercial general liability and commercial umbrella policies provides a maximum annual coverage of $20.0 million and $200.0 million, respectively, and the property insurance policies provide up to $380.0 million of coverage per occurrence, subject to some exceptions relating to earthquake and flood. Non-domestic terrorism coverage is included on all existing policies.

        We believe that the premiums we pay for our insurance policies are reasonable and consistent with those paid by comparable businesses of our size and risk profile. For the year ending December 31, 2004, we paid $3.5 million in insurance premiums, which represented 1.5% of our total revenues. Our insurance policies require annual renewal. Given current trends, our insurance expense may continue to increase in the foreseeable future.

        Many of these insurance policies have deductibles or self-insured retentions, consistent with industry standards. For example, while we do not have a deductible on our general liability policy, our property coverage includes a $100,000 deductible per occurrence. Our employer practice liability coverage deductible is $250,000 for the hotels and $100,000 for the food and beverage joint venture. Commencing in 2002, we modified our primary workers compensation program to incorporate a $100,000 self-insured retention. We believe that the deductibles are reasonable given the values of our properties, the amounts insured, and the frequency and cost of claims realized.

        The property owner's interest in each of our owned properties in which we have a fee simple ownership interest is insured by an American Land Title Association owner's title insurance policy, or its equivalent as adopted in the applicable jurisdiction. Each title policy has been issued by a nationally recognized title insurance company and insures the owner of the property, as well as its successors and assigns, as to the fee simple ownership interest in the property, subject only to limited permitted encumbrances.

Employees

        As of June 30, 2005 we employed approximately 2,000 individuals, about 30% of whom are represented by labor unions, and our restaurant joint venture employed approximately 1,100 individuals, about 20% of whom are represented by labor unions.

Relations with Labor Unions.

        New York.    The terms of employment of our employees that are represented by labor unions and are working at our New York hotels are governed by a collective bargaining agreement. While we are not a named party to the agreement, we believe that, pursuant to federal labor law, we could be deemed employers. If we were deemed employers, we would be bound by, and liable for breaches of, the collective bargaining agreement. The term of the agreement is from July 1, 2001 through June 30, 2006, and generally incorporates by reference the industry-wide agreement between the Hotel Association of New York City, Inc., a multi-employer association composed of New York City hotel operators, and the union. The agreement governs wages, hours and terms and conditions of employment of employees at these hotels. It provides that there will be no strikes or lockouts during its term, and that all disputes arising under the agreement or concerning the relations of the parties shall be resolved through arbitration at the Office of the Impartial Chairman of the Hotel Industry. The employees of our New York bars and restaurants are represented by unions and this concessionaire is considered a joint employer. We agreed to adopt any successor agreement to the industry-wide agreement currently in place and the New York Hotel and Motel Trades Council, AFL-CIO has agreed not to strike at the expiration of that agreement.

        San Francisco.    The majority of our Clift employees that are represented by labor unions are represented by UNITE/HERE Local 2. We have agreed that we will adopt whatever industry-wide agreement is adopted between the union and a multi-employer association composed of San Francisco hotel operators. UNITE/HERE Local 2 is currently in talks with the multi-employer association over a new labor agreement. The employees of the Asia de Cuba Restaurant are members of UNITE/HERE Local 2 and this concessionaire is considered a joint employer with Clift. Accordingly, if there is any breach of our labor agreement by the concessionaire, Clift would be liable for such breach. Labor agreements with the unions representing the remaining employees at the Clift that are represented by labor unions are set to expire next year. We expect that we will renew those agreements on similar terms and conditions to those that are agreed to by the multi-employer association and UNITE/HERE Local 2.

Government Regulation

        Our businesses are subject to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our businesses are also subject to laws governing employees in our hotels in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to expand our existing properties may be dependent upon our obtaining necessary building permits or zoning variances from local authorities.

        Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been invested to ensure that our hotels comply with ADA requirements, determination that our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. We believe that we are currently in compliance in all material respects with all statutory and administrative government regulations with respect to our business.

        Our hotel properties expose us to possible environmental liabilities, including liabilities related to activities that predated our acquisition or operation of a property. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property and may be held liable to a governmental entity or to third parties for property damages and for investigation and cleanup costs incurred by such parties in connection with the contamination. Environmental liability can be incurred by a current owner or operator of a property for environmental problems or violations that occurred on a property prior to acquisition or operation. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site.

        All of our properties have been subject to environmental site assessments, or ESAs, prepared by independent third-party professionals. These ESAs were intended to evaluate the environmental conditions of these properties and included a site visit, a review of certain records and public information concerning the properties, the preparation of a written report and, in some cases, invasive sampling. We obtained the ESAs before we acquired our hotels to help us identify whether we might be responsible for cleanup costs or other environmental liabilities. The ESAs on our properties did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware. Moreover, it is possible that future laws, ordinances or regulations could impose material environmental liabilities, or that the current environmental condition of our properties could be adversely affected by third parties or by the condition of land or operations in the vicinity of our properties. We believe that we are currently in compliance with all applicable environmental regulations in all material aspects.

Trademarks

        Our trademark registrations include, without limitation, Morgans®, Agua Baby®, Agua Bath House®, Agua Home®, Blue Door®, Blue Door at Delano and Design®, Clift Hotel®, Delano®, Mondrian®, Skybar®, Skybar and Design®, Royalton®, The Royalton®, The Royalton Hotel®, Sanderson Hotel®, St. Martins® and St. Martins Lane Hotel®. The majority of these trademarks are registered in the United States. Several of these trademarks are also registered in the European Community. We are in the process of registering Morgans Hotel Group™. Asia de Cuba® is being transferred to us by an affiliate of Jeffrey Chodorow. Our trademarks are very important to the success of our business and we actively enforce, maintain and protect these marks.

Legal Proceedings

        We are subject to various claims and legal proceedings arising in the normal course of business. We are not party to any litigation or other legal proceedings that, in the opinion of our management, could have a material adverse effect on our business, operating results and financial condition.

INDUSTRY OVERVIEW

General Trends

        The U.S. hospitality industry is experiencing a pronounced recovery, with RevPAR growing at its fastest pace since 2000. Rebounding economic growth and corporate profits coupled with historically low levels of new supply generated 2004 RevPAR growth of 7.8%, which compares favorably to the past 15-year average of 2.6%.

U.S. Hospitality Industry RevPAR Performance: 1990-2005 YTD(1)
Year-on-Year Percentage Change(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
2005 figures are year to date as of June 30

        U.S. hospitality industry-wide gross operating profits as a percentage of total revenue grew at a compounded annual growth rate of 2.6%, increasing by 43.5% from 1990 to 2004. This growth reflects the downturns in the hospitality industry both in 1990 and 2001. We believe that the 4.6% growth in gross operating profit from 2003 to 2004 signifies a rebound in the industry which suggests continued growth in the near term.

U.S. Hospitality Industry Gross Operating Profit: 1990-2004(1)
As a Percentage of Revenue

Footnote:

(1)
Data provided by Smith Travel Research

        Demand for hotel rooms in the U.S. during 2004 exceeded the historical peak year of 2000 with 996 million sold, reflecting an increase of 4.4% over the prior year. With annual new supply of less than 1% a positive demand gap of 3.6% led to both increasing occupancy levels and ADR.

U.S. Hospitality Industry ADR and Occupancy Performance(1)
1987 - 2005 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
2005 figures are year to date as of June 30

        Within the broader hospitality industry, the luxury and upper upscale sectors are experiencing stronger relative RevPAR growth than the U.S. industry average.

U.S. Hospitality Industry RevPAR Growth by Chain Scale(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of June 30

  Market Overview

        Three of our four U.S. markets are among the ten fastest growing U.S. metropolitan statistical areas, or MSAs, for RevPAR growth. With an average annual increase of 11.7%, our five markets outperformed the broader U.S. national average of 7.8%. We believe their status as major gateway cities with multiple business and leisure demand generators and high barriers to entry is reflected in their strong relative outperformance.

Top 25 U.S. Metropolitan Statistical Areas by RevPAR Performance(1)
2005 YTD vs. 2004 YTD(2)

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of June 30

New York

        New York's status as the nation's financial capital and a popular year-round tourist destination makes it one of the most important hotel markets in the world. After the pronounced downturn that began in 2001, New York has rebounded with 2004 RevPAR growth of almost 20% surpassing every other major U.S. city.

New York Area Key Metrics(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$192	$205	$182	$173	$168	$186	$191
% change ADR		7.0%	(11.1)%	(5.1)%	(2.9)%	10.6%	11.2%
Occupancy	80.6%	83.2%	74.3%	73.9%	75.0%	81.0%	81.7%
% change Occupancy		3.3%	(10.7)%	(0.5)%	1.5%	7.9%	3.9%
RevPAR	$154	$171	$135	$128	$126	$150	$156
% change RevPAR		10.5%	(20.6)%	(5.6)%	(1.4)%	19.4%	15.6%
Room Demand(3)	21.6	22.8	21.0	21.2	21.8	23.6	9.7
% change Room Demand		5.5%	(7.7)%	0.8%	3.1%	8.1%	5.1%
Room Supply(3)	26.8	27.4	28.3	28.6	29.1	29.1	12.1
% change Room Supply		2.1%	3.3%	1.3%	1.6%	0.2%	0.5%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of June 30 for ADR, Occupancy, RevPAR and year to date as of May 31 for Demand and Supply

(3)
Figures in millions of room nights

        The historical performance of our New York hotels in comparison to the city average demonstrates the relative strength of these assets. For the period from 1999 to June 2005, our properties have been able to maintain comparable occupancy levels, command significantly higher ADR levels and generate RevPAR that materially exceeds the city average. For the period from 2002 to June 2005, the average annual RevPAR growth for our properties was higher than the city average by 6.5%.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our NYC portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of June 30

(5)
Includes Hudson, Morgans, and Royalton

Miami

        As the U.S. gateway to Latin America, Miami attracts significant business and tourist travel. The weak U.S. dollar has been a particular boon to the local area's tourism industry, as Miami generates more international visitors than most U.S. destinations. RevPAR grew 14.8% in 2004—a fast recovery well ahead of the national average of 7.8%.

Miami Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$109	$111	$111	$104	$107	$115	$140
% change ADR		2.5%	(0.6)%	(6.2)%	2.6%	8.2%	11.4%
Occupancy	68.9%	69.9%	64.2%	62.1%	64.4%	68.3%	76.4%
% change Occupancy		1.6%	(8.2)%	(3.3)%	3.7%	6.1%	6.4%
RevPAR	$75	$78	$71	$65	$69	$79	$107
% change RevPAR		4.1%	(8.7)%	(9.2)%	6.4%	14.8%	18.6%
Room Demand(3)	11.9	12.3	11.4	10.9	11.3	11.8	5.6
% change Room Demand		3.3%	(7.4)%	(4.3)%	3.5%	4.2%	5.4%
Room Supply(3)	17.3	17.6	17.7	17.6	17.5	17.2	7.1
% change Room Supply		1.7%	0.9%	(1.1)%	(0.2)%	(1.8)%	(1.0)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of June 30 for ADR, Occupancy, RevPAR and year to date as of May 31 for Demand and Supply

(3)
Figures in millions of room nights

        The historical performance of our Miami hotels in comparison to the city average demonstrates the strength of these assets. For the period from 1999 to June 2005, occupancy levels for Delano have been 8.1% above the city average. Both Delano and Shore Club have been able to command significantly higher ADR levels as compared to the city average and as a result our RevPAR performance has also been stronger. For the period from 2002 to June 2005, the average annual RevPAR growth for our properties has been higher than the city average by 5.9%.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our Miami portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of June 30

(5)
Includes Delano and Shore Club

(6)
Shore Club opened in 2002, making 2001 and 2002 incomparable

Los Angeles

        Los Angeles is a global, 24-hour city with a thriving tourism industry. It has concentrations in many other industries, such as trade, entertainment, and business services, that create a stable economy supporting long-term growth. As such, the Los Angeles economy recovered faster than average out of the 2000/2001 national recession.

Los Angeles Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$89	$94	$93	$92	$90	$96	$102
% change ADR		5.7%	(0.8)%	(1.8)%	(1.4)%	6.5%	6.9%
Occupancy	68.5%	72.3%	66.9%	65.6%	67.5%	71.7%	74.7%
% change Occupancy		5.5%	(7.4)%	(2.0)%	2.9%	6.3%	4.2%
RevPAR	$61	$68	$62	$60	$61	$69	$76
% change RevPAR		11.6%	(8.2)%	(3.7)%	1.5%	13.2%	11.4%
Room Demand(3)	23.4	24.7	23.1	23.0	23.8	25.2	10.7
% change Room Demand		5.7%	(6.6)%	(0.3)%	3.6%	5.7%	3.0%
Room Supply(3)	34.1	34.2	34.5	35.1	35.3	35.1	14.5
% change Room Supply		0.1%	0.9%	1.7%	0.7%	(0.6)%	(0.7)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Figures are year to date as of June 30 for ADR, Occupancy, RevPAR and year to date as of May 31 for Demand and Supply

(3)
Figures in millions of room nights

        The historical performance of Mondrian in comparison to the city average demonstrates the strength of this asset. Mondrian has been able to command significantly higher ADR levels as compared to the city while maintaining comparable occupancy levels, resulting in stronger RevPAR performance. For the period from 2002 to June 2005, the average annual RevPAR growth has been higher than the city average by 5.6%.

RevPAR Performance(1)(2)(3)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Percentages indicate percentage change from previous year

(3)
2005 figures are year to date as of June 30

San Francisco

        General economic and hospitality industry conditions in San Francisco are witnessing a significant rebound after a pronounced downturn that began in 2001. As a business center of the Western United States, and the home of multiple tourist attractions, San Francisco experienced strengthened tourist and business travel in 2004 as the economic recovery accelerated; occupancy rates increased over eight percent to 68%.

San Francisco Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR	$135	$150	$143	$124	$117	$118	$123
% change ADR		11.3%	(4.7)%	(13.7)%	(5.5)%	1.1%	3.3%
Occupancy	77.0%	80.6%	64.9%	61.1%	62.8%	68.0%	67.6%
% change Occupancy		4.6%	(19.5)%	(5.7)%	2.8%	8.2%	3.2%
RevPAR	$104	$121	$93	$76	$73	$80	$83
% change RevPAR		16.4%	(23.3)%	(18.7)%	(2.8)%	9.4%	6.5%
Room Demand(3)	13.3	14.3	11.8	11.4	11.8	12.8	5.0
% change Room Demand		7.4%	(17.6)%	(3.2)%	3.4%	8.2%	2.0%
Room Supply(3)	17.3	17.7	18.2	18.7	18.8	18.8	7.7
% change Room Supply		2.7%	2.4%	2.7%	0.6%	0.0%	(1.2)%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Data is year to date as of June 30 for ADR, Occupancy, RevPAR and year to date as of May 31 for Demand and Supply

(3)
Figures in millions of room nights

        The historical performance of Clift in comparison to the city average demonstrates the strength of this asset. The hotel has been able to command significantly higher ADR levels as compared to the city average and as a result its RevPAR performance has also been stronger. For the period from 2002 to June 2005, the average annual RevPAR growth has been higher than the city average by 7.9%. While Clift's RevPAR suffered a dramatic decline in 2001 due to the severe economic downturn in the city, it recovered more quickly than the market as a whole and year-on-year RevPAR growth has been robust since 2002.

RevPAR Performance(1)(2)(3)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Percentages indicate percentage change from previous year

(3)
2005 figures are year to date as of June 30

London

        London is both a leading international tourist destination and world financial center. Overall travel to London is experiencing increased growth after sharp decreases following September 11, 2001. The BAA's U.K. airports handled 140.1 million passengers during calendar year 2004, an all-time high and an increase of 6.9% over 2003. In-bound tourism also achieved a record high of 26.3 million visitors, reflecting an increase of 6.6% over 2003 according to Visit Britain. The increased number of visitors to London has driven growth in occupancy, ADR and RevPAR levels, which grew by 11.2% in 2004 to £74.50. The 2004 Deloitte Hotel Benchmark Global Performance Review ranked London's hotel industry fourth globally (outside the U.S.) due to this strong RevPAR performance.

        The London hospitality market has experienced slower growth in 2005 due in part to the strength of the British pound against the U.S. dollar, and most recently to the terrorist attacks of July 7 and July 21, 2005. However, restrictive zoning laws and high construction costs limit competing new supply to prime hotel locations and we believe that this, coupled with London's well-balanced international guest mix and strong inherent business economy, will ensure that it remains one of Europe's strongest markets.

London Area Key Metric Trends(1)

	1999	2000	2001	2002	2003	2004	2005(2)
ADR(3)	£105	£110	£104	£95	£93	£98	£103
% change ADR		4.5%	(5.2)%	(9.1)%	(2.4)%	5.9%	5.0%
Occupancy	79.9%	80.7%	73.1%	74.0%	72.3%	75.9%	75.4%
% change Occupancy		1.0%	(9.5)%	1.3%	(2.3)%	5.1%	1.7%
RevPAR(3)	£84	£89	£76	£70	£67	£74	£78
% change RevPAR		5.5%	(14.2)%	(8.0)%	(4.7)%	11.2%	6.8%

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Data is year to date as of June 30

(3)
Data in British pounds

        Our London properties have been able to command significantly higher ADR levels as compared to the city average and as a result our RevPAR performance has also been marginally stronger. For the St. Martins Lane and Sanderson, the average annual RevPAR growth for the period from 2002 to June 2005 has been higher than the city average by 0.4%.

RevPAR Performance(1)(2)(3)(4)
2002 - 2005 YTD

Footnotes:

(1)
Data provided by Smith Travel Research

(2)
Our London portfolio calculated as a weighted average based on total number of rooms

(3)
Percentages indicate percentage change from previous year

(4)
2005 figures are year to date as of June 30

(5)
Includes Sanderson and St. Martins Lane

MORTGAGE AND OTHER INDEBTEDNESS OUTSTANDING AFTER THIS OFFERING

        As of June 30, 2005 without giving effect to the proceeds of this offering, our material mortgage borrowings are as follows:

  •
  A $366.3 million first mortgage note and a $107.5 million first mortgage note, which bear interest at LIBOR (3.3% and 2.3% at June 30, 2005 and December 31, 2004, respectively) plus a weighted average spread of 236 basis points. The notes are scheduled to mature on July 9, 2007. Each note provides us with three options to extend the term for a period of twelve months, provided that certain conditions are met with respect to the exercise of the options. The notes may not be prepaid, in whole or in part, except under certain conditions as set forth in the related security instrument.

  The notes contain certain covenants including debt service coverage requirements. We are required to fund reserve accounts to cover monthly debt service payments. We are also required to fund reserves for property, sales and occupancy taxes, insurance premiums, capital expenditures and the operation and maintenance of our hotels. Reserves are deposited into restricted cash accounts and are released as certain conditions are met. Our subsidiary borrowers are not permitted to have any liabilities other than certain ordinary trade payables, purchase money indebtedness and capital lease obligations. Furthermore, our subsidiary borrowers are not permitted to incur additional mortgage debt or partnership interest debt without complying with various covenants or obtaining the prior written approval of the lender. In addition, we are not permitted to transfer more than 49% of the interest in our subsidiary borrowers without the prior written consent of the lender.

  The mortgage notes are secured by interests in Morgans, Royalton, Hudson, Delano and Mondrian.

  •
  $106.2 million of mezzanine loans (the "mezzanine loans"), which bear interest at LIBOR plus a weighted average spread of 914 basis points. The mezzanine loans are scheduled to mature on July 9, 2007. Each loan provides us with three options to extend the term of the loan for a period of twelve months, provided that certain conditions are met with respect to the exercise of the options. The mezzanine loans may not be prepaid during the first year except under certain conditions as set forth in the related security instrument.

  The mezzanine loans are secured by the equity interests in the entities that own Morgans, Royalton, Hudson, Delano and Mondrian.

  •
  In October 2004, when Clift emerged from bankruptcy, we sold the hotel for $71 million and then leased it back for a 99-year lease term. Due to our continued involvement, this transaction is treated as a financing. Under the 99-year lease, our wholly-owned subsidiary, Clift Holdings LLC, is required to fund operating shortfalls, including the lease payments, and to fund all capital expenditures. The annual lease payments, which are payable in monthly installments, are as follows:

  •
  $2.8 million for the first two years following the commencement of the lease,

  •
  $6 million for the third through tenth year following the commencement of the lease, and

  •
  an amount that is reset every five years for the remainder of the lease term based on the percentage change in the consumer price index, subject, however, to certain maximum and minimum limitations on the amount of increase.

  •
  £90.3 million loan to I.S. London, a wholly-owned subsidiary of our joint venture vehicle, I.S. Europe Limited. The debt bears interest at approximately 8.0% per year and matures in November 2007. The loan contains certain covenants including debt service coverage requirements. The subsidiary borrower is not permitted to have any liabilities other than certain ordinary trade payables, purchase money indebtedness and capital lease obligations and is not permitted to incur additional debt other than unsecured debt without obtaining the prior written approval of the lender. I.S. London is in violation of certain loan covenants and received a waiver from the lender through March 31, 2005. Although the waiver expired in March 2005, the lender has not taken any action to accelerate the indebtedness. In September 2005, I.S. London signed a term sheet for £109.4 million to refinance the existing debt. However, there can be no certainty as to the outcome of the proposed refinancing and the existing lender could demand immediate repayment of the loan. As a result of this violation, the loan currently bears an extra 2% interest as a penalty.

        We also expect to enter into a revolving credit facility in connection with this offering. The facility will provide for borrowings of up to $             million at any one time outstanding, and will be undrawn at closing.

MANAGEMENT

Directors and Executive Officers

        Upon completion of the offering, our board of directors will consist of 7 members. In accordance with the independence requirements of Rule 10A-3(b) under the Exchange Act and New York Stock Exchange Rule 303A, we intend that a majority of our directors will be independent within one year after the consummation of this offering.

        The following table sets forth in formation concerning the individuals who will be our directors and executive officers upon the consummation of the offering. Ages are as of September 30, 2005.

Name	Age	Position
David T. Hamamoto	45	Chairman
W. Edward Scheetz	40	Chief Executive Officer and Director
Marc Gordon	41	Chief Investment Officer and Executive Vice President of Capital Markets
Richard Szymanski	48	Chief Financial Officer
Edwin L. Knetzger, III	44	Director and Chairman of the Audit Committee

        The following is a biographical summary of the experience of our directors and executive officers:

        David T. Hamamoto is the Chairman of our Board of Directors. In 1997, Mr. Hamamoto co-founded NorthStar Capital with W. Edward Scheetz and currently is the Co-Chairman of its Board of Directors and its Co-Chief Executive Officer. Prior to that time, Mr. Hamamoto was a partner, co-head and co-founder of the Real Estate Principal Investment Area at Goldman, Sachs & Co. Additionally, Mr. Hamamoto serves on the boards of NorthStar Capital Investment Corp., NorthStar Realty Finance Corp., Koll Development and MDLinx. Mr. Hamamoto is also the President and Chief Executive Officer of NorthStar Realty Finance Corp., a NYSE-listed commercial real estate company. Mr. Hamamoto received a Bachelor of Science degree from Stanford University and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

        W. Edward Scheetz is our Chief Executive Officer and one of our Directors. In July 1997, Mr. Scheetz co-founded NorthStar Capital with David T. Hamamoto, and currently is the Co-Chairman of its Board of Directors and its Co-Chief Executive Officer. Mr. Scheetz also serves on the boards of NorthStar Capital Investment Corp., NorthStar Realty Finance Corp., 401Kexchange.com and tutor.com and serves on the Investment Committee of NS Advisors. Prior to founding NorthStar Capital, Mr. Scheetz was a partner at Apollo Real Estate Advisors from 1993 to 1997, where he was responsible for the investment activities of Apollo Real Estate Investment Fund I and II. Mr. Scheetz received an A.B. in economics from Princeton University.

        Marc Gordon is our Chief Investment Officer and Executive Vice President of Capital Markets. Mr. Gordon also serves as a Vice President of NorthStar Capital Investment Corp. At NorthStar, Mr. Gordon is responsible for the origination, structuring and negotiation of investment and financing transactions as well as the raising of capital for NorthStar's investment activities. Mr. Gordon joined NorthStar in October 1997. Prior to joining NorthStar, Mr. Gordon was a Vice President in the Real Estate Investment Banking Group at Merrill Lynch & Co., where he executed corporate finance transactions for public and private real estate ownership companies, including REITs, real estate service companies, and hospitality companies. Mr. Gordon graduated from Dartmouth College with an A.B. in economics and also holds a J.D. from the UCLA School of Law.

        Richard Szymanski is our Chief Financial Officer. Before joining us in 2005, Mr. Szymanski was the Senior Vice President and Chief Financial Officer of Prime Hospitality LLC. From 2003 to 2004, Mr. Szymanski was the Senior Vice President and Chief Financial Officer of Prime Hospitality Corp. From 1998 to 2003, Mr. Szymanski was the Vice President of Finance to Prime Hospitality Corp. In these positions, Mr. Szymanski was responsible for overseeing the accounting department, budget and planning, internal audits and cash management. Mr. Szymanski received a Bachelor of Science degree in accounting from Rutgers University.

        Edwin L. Knetzger, III is the Chairman of our Audit Committee and one of our Directors. Mr. Knetzger is one of the co-founders and is the current Vice Chairman of Greenwich Capital Markets, Inc., a leading fixed income institutional investor, where he previously served at various times as President, Chief Executive Officer and Chairman from 1981 to 2003. Prior to joining Greenwich Capital Markets, Inc., Mr. Knetzger was employed by Kidder Peabody & Company where he served as Co-Manager and Head Trader of the Government Bond Trading Department from 1975 to 1980. Additionally, Mr. Knetzger serves on the boards of Paul Newman's The Hole In The Wall Gang Camp and The Hole In The Wall Gang Association, which are non-profit organizations for children and families afflicted by cancer and serious blood diseases. Mr. Knetzger received a Bachelor of Arts and a Master of Business Administration from University of Virginia.

Other Significant Professionals

        The following is a biographical summary of the experience of our other significant professionals:

        Niels Sherry is our Executive Vice President of Operations. Mr. Sherry joined us in 1999 as the General Manager of St. Martins Lane. From 2001 until 2004, Mr. Sherry was the Regional Vice President London, overseeing both St. Martins Lane and Sanderson. Prior to joining us in 1999, Mr. Sherry held positions as hotel manager, rooms division and manager of the front desk during his employment with Starwood Hotels, St. Andrews Old Course Hotel and with The Savoy. Mr. Sherry graduated in Hotel Administration from the Westminster Hotel School, London.

        David Weidlich is our Executive Vice President of Asset Management. From 2000 to 2004, Mr. Weidlich was our Regional Vice President and General Manager—West Coast, based at Mondrian. From 1998 to 2000, Mr. Weidlich was the General Manager of Mondrian. Prior to joining us in 1997, Mr. Weidlich was the Executive Director of the Rooms Division at The Plaza Hotel in New York City. Mr. Weidlich received a Bachelor of Science degree from University of Nevada, Las Vegas' School of Hotel Administration.

        Sherry Harris is our Chief Human Resources Officer. Ms. Harris joined us in 2001 as Chief Human Resources Director. Before joining us, Ms. Harris worked with Montgomery Ward from 1999 to 2001 as Senior Vice President of Human Resources, and with Estee Lauder from 1993 to 1999 as Senior Vice President of Human Resources & Business Planning. In those positions Ms. Harris oversaw human resources, training and brand management.

        T. Blake Danner is our Senior Vice President of Sales. Mr. Danner joined us in 1998 and since that time has served as Director of Sales and Marketing at the St. Moritz, the Regional Director of New York Sales and Marketing, and the Corporate Vice President of Sales and Marketing. Prior to joining us, Mr. Danner was with Regal Hotels International (currently known as Millennium Copethorne) for 14 years, where he last served as the Senior Corporate Director, sales and marketing. Mr. Danner holds a Bachelor of Science degree from Oklahoma State University.

        M. Thomas Buoy is our Vice President of Distribution and Revenue Management. Mr. Buoy joined us in 1999. Prior to joining us, Mr. Buoy was a Manager in Ernst & Young, LLP's Hospitality Services Group where he managed various Hospitality and Healthcare related engagements. Mr. Buoy also served as Chairman of the International Quality & Productivity Center's 2002 Revenue Management for the Hospitality Industry National Conference. Mr. Buoy received a Bachelor of Science and received a Masters of Management from Cornell University.

        Michael Davis is our Director of E-Commerce. Mr. Davis joined us in 2002 as a consultant. From 2000 to 2001, Mr. Davis served as Co-Founder and Chief Creative Officer of Tablet Inc. and TabletBookings, internet businesses focused on the hospitality industry. From 1997 to 2000, Mr. Davis was the General

Manager and Creative Director and Designer for Razorfish. Mr. Davis is a founding member of the HSMAI Advisory Board, which sets internet standards for the hotel industry. Mr. Davis is a graduate of UCLA and an alumnus of Art Center College of Design in Pasadena.

        David Freiberger is our Director of Brand Integrity. Mr. Freiberger joined us in 1989 in the housekeeping department and has been involved in the opening of all our hotels except Morgans, working in both housekeeping and front office. Currently, Mr. Freiberger's responsibilities include maintaining our brands as well as the integrity of their design. Mr. Freiberger received a Bachelor of Science from New York University.

        Kim Walker is our Director of Creative Development. Ms. Walker joined us in 1991 and her responsibilities include the strategy, planning and management of all marketing and hotel collateral, promotional material, advertising, and uniform programs for all our properties. Ms. Walker received a Bachelor of Science from Boston University.

Board Committees

        Upon completion of the offering, our board of directors will appoint an Audit Committee, Compensation Committee and a Nominating and Corporate Governance Committee, and will adopt charters for each of these committees. We plan to appoint one independent director to each of our committees upon completion of this offering. In accordance with the requirements of Rule 303A, we plan to nominate new independent members to each of these committees so that they are comprised of a majority of independent directors within 90 days after, and entirely of independent directors within one year after, the consummation of this offering.

Audit Committee

        Upon completion of this offering, we will have an Audit Committee, which will initially consist of Mr. Knetzger. The committee will be responsible for, among other things, (i) overseeing management's maintenance of the reliability and integrity of our financial reporting and disclosure practices, (ii) overseeing management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning, (iii) overseeing management's establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy, (iv) reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings and (v) reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants. Mr. Knetzger, an independent director, will chair our audit committee and serve as our audit committee financial expert as that term is defined by the SEC. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

        Upon completion of this offering, we will have a Compensation Committee that will be responsible for, among other things, (i) reviewing key employee compensation policies, plans and programs, (ii) monitoring performance and compensation of our employee-directors, officers and other key employees, (iii) administering our incentive compensation plans and programs and (iv) preparing recommendations and periodic reports to the board of directors concerning these matters. The committee, which will initially consist of Messrs.            , will also produce an annual report on executive compensation for inclusion in our annual meeting proxy statement and publish an annual committee report for our stockholders.

Nominating and Corporate Governance Committee

        Upon completion of this offering, we will have a Nominating and Corporate Committee that will be responsible for, among other things, (i) seeking, considering and recommending to the board qualified candidates for election as directors and to fill any vacancies on the board, (ii) recommending a slate of nominees for election as directors at the annual meeting, (iii) preparing and submitting to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board and (iv) considering and recommending to the board other actions relating to our corporate governance. The committee, which will initially consist of Messrs.            , will also annually recommend to the board nominees for each committee of the board and facilitate the assessment of the board of directors' performance as a whole and of the individual directors.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Code of Ethics

        We have adopted a code of corporate ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Director Compensation

        The Chairman of our board of directors will be paid a fee of $            per year. Each of our independent directors who does not serve as the chairman of one of our committees will be paid a director's fee of $            per year. Each director who serves as a committee chairman, other than our audit committee chairman, will be paid a director's fee of $            . The director who serves as our audit committee chairman will be paid a director's fee of $            . Each director, other than our Chairman, will also be paid $            per board or committee meeting attended (or $            per telephonic meeting), except that committee chairpersons will be paid $            per committee meeting attended. Directors who are officers or employees will receive no additional compensation as directors. In addition, we will reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on the board of directors.

Executive Compensation

        The following table sets forth the compensation expected to be earned in 2005 on an annualized basis by our Chief Executive Officer and our two other executive officers, who are collectively referred to as the "named executive officers".

Summary Compensation Table
Annual Compensation
Name and principal position
	Salary	All Other Compensation
W. Edward Scheetz Chief Executive Officer	$	$
Marc Gordon Chief Investment Officer and Executive Vice President of Capital Markets	$	$
Richard Szymanski Chief Financial Officer	$	$

Employment Agreements

        We plan to enter into employment agreements with each of the named executive officers. The terms of these employment agreements have not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation and Structuring Transactions

        In connection with the Formation and Structuring Transactions, Morgans Group LLC, the entity through which we own our hotel properties, has agreed to issue a total of            membership units that are exchangeable for shares of our common stock. Assuming that the initial public offering price of our shares of common stock is the mid-point of the range of prices indicated on the front cover of this prospectus, these membership units will be allocated as follows:

  •
  membership units will be issued to us in exchange for the contribution of the net proceeds of this offering;

  •
  approximately            membership units (with a value of approximately $            at the mid-point of the offering range) will be received by us on a one-for-one basis in consideration for our exchange of shares of our common stock for NorthStar Partnership, L.P.'s interest in Morgans Group LLC;

  •
  approximately            membership units (with a value of approximately $            at the mid-point of the offering price range) will be received by us on a one-for-one basis in consideration for our exchange of shares of our common stock for RSA Associates, L.P.'s interest in Morgans Group LLC; and

  •
  membership units (with a value of $            at the mid-point of the offering price range) will be issued to Morgans Hotel Group LLC for the contribution of Morgans Hotel Group Management LLC.

        As a result of the above transactions, we will hold a    % managing membership interest in Morgans Group LLC or, if the underwriters fully exercise their option to purchase additional shares, a    % managing membership interest.

        Material benefits to be received in connection with the Formation and Structuring Transactions include:

  •
  NorthStar Partnership, L.P. will receive a total of approximately            membership units, which it will exchange for approximately            shares of our common stock (with a value of approximately $            at the mid-point of the offering price range), which will be more liquid than its current indirect interest in Morgans Hotel Group LLC;

  •
  RSA Associates, L.P. will receive a total of approximately            membership units, which it will exchange for approximately            shares of our common stock (with a value of approximately $            at the mid-point of the offering price range), which will be more liquid than its current interest in Morgans Hotel Group LLC;

  •
  Morgans Hotel Group LLC will receive a total of approximately            membership units (with a value of $            at the mid-point of the offering price range), which will be more liquid than its current interest in Morgans Hotel Group LLC;

  •
  Out of the proceeds of the offering, Morgans Group LLC is expected to repay approximately $            of debt assumed from Morgans Hotel Group LLC, and guaranteed by Morgans Hotel Group LLC following that assumption; and

  •
  We will own a    % managing membership interest in Morgans Group LLC, or if the underwriters fully exercise their option to purchase additional shares, a     % managing membership interest.

        Before the initial filing of the registration statement of which this prospectus forms a part, each of the parties to the Formation and Structuring Transactions irrevocably committed to these transactions. None of the parties has the right to change their investment decisions.

        We have not obtained any third-party appraisals of the properties that will be contributed to us in the Formation and Structuring Transactions or any other independent third-party valuations or fairness opinions. As a result, the consideration given by us in the Formation and Structuring Transactions may exceed the fair market value of those properties. The value of the membership units and shares will ultimately depend on the initial public offering price of our common stock. Specifically, if the initial public offering price is greater than the mid-point of our estimated range indicated on the cover of this prospectus, then the value of the membership units and shares we will issue will be correspondingly greater, and in excess of the values we attributed to the properties.

        The initial public offering price of our common stock will be determined in consultation with the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our hotel properties.

Debt Guarantees

        As part of the Formation and Structuring Transactions, Morgans Hotel Group LLC will provide a guarantee of approximately $             million of indebtedness of Morgans Group LLC. David T. Hamamoto, our Chairman, will agree to reimburse Morgans Hotel Group LLC for up to $             million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee, W. Edward Scheetz, our Chief Executive Officer and President, will agree to reimburse Morgans Hotel Group LLC for up to $             million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee and Ian Schrager, the shareholder of the general partner of RSA Associates, L.P., will agree to reimburse Morgans Hotel Group LLC for up to $             million of any amount that Morgans Hotel Group LLC is required to pay under its guarantee. The guarantee by Morgans Hotel Group LLC and these reimbursement obligations will remain in place following this offering and are being provided so that the providers of the reimbursement obligations will not recognize taxable capital gains in connection with the Formation and Structuring Transactions in the amount that each has agreed to reimburse. The reimbursement obligations will be for a fixed term and be renewable at the option of each provider.

Registration Rights

RSA Associates, L.P.

        Demand Registration.    Beginning on the six-month anniversary of this offering, RSA Associates, L.P. will have certain rights, subject to certain limitations, to request that we register shares of our common stock owned by it; provided that the number of shares included in such a demand registration would yield gross proceeds to RSA Associates, L.P. of at least $25,000,000. If the value of our shares held by RSA Associates, L.P. is less than $25,000,000, the request for registration must be for all of the shares held by RSA Associates, L.P. Upon such request, we will be required to use our reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter. Subject to certain conditions, we may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on our good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that we determine would not be in our best interests to disclose at such time.

        Piggy-back Registration.    Beginning on the six-month anniversary of this offering, whenever we propose to register any shares of our common stock (other than on a Form S-8 or Form S-4), RSA Associates, L.P. will have the right to include its shares of our common stock on the registration statement.

        Shelf Registration.    After we become eligible to file a registration statement on Form S-3, RSA Associates, L.P. will be entitled to request that we file and maintain a shelf registration statement for the resale of all or any portion of shares owned by them, subject to certain limitations. Upon such request, we will be required to use our reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

        Expenses.    In connection with any demand or shelf registration, any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing RSA Associates, L.P. in excess of the amount specified below shall be borne by RSA Associates, L.P. All other expenses of such registration, including applicable federal and state filing fees and up to $15,000 of fees and disbursements of counsel to RSA Associates, L.P., shall be borne by us.

NorthStar Partnership, L.P.

        Demand Registration.    Beginning on the six-month anniversary of this offering, NorthStar Partnership, L.P. will have certain rights, subject to certain limitations, to request that we register shares of our common stock owned by it; provided that the number of shares included in such a demand registration would yield gross proceeds to NorthStar Partnership, L.P. of at least $25,000,000. If the value of our shares held by NorthStar Partnership, L.P. is less than $25,000,000, a request for registration must be for all of the shares held by NorthStar Partnership, L.P. Upon such request, we will be required to use our reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter. Subject to certain conditions, we may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on our good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that we had determined would not be in our best interests to disclose at such time.

        Piggy-back Registration.    Beginning on the six-month anniversary of this offering, whenever we propose to register any shares of our common stock (other than on a Form S-8 or Form S-4), NorthStar Partnership, L.P. will have the right to include its shares of our common stock on the registration statement.

        Shelf Registration.    After we become eligible to file a registration statement on Form S-3, NorthStar Partnership, L.P. will be entitled to request that we file and maintain a shelf registration statement for the resale of all or any portion of shares owned by them, subject to certain limitations. Upon such request, we will be required to use our reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

        Transfer of Registration Rights.    To the extent NorthStar Partnership, L.P. distributes shares of our common stock to its members, investors or beneficial owners, those distributees will obtain the benefits of NorthStar Partnership L.P.'s registration rights.

Agreements with Ian Schrager

        Consulting Agreement.    We are party to a consulting agreement with Ian Schrager under which he acts as a consultant to us on a non-exclusive basis through December 31, 2007. We are permitted to terminate the consulting agreement for any reason in our sole and absolute discretion.

        Pursuant to that agreement, we may ask Ian Schrager to oversee certain specific projects at our hotel properties, such as renovations, marketing, public relations and other special events. We would retain no control over the manner, means, details and methods used by Ian Schrager in performing those projects.

        We have agreed to pay Ian Schrager a minimum base compensation per year of $1,067,240 for calendar year 2005, $750,000 for calendar year 2006 and $500,000 for calendar year 2007, as well as an annual bonus based on our performance, for each of calendar years 2005, 2006 and 2007. The base compensation, estimated bonus and other benefits and expense reimbursements for 2005 are due regardless of any prior termination of the agreement. In addition, subject to certain limitations, Ian Schrager will be entitled to reimbursement from us for business, entertaining and reasonable and customary business travel expenses that he incurs on our behalf, as well as to certain other benefits including support services, fixed payments per year ($500,000 for 2005 and $250,000 for 2006) for use of a private aircraft regardless of actual usage, exclusive use of an automobile leased by us, a full-time driver, a full-time secretary, complimentary rooms at any of our hotel properties (whether owned or managed) for him, his immediate family members and any other person whom he believes could advance or further our objectives, and participation in our medical insurance programs.

        Pursuant to the agreement, we have also agreed to indemnify Ian Schrager for any claims made against him in connection with any future condominium conversions of any of our existing properties.

        Services Agreement.    We are also party to a services agreement with Ian Schrager in connection with the use of certain of each other's employees for a transitional period. The transitional period ends on December 31, 2005 and may be extended by either party to June 30, 2006. During the transitional period, Ian Schrager will be able to use certain of the existing design and development personnel currently employed by us for the performance of work in connection with Ian Schrager's other businesses in a manner consistent with past practice, and those employees' time and attention will be allocated between Ian Schrager's businesses and our business in the exact proportion as they were prior to June 24, 2005 (the effective date of the services agreement). We will reimburse Ian Schrager for 50% of the costs that he incurs for those employees who accept or have accepted employment with him during the term of this agreement. Ian Schrager will in turn reimburse us for 50% of the costs that we incur for those employees whose time and attention is allocated between Ian Schrager's business and our business. In each instance, these costs include a reasonable allocation of corporate overhead, rent and other similar costs relating to such employees.

        Option Agreement.    RSA Associates, L.P., of which RSA GP Corp., is the general partner, has an option to purchase up to approximately an additional 5% ownership interest in Morgans Hotel Group LLC at the time of completion of our initial public offering. Morgans Hotel Group LLC provided RSA Associates, L.P. with notice of our proposed initial public offering transaction and RSA Associates, L.P. notified Morgans Hotel Group LLC that it will not exercise its option. Instead, and in accordance with the terms of the Option Agreement, RSA Associates, L.P. will receive a cash "put" payment from Morgans Hotel Group LLC on the closing date of this offering.

Joint Venture Agreements

        Chodorow Joint Venture.    Morgans Hotel Group LLC and Chodorow Ventures LLC are parties to a joint venture agreement in which the two parties agreed, through the establishment of limited liability companies or partnerships, to jointly own, operate and/or manage on a 50/50 basis restaurants and bars, in-room dining, banquet catering and other food and beverage operations in select hotel properties designated by Morgans Hotel Group LLC. The rights and obligations of Morgans Hotel Group LLC under the joint venture agreements are being transferred to us in connection with the Formation and Structuring Transactions.

        Entities formed under this joint venture arrangement operate the restaurants in Morgans, Hudson, Delano, Mondrian, Clift, St. Martins Lane and Sanderson as well as the bars in Delano, St. Martins Lane and Sanderson.

        Chodorow Ventures LLC, or an affiliate, typically receives a management fee equal to three percent of the gross receipts of each joint venture operation. The management fee is generally only paid to the extent the specific joint venture operation in question produces a positive net cash flow (after the payment of all operating expenses, reserves and rent). Any management fee not paid accrues and is paid out of the next available positive net cash flow period from that joint venture operation. However, at Hudson and Clift, we are responsible for 100% of any losses and guarantee the management fee.

        The joint venture entity typically enters into a lease, or other similar agreement where necessary to comply with applicable liquor laws, with the entity that owns the relevant hotel on market terms. The rent is the greater of (a) a negotiated market base rent or fee, and (b) a percentage that is typically seven or eight percent of the gross receipts of the joint venture operation, as such percentage may be adjusted to reflect relevant market conditions.

        The terms of each joint venture operation are substantially the same but include such modifications we believed necessary to reflect differences in circumstances among the various venture operations. Therefore, each lease or related agreement sets out the specific rent or fee arrangements and the specific obligations of the joint venture entity and the hotel-owning entity, respectively.

        Each joint venture agreement typically requires both parties to agree on specified major decisions including, but not limited to:

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  approving the budget;

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  incurring any obligations not provided for in an approved budget; and

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  approving plans relating to the build-out or construction of improvements at any restaurant to be operated by the joint venture entity.

        In the event the parties cannot agree on any such decision, either party has the right to buy out the other party's interests in the joint venture at a pre-determined price based on an EBITDA multiple for each of the joint venture operations.

        Burford Hotels Limited Joint Venture.    We have a joint venture relationship with Burford Hotels Limited, a private limited liability company incorporated in England and Wales, through which we own our properties in London. We both own a 50% equity interest in I.S. Europe Limited, which we established for the purpose, directly or through one or more subsidiaries, of carrying on the business of acquiring, developing and managing hotels in Europe.

        We have equal representation with Burford Hotels Limited on the Board of Directors of our joint venture. In the event the parties cannot agree on certain specified major decisions, such as approving the hotel budgets and the entering into of any new joint venture or partnership, either party has the right to buy all the shares in the joint venture of the other party or, if its offer is rejected, require the other party to buy all of its shares at the same offered price per share.

        Subject to the limited exceptions detailed below, for so long as we own an interest in the joint venture, we are not permitted to deal with any entity in Europe that engages in any business which competes with the joint venture in the acquisition, development, ownership or operation of hotels in Europe.

        We may acquire, develop, own and operate one or more hotels in any city in Europe if:

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  our joint venture does not then own or operate a hotel in such city and is not developing any property as a hotel in such city;

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  our joint venture has been presented on at least two prior occasions with the opportunity to acquire a hotel or a property for development as a hotel in such a city, we have favored the acquisition and/or development of at least two of such hotels or properties by the joint venture and the joint venture has nonetheless elected not to acquire such hotels or properties; and

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  the hotel we acquire in such European city has been offered to the joint venture and we approved its acquisition by the joint venture.

        If the joint venture acquires a hotel property in such a European city after we have acquired a hotel in that same city, we shall be prohibited from acquiring any additional hotels (or properties for development as hotels) in such a city.

        The above restrictions do not apply to completely passive investments, such as interests in real property that are limited to the mere receipt of income and would not involve us at any level in the development, management or operation of such property.

Ownership and Management of Shore Club

        We own a 6.8% interest in Philips South Beach, LLC, the entity that owns Shore Club. We also manage Shore Club under a hotel management agreement with Philips South Beach, LLC. Subject to certain limitations, we have been granted complete and full control and discretion in the operation, direction, management and supervision of Shore Club through 2022 and, subject to the early termination provisions described below, are entitled to the compensation described below through such period.

        The owner of Shore Club is required to fund all items in the annual budget for the hotel and to pay all reasonable costs and expenses for items necessary to the operation and management of the hotel.

        We are reimbursed by the owner of the hotel out of gross revenues of the hotel for our reasonable costs and expenses, which include out-of-pocket expenses, certain extraordinary types of expense for projects which involve a substantial time commitment on the part of our employees and which are not already covered by the annual budget, and the hotel's pro rata share of our expenses for benefits and services provided by us to all the hotels we own and manage (such as sales promotion services), which we refer to as allocable chain expenses.

        In addition to these reimbursements, we receive an annual fee of 4.5% of gross revenues of the hotel and are entitled to an incentive fee based on the performance of the hotel. As of June 30, 2005, we have not earned any incentive fees since the inception of the management agreement.

        In addition to customary termination provisions, the owner may terminate the hotel management agreement if the hotel fails to generate net operating profits in each of three consecutive calendar years equal to or greater than 85% of the projected net operating profit for that year or if the relative occupancy of the hotel for any calendar year shall be less than 80% of Delano's occupancy for that year.

NorthStar Hospitality LLC Preferred Equity Interest in Clift

        In connection with this offering, we intend to contribute $             million to our wholly-owned subsidiary, Clift Holdings, LLC, the entity through which we lease Clift. Clift Holdings, LLC will in turn redeem the preferred equity in its capital structure that is currently held by NorthStar Hospitality LLC, a wholly-owned subsidiary of NorthStar Partnership, L.P.

        In July 2002, NorthStar Hospitality LLC made a contribution of $6.125 million to the capital structure of Clift Holdings LLC. The contribution entitled NorthStar Hospitality LLC to a 0.1% membership interest in Clift Holdings, LLC, with the remaining 99.9% membership interest being held by our predecessor, as managing member. The limited liability company agreement required Clift Holdings, LLC to, among other things, make monthly payments of interest ("preferred return") on NorthStar Hospitality's equity contribution.

        In October 2004, in connection with the sale and leaseback transaction involving Clift, the limited liability company agreement was amended to, among other things, extend the original redemption date for the preferred equity to October 2006, with an option to further extend it until October 2007 if certain conditions were met. Upon redemption, NorthStar Hospitality LLC will be entitled to (i) its equity contribution less any distributions received from Clift Holdings, (ii) any and all accrued and unpaid preferred return, (iii) an amount sufficient to yield it an internal rate of return (as defined in the limited liability company agreement) of 25.27% and (iv) an equity participation equal to 25% of the aggregate amount that would be distributed to the members of Clift Holdings LLC if the entire interest of Clift Holdings LLC in Clift was sold for its fair market value.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of                        , 2005, certain information regarding the beneficial ownership information of our common stock by:

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  each person known to us to be the beneficial owner of more than 5% of our common stock;

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  each named executive officer;

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  each of our directors; and

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  all of our executive officers and directors as a group.

        Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. We have based our calculations of the percentage of beneficial ownership on            shares of common stock outstanding on                        , 2005, and            shares of common stock outstanding upon completion of this offering.

        Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Morgans Hotel Group Co., 475 Tenth Avenue, New York, New York 10018.

Beneficial Ownership After Offering
		Assuming the Underwriters' Over-allotment Option is Not Exercised		Assuming the Underwriters' Over-allotment Option is Exercised in Full
Percent Beneficial Ownership Prior to Offering
Beneficial Owner
		Shares	Percent	Shares	Percent
5% Stockholders
NorthStar Partnership, L.P.(1)
RSA Associates, L.P.(2)
Directors and Named Executive Officers:
David T. Hamamoto
W. Edward Scheetz
Marc Gordon
Richard Szymanski
Edwin L. Knetzger, III
Executive Officers and Directors as a group ( persons)

(1)
The general partner of NorthStar Partnership, L.P. is NorthStar Capital Investment Corp. Voting and investment decisions with respect to investments held by NorthStar Partnership, L.P. are made by the general partner. The address of NorthStar Partnership, L.P. is 527 Madison Avenue, New York, NY 10022.

(2)
The general partner of RSA Associates, L.P. is RSA GP Corp. Voting and investment decisions with respect to investments held by RSA Associates, L.P. are made by the general partner. The address of RSA Associates, L.P. is 818 Greenwich Street, New York, NY 10014.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        We were incorporated in Delaware on October 19, 2005. Upon the filing of an amendment to our certificate of incorporation and completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

        On October 19, 2005, there were 100 shares of common stock outstanding, held of record by Morgans Hotel Group LLC. Upon completion of this offering, there will be             shares of our common stock outstanding, or            shares if the underwriters exercise their option to purchase additional shares in full.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. After completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.

Registration Rights

        Upon completion of this offering, holders of approximately            shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. See "Certain Relationships and Related Party Transactions—Registration Rights".

Limitations of Liability and Indemnification Matters

        We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

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  any breach of their duty of loyalty to the corporation or the stockholders;

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  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our certificate of incorporation and our bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

        Upon completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        , located at                        .

NYSE Listing

        We expect the shares of our common stock to be approved for listing on the New York Stock Exchange under the symbol "MRG".

DESCRIPTION OF THE OPERATING AGREEMENT OF MORGANS GROUP LLC

        We have summarized the material terms and provisions of the Limited Liability Company Agreement of Morgans Group LLC, our operating partnership, which we refer to as the "operating agreement". For more detail, you should refer to the operating agreement itself, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to "we", "our" and "us" refer to Morgans Hotel Group Co.

Management of Morgans Group LLC

        Morgans Group LLC is a Delaware limited liability company that was formed on October 25, 2005. We are the sole managing member of our operating partnership and conduct substantially all of our business in or through it. As sole managing member, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause Morgans Group LLC to enter into certain major transactions including acquisitions, dispositions and financings, subject to certain limited exceptions. The non-managing members of Morgans Group LLC have no right to participate in or exercise control or management power over our business and affairs, except as otherwise expressly provided in the operating agreement and as required by applicable law. Certain restrictions under the operating agreement restrict our ability to engage in a business combination as more fully described in "—Termination Transactions" below.

        The non-managing members of Morgans Group LLC expressly acknowledged that we, as managing member of Morgans Group LLC, are acting on behalf of Morgans Group LLC and our stockholders collectively. We are under no obligation to consider the separate interests of the non-managing members in deciding whether to cause Morgans Group LLC to take, or decline to take, any actions which we have undertaken in good faith on behalf of Morgans Group LLC. We are not liable under the operating agreement to Morgans Group LLC or to any non-managing members for monetary damages for losses sustained, liabilities incurred, or benefits not derived by non-managing members in connection with such decisions, unless (i) we actually received an improper benefit in money, property or services, or (ii) our action or failure to act was the result of active and deliberate dishonesty, gross negligence or bad faith and was material to the cause of action being adjudicated.

        The operating agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through Morgans Group LLC.

Transferability of Interests

        As managing member, we may not voluntarily withdraw from Morgans Group LLC, or transfer or assign all or any portion of our interest in Morgans Group LLC, except:

  •
  in the event that we purchase shares of our common stock, then we shall cause our operating partnership to purchase from us an equal number of membership units; or

  •
  in connection with a transaction described in "—Termination Transactions" below.

        The non-managing members may transfer all or any portion of their interests without our prior written consent, provided that (i) such transfer would not require filing of a registration agreement under the Securities Act of 1933, as amended, or otherwise violate any applicable Federal or state securities laws or regulations; (ii) such transfer would not result in the sum of the percentage of interests in membership units transferred during Morgans Group LLC's taxable year exceeding 2% of the total membership units of Morgans Group LLC, subject to certain exceptions; and (iii) any transferee desiring to become a substituted non-managing member must furnish to us evidence of acceptance of all of the terms and conditions of the operating agreement and such other documents and instruments as we may reasonably require.

Amendments to the Operating Agreement

        Amendments to the operating agreement may be proposed by us, as managing member, or by non-managing members owning at least 25% of the membership interests held by non-managing members.

        Generally, the operating agreement may be amended with the approval of us as managing member and the consent of non-managing members holding a majority of the membership units of the non- managing members. As managing member, we will have the power to unilaterally make certain amendments to the operating agreement without obtaining the consent of the non-managing members as may be required to:

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  add to our obligations as managing member or surrender any right or power granted to us as managing member for the benefit of the non-managing members;

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  set forth the rights, powers, duties and preferences of the holders of any additional membership interests issued pursuant to the operating agreement;

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  reflect the admission, substitution, termination or withdrawal of members in accordance with the terms of the operating agreement;

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  reflect a change of an inconsequential nature that does not adversely affect the non-managing members in any material respect, or cure any ambiguity, correct or supplement any provisions of the operating agreement not inconsistent with law or with other provisions of the operating agreement;

  •
  satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a Federal or state agency or contained in Federal or state law; or

  •
  modify the manner in which capital accounts are computed in order to comply with tax regulations.

        Amendments that would, among other things, convert a non-managing member's interest into a managing member's interest, modify the limited liability of a non-managing member, alter a member's right to receive any distributions or allocations of profits or losses, alter or modify the redemption rights described below, cause the termination of Morgans Group LLC prior to the time set forth in the operating agreement, or amend provisions that require the consent of adversely affected members must be approved by each non-managing member that would be adversely affected by such amendment.

        In addition, without the written consent of two-thirds of the membership units held by non-managing members, we, as managing member, may not amend any of the provisions of the operating agreement regarding:

  •
  issuance of additional membership interests to us;

  •
  our removal;

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  limitations on our outside activities;

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  our liability;

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  transfer of our managing member's interest;

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  when consent of an adversely affected non-managing member is required to amend the operating agreement;

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  when consent by a majority of non-managing membership interests is required for amendment of the operating agreement; or

  •
  meetings of members.

Redemption and Exchange Rights

        Non-managing members who acquire units in the Formation and Structuring Transactions have the right, commencing on or after the date which is 12 months after the consummation of this offering, to require Morgans Group LLC to redeem part or all of their membership units for a cash amount based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption (adjusted for stock splits or combination and stock dividends or distributions of our common stock).

        Alternatively, as managing member we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits or combination and stock dividends or distributions. We presently anticipate that we will elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having Morgans Group LLC redeem the units for cash. With each redemption or exchange, we increase our percentage ownership interest in Morgans Group LLC. Commencing on or after the date which is 12 months after the consummation of this offering, non-managing members who hold units may exercise this redemption right from time to time, in whole or in part.

Issuance of Additional Units, Common Stock or Convertible Securities

        As sole managing member, we have the ability to cause Morgans Group LLC to issue additional units representing membership interests. These additional units may include preferred membership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if (i) we cause Morgans Group LLC to issue to us membership interests or rights, options, warrants or convertible or exchangeable securities of Morgans Group LLC having designations, preferences and other rights, so that the economic interests of Morgans Group LLC's interests issued are substantially similar to the securities that we have issued; and (ii) we contribute the net proceeds from, or the property received in consideration for, the securities that we have issued to Morgans Group LLC.

Tax Matters

        We are the tax matters member of Morgans Group LLC. We also have authority to make tax elections under the Internal Revenue Code on behalf of Morgans Group LLC.

Allocations of Net Income and Net Losses to Members

        The net income or net loss of Morgans Group LLC will generally be allocated to the members in accordance with our respective percentage interests in Morgans Group LLC, subject to special allocations relating to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code of 1986 and the associated Treasury regulations.

Operations

        The operating agreement provides that Morgans Group LLC will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, Morgans Group LLC.

Termination Transactions

        The operating agreement provides that we may not engage in any merger, consolidation or other business combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock, which we call a termination transaction, unless as a result of the termination transaction each non-managing member thereafter remains entitled to redeem each membership unit owned by such non-managing member for an amount of cash, securities or other property equal to the greatest amount of cash, securities or other property which such non-managing member would have received from such termination transaction if such non-managing member had exercised its redemption right immediately prior to the termination transaction; provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of units will receive the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer. For any termination transaction in which shares of our common stock are exchanged for securities of the acquiror, the non-managing members shall remain entitled to exercise their redemption rights with respect to the acquiror unless the consent of the non-managing members is obtained.

Term

        Morgans Group LLC will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

        To the extent permitted by applicable law, Morgans Group LLC will indemnify its members, directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with claims arising from operations of Morgans Group LLC in which any such person may be involved, or is threatened to be involved, if the person acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of Morgans Group LLC and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.

        We are not liable to Morgans Group LLC for monetary damages for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission unless:

  •
  we actually received an improper benefit in money, property or services (in which case, we will be liable for the amount of the benefit in money, property or services actually received); or

  •
  our action or failure to act was the result of active and deliberate dishonesty, gross negligence or bad faith and was material to the matter giving rise to the proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of approximately            shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, the            shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

  •
  no shares will be eligible for sale on the date of this prospectus; and

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

        In addition, we will have approximately            shares of common stock issuable upon exchange of membership units in Morgans Group LLC. These shares, when issued, are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

Lock-up Agreements

        All of our directors and executive officers, and in the aggregate, holders of            shares of our common stock and holders of securities exercisable for or convertible into            shares of our common stock have each signed a lock-up agreement which prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. This 180 day period may be extended if (i) during the last 17 days of the 180 day period we issue an earnings release; or (ii) prior to the expiration of the 180 day period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up provisions. The release of any lock-ups will be considered on a case-by-case basis. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce,

Fenner & Smith Incorporated will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See "Underwriters".

Rule 144

        In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate", or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately            shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the latter of the date the shares were acquired from us or any of our "affiliates".

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately            shares of our common stock will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  •
  a nonresident alien individual,

  •
  a foreign corporation, or

  •
  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

        This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

        Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person, and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  •
  you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

        We believe that we are a United States real property holding corporation for federal income tax purposes. Accordingly, you should consult your tax advisor if you are a non-U.S. holder and hold or contemplate acquiring more than 5% of the common stock.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Taxes

        Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments and

  •
  the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of our common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us pursuant to this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by us pursuant to this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $            a share under the initial public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to any dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            and the total proceeds to us would be $            .

        The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$

        The expense of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

        Pursuant to the underwriting agreement, we have agreed that subject to certain exceptions we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

  •
  file any registration statement with the SEC relating to the offering of shares of our common stock or securities convertible into or exercisable for shares of our common stock.

        In addition, all of our directors and executive officers, and significant holders of our common stock and securities exercisable for or convertible into shares of our common stock, have entered into a lock-up agreement with the representatives. Pursuant to each such lock-up agreement, such persons agreed with the representatives that subject to certain exceptions they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

  •
  demand or otherwise seek registration of shares of our common stock with the SEC.

        Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

        Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up provisions. The release of any lock-ups will be considered on a case-by-case basis. The factors that Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated may consider in deciding whether to release the securities may include the length of time before the lock-up expires, the number of shares of common stock or other securities involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.

        The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, we expect to enter into a revolving credit facility with certain of the underwriters and/or their affiliates. In the event that we enter into this facility, we expect that these underwriters and/or their affiliates will receive fees, interest payments and expense reimbursements.

        An application will be made to list our common stock on the New York Stock Exchange under the symbol "MRG".

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Directed Share Program

        At our request, the underwriters have reserved up to            percent of the shares offered through the underwriters by means of this prospectus for sale at the initial public offering price to customers, business associates and related persons identified by us. As a condition to participating in this program, participants will sign a lock-up agreement restricting them from selling any shares of our common stock purchased in this program for a period of not less than            days from the date of this prospectus subject to extension on the same terms as described above with respect to our lock-up agreement. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price will be:

  •
  our future prospects and those of our industry in general;

  •
  our sales, earnings and certain other financial and operating information in recent periods; and

  •
  the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

VALIDITY OF SECURITIES

        The validity of our shares of common stock will be passed upon for us by Sullivan & Cromwell LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP in connection with this offering.

EXPERTS

        The combined financial statements of Morgans Hotel Group Co. Predecessor as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the balance sheet of Morgans Hotel Group Co. as of October 21, 2005, all appearing in this prospectus and registration statement, have been audited by BDO Seidman LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act of 1933, as amended, with respect to our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common stock to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission's website www.sec.gov.

        As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports and proxy statements and will make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO COMBINED FINANCIAL STATEMENTS

Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets	F-3
As of June 30, 2005 (unaudited), December 31, 2004 and 2003
Combined Statements of Operations and Comprehensive Loss	F-4
For the six months ended June 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002
Combined Statements of Net Assets (Deficit)	F-5
For the six months ended June 30, 2005 (unaudited) and years ended December 31, 2004, 2003 and 2002
Combined Statements of Cash Flows	F-6
For the six months ended June 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002
Notes to Combined Financial Statements	F-7
Morgans Hotel Group Co.:
Report of Independent Registered Public Accounting Firm	F-24
Balance Sheet of October 21, 2005	F-25
Notes to Balance Sheet	F-26

Report of Independent Registered Public Accounting Firm

To the Owners of
Morgans Hotel Group Co. Predecessor:

        We have audited the accompanying combined balance sheets of Morgans Hotel Group Co. Predecessor (the "Predecessor") as of December 31, 2004 and 2003, and the related combined statements of operations and comprehensive loss, changes in net assets (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These combined financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor have we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Predecessor as of December 31, 2004 and 2003, and the combined results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

New York, New York
August 31, 2005

Morgans Hotel Group Co. Predecessor

Combined Balance Sheets

(in thousands)

	June 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)
Assets
Property and equipment, net	$435,319	$446,811	$468,676
Goodwill	73,698	73,698	73,698
Investments in and advances to unconsolidated joint ventures	21,842	21,924	20,033
Cash and cash equivalents	23,583	12,915	3,728
Restricted cash	21,425	19,269	14,979
Accounts receivable, net	8,541	8,884	6,702
Related party receivables	3,862	4,681	11,791
Prepaid expenses and other assets	8,709	6,771	8,234
Other, net	20,885	17,730	8,881

Total assets	$617,864	$612,683	$616,722

Liabilities and Net Assets (Deficit)
Long term debt and capital lease obligations	$659,808	$550,951	$547,892
Accounts payable and accrued liabilities	29,885	33,990	61,689
Other liabilities	23,108	22,610	23,875

Total liabilities	712,801	607,551	633,456
Minority interest	874	967	688
Commitments and contingencies (Note 9)
Net assets (deficit)	(95,811)	4,165	(17,422)

Total liabilities and net assets (deficit)	$617,864	$612,683	$616,722

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Operations and Comprehensive Loss

(in thousands)

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Revenues:
Rooms	$74,287	$63,254	$131,367	$112,257	$106,288
Food and beverage	43,498	42,639	82,475	78,900	78,781
Other hotel	5,762	5,571	11,725	13,030	15,780

Total hotel revenues	123,547	111,464	225,567	204,187	200,849
Management fee-related parties	4,821	4,410	8,831	6,456	4,076

Total revenues	128,368	115,874	234,398	210,643	204,925
Operating Costs and Expenses:
Rooms	19,420	17,658	37,070	33,520	30,225
Food and beverage	27,237	26,020	51,876	48,252	47,370
Other departmental	1,989	1,802	3,452	4,341	4,913
Hotel selling, general and administrative	25,352	22,970	48,944	44,430	46,691
Property taxes, insurance and other	6,081	6,221	12,619	12,979	12,937

Total hotel operating expenses	80,079	74,671	153,961	143,522	142,136
Corporate expenses	8,256	8,237	15,375	13,994	9,530
Depreciation and amortization	13,546	13,874	27,348	28,503	28,256

Total operating costs and expenses	101,881	96,782	196,684	186,019	179,922

Operating income	26,487	19,092	37,714	24,624	25,003
Interest expense, net	44,157	33,652	67,173	57,293	42,248
Equity in loss of unconsolidated joint ventures	3,042	1,465	2,958	3,727	3,793
Minority interest	2,316	2,361	3,833	3,346	2,765
Other non-operating (income) expenses	(865)	(365)	(5,482)	2,077	(534)

Loss before income tax expense	(22,163)	(18,021)	(30,768)	(41,819)	(23,269)
Income tax expense	402	384	827	652	576

Net loss	(22,565)	(18,405)	(31,595)	(42,471)	(23,845)
Other comprehensive income:
Foreign currency translation (loss) gain	(411)	8	202	946	1,168

Comprehensive loss	$(22,976)	$(18,397)	$(31,393)	$(41,525)	$(22,677)

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Net Assets (Deficit)

(in thousands)

	Net Assets	Other Comprehensive Income (Loss)	Total Net Assets
Balance, January 1, 2002	$28,726	$(3,519)	$25,207
Contributions	31,937	—	31,937
Distributions	(19,453)	—	(19,453)
Net loss	(23,845)	—	(23,845)
Foreign currency translation adjustment	—	1,168	1,168

Balance, December 31, 2002	17,365	(2,351)	15,014
Contributions	16,460	—	16,460
Distributions	(7,371)	—	(7,371)
Net loss	(42,471)	—	(42,471)
Foreign currency translation adjustment	—	946	946

Balance, December 31, 2003	(16,017)	(1,405)	(17,422)
Contributions	75,122	—	75,122
Distributions	(22,142)	—	(22,142)
Net loss	(31,595)	—	(31,595)
Foreign currency translation adjustment	—	202	202

Balance, December 31, 2004	5,368	(1,203)	4,165
Contributions	5,883	—	5,883
Distributions	(82,883)	—	(82,883)
Net loss	(22,565)	—	(22,565)
Foreign currency translation adjustment	—	(411)	(411)

Balance, June 30, 2005 (unaudited)	$(94,197)	$(1,614)	$(95,811)

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Combined Statements of Cash Flows

(in thousands)

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Cash flows from operating activities
Net loss	$(22,565)	$(18,405)	$(31,595)	$(42,471)	$(23,845)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	13,214	13,529	26,711	27,916	27,578
Amortization of other costs	332	345	637	587	678
Amortization of deferred financing costs	11,552	903	5,724	2,196	5,091
Equity in losses from unconsolidated joint ventures	3,042	1,465	2,958	3,727	3,793
Impairment losses	—	—	800	—	—
Gain on tax credits	(865)	(865)	(1,731)	(1,731)	(1,731)
Gain on extinguishment of debt and legal settlement	—	—	(6,246)	—	—
Interest accreted on designer fee payable	333	407	733	823	816
Minority interest	(93)	230	279	(23)	(1,095)
Changes in assets and liabilities:
Accounts receivable, net	343	(5,810)	(2,182)	504	(2,011)
Related party receivables, net	819	5,083	7,110	(6,435)	(2,263)
Restricted cash	6,879	(1,078)	(1,540)	(1,181)	(1,515)
Prepaid expenses and other assets	(1,938)	405	1,463	293	(1,914)
Accounts payable and accrued liabilities	(4,624)	11,868	(27,562)	18,704	(4,368)
Other liabilities	1,363	1,295	1,621	4,141	258

Net cash provided by (used in) operating activities	7,792	9,372	(22,820)	7,050	(528)

Cash flows from investing activities:
Additions to property and equipment	(1,721)	(3,386)	(5,236)	(4,250)	(9,854)
(Deposits into) withdrawals from capital improvement escrows, net	(9,035)	(6,943)	(2,749)	(1,906)	1,661
Distributions from unconsolidated joint ventures	315	49	297	111	153
Investment in unconsolidated joint ventures	(3,689)	(2,731)	(4,942)	(3,020)	(7,370)

Net cash used in investing activities	(14,130)	(13,011)	(12,630)	(9,065)	(15,410)

Cash flows from financing activities:
Proceeds from long term debt	580,000	—	546,255	—	—
Payments on long term debt and capital lease obligation	(471,143)	(1,447)	(539,197)	(2,685)	(3,265)
Contributions	5,883	18,103	75,122	16,460	31,937
Distributions	(82,883)	(5,990)	(22,142)	(7,371)	(19,453)
Mandatorily redeemable preferred equity	—	—	—	—	6,125
Payments for deferred costs	(14,851)	(1,358)	(15,401)	(2,745)	(2,382)

Net cash provided by financing activities:	17,006	9,308	44,637	3,659	12,962

Net increase (decrease) in cash and cash equivalents	10,668	5,669	9,187	1,644	(2,976)
Cash and cash equivalents, beginning of period	12,915	3,728	3,728	2,084	5,060

Cash and cash equivalents, end of period	$23,583	$9,397	$12,915	$3,728	$2,084

Supplemental disclosure of cash flow information:
Cash paid for interest	$37,219	$39,380	$75,771	$34,505	$36,343
Cash paid for taxes	$408	$333	$843	$606	$1,387

See accompanying notes to combined financial statements.

Morgans Hotel Group Co. Predecessor

Notes to Combined Financial Statements

1.    Organization and Formation transaction

        The Morgans Hotel Group Co. Predecessor (the "Predecessor") comprises the subsidiaries and ownership interests that will be contributed as part of the formation and structuring transactions from Morgans Hotel Group LLC ("Former Parent") to Morgans Group LLC. The Former Parent is owned approximately 85% by NorthStar Hospitality, LLC ("NorthStar"), a subsidiary of NorthStar Capital Investment Corp. ("NCIC") and approximately 15% by RSA Associates, L.P. ("RSA").

        The Former Parent intends to contribute the subsidiaries and ownership interests in nine operating hotels in the United States and the United Kingdom, and its hotel management business to Morgans Group LLC in exchange for membership units. The Former Parent will not contribute residual interests in properties previously transferred and no longer operated. Morgans Group LLC will simultaneously issue additional membership units to Morgans Hotel Group Co. (the "Company") in exchange for cash raised by the Company from its contemplated initial public offering ("IPO"). The Company was incorporated on October 19, 2005 as a Delaware corporation and intends to acquire, own, manage and invest in hotel properties. The Company will be the Managing Member of the operating company, Morgans Group LLC, and will have full management control.

        These Predecessor financial statements have been presented on a combined basis. The assets and liabilities are presented at the historical cost of the Former Parent. The equity method of accounting is utilized to account for investments in joint ventures over which the Predecessor has significant influence, but not control.

        The Company has one reportable operating segment; it operates, owns, acquires and redevelops boutique hotels.

  Operating Hotels

        The operating hotels to be contributed as part of the formation transaction are as follows:

Hotel Name	Location	Number of Keys	Date Acquired	Ownership
Delano	Miami Beach, FL	194	1998	(1)
Hudson	New York, NY	802	1997	(5)
Mondrian	Los Angeles, CA	237	1998	(1)
Morgans	New York, NY	113	1998	(1)
Royalton	New York, NY	169	1998	(1)
Sanderson	London, England	150	1998	(2)
St. Martins Lane	London, England	204	1998	(2)
Shore Club	Miami Beach, FL	307	2002	(3)
Clift	San Francisco, CA	363	1999	(4)

(1)
Wholly owned hotels.

(2)
Owned through a 50:50 unconsolidated joint venture.

(3)
Operated under a management contract, with a minority ownership interest of approximately 7%.

(4)
The hotel is operated under a long-term lease, which is accounted for as a financing.

(5)
The hotel is structured as a condominium, in which the Former Parent owns approximately 96% of the square footage of the entire building.

  Restaurant Joint Venture

        The food and beverage operations of certain of the hotels are operated under a 50:50 joint venture with a third party restaurant operator.

2.    Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Predecessor consolidates all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in combination.

        As further discussed in Note 6, Clift was operated as a debtor-in-possession from August 15, 2003 to October 14, 2004, when it emerged from bankruptcy. For financial reporting purposes, the assets, liabilities and operations of the hotel have been included in the combined results for all periods presented.

        FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended ("FIN 46R"), requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R required the Predecessor to consolidate six restaurant ventures that were previously accounted for on the equity method as the Predecessor absorbs a majority of the restaurant ventures' expected losses and residual returns. For purposes of the accompanying combined financial statements, FIN 46R has been applied retroactively so that the ventures are included in the combined statements for all periods presented.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents include investments with maturities of three months or less from the date of purchase.

  Restricted Cash

        The loan agreements require the hotels to deposit 4% of Gross Revenues, as defined, in restricted cash escrow accounts for the future replacement of furniture, fixtures and equipment. In addition, under our existing loan agreements, we have funded a $10.0 million reserve for major capital improvements and are obligated to fund an additional $5.0 million into this reserve in the 12 months commencing June 30, 2005, and an additional $1.0 million in each of the subsequent 12-month periods. As replacements occur, the Predecessor's subsidiaries are eligible for reimbursement from these escrow accounts.

        As further required by the loan agreements, restricted cash also consists of cash held in escrow accounts for taxes and insurance payments.

        The restaurants owned by the joint venture require the ventures to deposit between 2% and 4% of Gross Revenues, as defined, in an escrow account for the future replacement of furniture, fixtures and equipment.

  Accounts Receivable

        Accounts receivable are carried at their estimated recoverable amount, net of allowances. Management provides for the allowances based on a percentage of aged receivables and assesses accounts receivable on a periodic basis to determine if any additional amounts will potentially be uncollectible. After all attempts to collect accounts receivable are exhausted, the uncollectible balances are written off against the allowance. The allowance for doubtful accounts is immaterial for all periods presented.

  Property and Equipment

        Building and building improvements are depreciated on a straight-line method over their estimated useful life of 39.5 years. Furniture, fixtures and equipment are depreciated on a straight-line method using five years. Building and equipment under capital leases and leasehold improvements are amortized on a straight-line method over the shorter of the lease term or estimated useful life of the asset.

  Goodwill

        Goodwill represents the excess purchase price over the fair value of net assets attributable to business acquisitions. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the Predecessor tests for impairment at least annually. The Predecessor will test for impairment more frequently if events or circumstances indicate that an asset may be impaired. In accordance with SFAS No. 142, the Predecessor identifies potential impairments by comparing the fair value of the reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, including goodwill, the asset is not impaired. Any excess of carrying value over the implied fair value of goodwill would be recognized as an impairment loss in continuing operations.

        During the period ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002, the Predecessor utilized the discounted cash flow method to perform its fair value impairment test and determined that no impairment existed.

  Impairment of Long-Lived Assets

        In accordance with SFAS Statement No. 144, Accounting for the Impairment of Disposal of Long Lived Assets, long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Predecessor reviews its portfolio of long-lived assets for impairment at least annually. There were no impairment write-downs during the six months ended June 30, 2005 or the years ended December 31, 2004, 2003 or 2002.

  Investments in and Advances to Unconsolidated Joint Ventures

        The Predecessor accounts for its investments in unconsolidated joint ventures using the equity method as it does not exercise control over significant asset decisions such as buying, selling or financing nor is it the primary beneficiary under FIN 46R, as discussed above. Under the equity method, the Predecessor increases its investment for its proportionate share of net income and contributions to the joint venture and decreases its investment balance by recording its proportionate share of net loss and distributions.

        The Predecessor periodically reviews its investment in unconsolidated joint ventures for other temporary declines in market value. Any decline that is not expected to be recovered in the next twelve months is considered other than temporary and an impairment charge is recorded as a reduction in the carrying value of the investment. No impairment charges were recognized in the six month periods ended June 30, 2005 or 2004 or the years ended December 31, 2004, 2003 or 2002.

  Other Assets

        Other assets include the costs the Predecessor incurred to invest in Shore Club, which has been accounted for as costs to obtain the management contract on that hotel, deferred financing costs and lease buy-out costs. The costs associated with the management contract are being amortized over the 20 year life of the contract. Deferred financing costs and lease buy-out costs are being amortized over the terms of the related debt or lease agreements.

  Foreign Currency Translation

        The Predecessor has entered into certain transactions with its foreign joint ventures. The translation of transactions with its foreign joint ventures has resulted in foreign currency transaction gains and losses, which have been reflected in the results of operations based on exchange rates in effect at the translation date or the date of the transactions, as applicable. Such transactions did not have a material effect on the Predecessor's earnings. The Predecessor's investments in its foreign joint ventures have been translated at the applicable year-end exchange rate with the translation adjustment presented as a component of other comprehensive loss. The accumulated other comprehensive loss as of June 30, 2005, and December 31, 2004 and 2003 was approximately $1.6 million, $1.2 million, and $1.4 million, respectively.

  Revenue Recognition

        The Predecessor's revenues are derived from lodging, food and beverage and related services provided to hotel customers such as telephone, minibar and rental income from tenants, as well as hotel management services. Revenue is recognized when the amounts are earned and can reasonably be estimated. Rental revenue is recorded on a straight-line basis over the term of the related lease agreement.

        Additionally, the Predecessor recognizes base and incentive management fees and chain service fees related to the management of the operating hotels in unconsolidated joint ventures. These fees are recognized as revenue when earned in accordance with the applicable management agreement. The Predecessor recognizes base management and chain service fees as a percentage of revenue and incentive management fees as a percentage of net operating income or Net Capital or Refinancing Proceeds, as defined. The chain service fees represent cost reimbursements from managed hotels, which are incurred, and reimbursable costs to the Manager.

  Concentration of Credit Risk

        The Predecessor places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.

  Advertising and Promotion Costs

        Advertising and promotion costs are expensed as incurred and are included in unallocated hotel operating expenses on the accompanying combined statements of operations and comprehensive loss. These costs amounted to approximately $5.5 million and $4.9 million for the six months ended June 30, 2005 and 2004, respectively, and $11.7 million, $9.6 million and $10.5 million for the years ended December 31, 2004, 2003, and 2002, respectively.

  Repairs and Maintenance Costs

        Repairs and maintenance costs are expensed as incurred and are included in hotel selling, general and administrative expenses on the accompanying combined statements of operations and comprehensive loss.

  Income Taxes

        The United States entities included in the accompanying combined financial statements are either partnerships or limited liability companies, which are treated similarly to partnerships for tax reporting purposes. Accordingly, Federal and state income taxes have not been provided for in the accompanying combined financial statements as the partners or members are responsible for reporting their allocable share of the Predecessor's income, gains, deductions, losses and credits on their individual income tax returns.

        One of the Company's foreign subsidiaries is subject to UK corporate income taxes. Income tax expense is reported at the applicable rate for the periods presented.

        Certain of the Predecessor's subsidiaries are subject to the New York City Unincorporated Business Tax ("UBT"). The Predecessor did not incur any amounts related to UBT during the six month periods ended June 30, 2005 or 2004 and the years ended December 31, 2004, 2003 or 2002.

        Subsequent to the formation transactions, the Company will be subject to federal and state income taxes. The Company has not reflected a pro-forma income tax provision, since any benefit would be fully reserved.

  Fair Value of Financial Instruments

        The Predecessor's financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, capital lease obligations, and long-term debt. Substantially all of the Predecessor's long-term debt accrues interest at a floating rate, which re-prices frequently. Management believes the carrying amount of the aforementioned financial instruments is a reasonable estimate of fair value as of June 30, 2005 and December 31, 2004 and 2003 due to the short-term maturity of these items or variable interest rate.

  Interest Rate Cap Transactions

        The Predecessor has entered into an interest rate cap agreement to reduce the Company's exposure to interest rate fluctuations. The Predecessor records all derivative instruments on the balance sheet as either assets or liabilities, depending on the rights or obligations under the contract, at their estimated fair value and recognizes the change in fair value in interest expense on the accompanying combined statements of operations and comprehensive loss. The Predecessor's interest rate cap does not qualify for hedge accounting treatment.

  Unaudited Interim Financial Information

        The unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. The results of any interim period are not necessarily indicative of the results for the full year.

3.    Property and Equipment

        Property and equipment consist of the following (000's omitted):

	As of June 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
Land	$73,616	$73,616	$73,616
Building	397,423	397,423	397,591
Furniture, fixtures and equipment	85,978	84,441	81,724
Construction in progress	1,709	1,586	1,417
Property subject to capital lease	6,359	6,298	7,009

Subtotal	565,085	563,364	561,357
Less accumulated depreciation	(129,766)	(116,553)	(92,681)

Property and equipment, net	$435,319	$446,811	$468,676

        Depreciation on property and equipment was $13.2 million, and $13.5 million for the six months ended June 30, 2005 and 2004, respectively, and $26.7 million, $27.9 million, and $27.6 million for the years ended December 31, 2004, 2003, and 2002, respectively. Included in this expense was $0.2 million and $0.2 million for the six months ended June 30, 2005 and 2004, respectively, and $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to depreciation on property subject to capital leases.

        During 2004 and 2003, the Predecessor retired approximately $2.5 million and $11.7 million, respectively, of fully depreciated assets in furniture, fixtures and equipment. No retirements have occurred in the six months ended June 30, 2005.

4.    Investments in and Advances to Unconsolidated Joint Ventures

        The Predecessor's investments in and advances to unconsolidated joint ventures and its equity in earnings (losses) of uncombined joint ventures are summarized as follows (000's omitted):

	Investments
Entity	As of June 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
I.S. Europe	$20,331	$20,554	$20,040
Restaurant Venture—SC London	(993)	(656)	(1,317)
Shore Club	2,504	2,026	1,310

Total	$21,842	$21,924	$20,033

	Equity in losses from unconsolidated subsidiaries
	Period ended June 30, 2005	Period ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
I.S. Europe	$(2,789)	$(1,499)	$(3,045)	$(3,075)	$(3,651)
Restaurant Venture—SC London	(20)	405	958	312	438
Shore Club	(233)	(371)	(871)	(964)	(580)

Total	$(3,042)	$(1,465)	$(2,958)	$(3,727)	$(3,793)

  I.S. Europe Limited

        The Predecessor owns interests in two hotel properties through a joint venture known as I.S. Europe Limited ("I.S. Europe") with Burford Hotels Ltd. ("Burford"). I.S. Europe owns two hotels located in London, England, St. Martins Lane, a 204-room hotel and Sanderson, a 150-room hotel. The Predecessor and Burford each own a 50% interest in I.S. Europe. Net income (loss) and cash distributions are to be allocated to the joint venturers in accordance with their interests.

        The Predecessor is entitled to an incentive management fee ("Incentive Fee"), as defined, equal to 20% of Net Operating Income, as defined, after the joint venture partners receive a 15% return on its investment capital ("15% Return"), as defined. The Predecessor will also be entitled to a Capital Incentive Fee, as defined, from sales or refinancings of the hotels equal to 25% of Net Capital or Refinancing Proceeds, as defined, after the joint venture partners receive a 15% internal rate of return on its Invested Capital, as defined. The Predecessor did not earn any incentive fees during the six months ended June 30, 2005 and 2004 or during the years ended December 31, 2004, 2003, and 2002.

        I.S. London Limited ("I.S. London"), a wholly owned subsidiary of I.S. Europe, is in technical violation of certain loan covenants. I.S. London negotiated a waiver with the lender until March 31, 2005. Although the waiver expired on March 31, 2005, the lender has not taken any action to accelerate the indebtedness. In September 2005, I.S. London signed a term sheet to refinance the existing debt on the two hotels. However, there can be no certainty as to the outcome and should the banks withdraw their support, they may demand immediate repayment of the loan. In that instance, I.S. London would have insufficient liquid resources to repay its obligations. In such circumstance, the value of I.S. London's assets may not be realized in the amounts at which they are recorded.

        Summarized consolidated balance sheet information of I.S. Europe is as follows (000's omitted):

	As of June 30,	As of December 31,	As of December 31,
	2005	2004	2003
	(unaudited)
Property and equipment, net	$178,916	$193,449	$187,349
Other assets	13,633	15,748	13,588

Total assets	$192,549	$209,197	$200,937

Other liabilities	$6,133	$6,669	$5,480
Debt	162,883	178,071	173,202
Loans from joint venture partners	13,606	8,784	—

Total equity	9,927	15,673	22,255

Total liabilities and equity	$192,549	$209,197	$200,937

Predecessor's share of equity	$4,964	$7,836	$11,040
Advance to I.S. Europe	7,341	4,364	—
Capitalized costs and designer fee	8,026	8,354	9,000

Predecessor's investment balance	$20,331	$20,554	$20,040

        Included in the capitalized costs and designer fee is approximately $4.7 million, $4.8 million and $5.1 million of capitalized interest as of June 30, 2005, December 31, 2004 and 2003, respectively. The capitalized interest costs are being amortized on a straight-line basis over 39.5 years into equity in earnings in the accompanying combined statements of operations and comprehensive loss.

        Summarized consolidated income statement information of I.S. Europe is as follows (000's omitted):

	Period ended June 30, 2005	Period ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
Operating revenues	$23,780	$22,841	$47,812	$38,711	$37,279
Operating expenses	21,306	18,388	39,351	30,911	30,981

Income before interest	2,474	4,453	8,461	7,800	6,298
Interest expense	7,398	6,807	13,944	12,659	12,308

Net loss for period	(4,924)	(2,354)	(5,483)	(4,859)	(6,010)
Other comprehensive gain (loss)	(821)	15	986	2,082	2,034

Comprehensive loss	$(5,745)	$(2,339)	$(4,497)	$(2,777)	$(3,976)

Predecessor's share of net loss	$(2,461)	$(1,177)	$(2,741)	$(2,429)	$(3,005)
Predecessor's share of other comprehensive gain (loss)	(411)	7	493	1,042	1,017

Predecessor's share of comprehensive loss	$(2,872)	$(1,170)	$(2,248)	$(1,387)	$(1,988)

Amount recorded in combined statement of operations and comprehensive loss	$(2,789)	$(1,499)	$(3,045)	$(3,075)	$(3,651)

        The foreign currency exchange rate used to convert British pounds to United States dollars for the periods ended June 30, 2005 and June 30, 2004 were approximately 1.87 and 1.82 respectively, and for the years ended December 31, 2004, 2003 and 2002 were approximately 1.83, 1.64 and 1.50, respectively.

5.    Other Liabilities

        Other liabilities consist of the following (000's omitted):

	As of June 30, 2005	As of December 31, 2004	As of December 31, 2003
	(unaudited)
Payable due investor member of HL	$2,855	$2,855	$2,855
Deferred gain	866	1,731	3,462
Designer fee payable	6,319	6,256	7,131
Preferred equity in Clift due NorthStar	9,755	8,585	7,085
Clift pre-petition liabilities	3,313	3,183	3,342

	$23,108	$22,610	$23,875

  Payable due Investor Member of Hudson Leaseco LLC and Deferred Gain

        The Predecessor has redeveloped Hudson in a manner to permit the use of federal rehabilitation tax credits ("Historic Tax Credits"). The Predecessor formed Hudson Leaseco LLC ("HL") for the purpose of operating Hudson and admitted a new member ("investor member") into HL who could use the Historic Tax Credits. This investor member has contributed approximately $11.3 million in equity and is entitled to a preferred return with an effective annual rate of approximately 3% on its capital investment. The investor member's interest in HL is subject to put/call rights during 2006 and 2007, the fifth and sixth years after Hudson's fixed assets were placed in service in 2000 and 2001. Upon the purchase of the investor member's interest pursuant to the put/call, it is estimated that HL will retain approximately $8.6 million of the capital contributed by the investor member, based on the formula used to determine the purchase price for the investor member's interest. Through the creation of a master lease between Hudson and HL, the Predecessor's effective ownership percentage on the net cash flow of Hudson is approximately 100% after the payment of the distribution of the preferred returns.

        The Predecessor has accrued the estimated buyout price of the investor member in HL and is recognizing the gain on a straight-line basis over five years, the tax recapture period of the tax credits. The gain is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss.

  Designer Fee Payable

        The Former Parent had an agreement with a hotel designer. The designer has various claims related to the agreement. The Company may have liability as the successor to the Former Parent, and therefore the liability is included in these Predecessor financial statements. According to the agreement, the designer is due for each designed hotel, a base fee plus 1% of Gross Revenues, as defined, for a ten-year period from the opening of each hotel. The estimated costs of the design services were capitalized as a component of the applicable hotel and are being amortized over the five-year estimated life of the related design elements. Interest is accreted each year on the liability and charged to interest expense using a rate of 9%. Changes to the estimated liability are recorded as an adjustment to the capitalized design fee and amortized prospectively. Adjustments to the estimated liability after the five-year life of the design asset will be charged directly to operations.

        In addition, the agreement also called for the designer to design a minimum number of projects for which the designer would be paid a minimum fee. Included in other non-operating (income) expenses in the accompanying combined statement of operations and comprehensive loss for the year ended December 31, 2003 and in accounts payable and accrued liabilities as of June 30, 2005, December 31, 2004 and 2003 on the accompanying combined balance sheets is approximately $2.6 million of fees related to the difference between its minimum number of projects and the actual number designed.

  Preferred Equity in Clift Due NorthStar

        In July 2002, the limited liability company agreement of Clift was amended and restated and NorthStar contributed $6.1 million to Clift, for which they were entitled to a preferred return on this equity contribution. The preferred return was payable monthly based on a 15% per annum calculated on NorthStar's Unreturned Base, as defined. The agreement contained a mandatory redemption date for this preferred equity, which was July 2005. On the redemption date, NorthStar was entitled to their

Unreturned Base, as defined, any and all accrued and unpaid preferred return and an amount sufficient to yield to NorthStar an internal rate of return of 24%.

        In October 2004, the limited liability company agreement was amended for a second time and the redemption date was amended to be October 2006 with an option to extend it for one year until October 2007. With this amendment, upon redemption, NorthStar is also entitled to an Equity Participation, as defined, in addition to the return of their Unreturned Base, any unpaid preferred return, and an internal rate of return of 25.27% from October 2004 until redemption. The Equity Participation is equal to 25% of the aggregate amount that would be distributed to the Members if the entire interest in Clift was sold for its fair market value.

        The amounts reflected in the accompanying combined balance sheets reflect the preferred return due to NorthStar plus accrued interest.

        In accordance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity the mandatorily redeemable preferred equity is being accounted for as a debt instrument and payments are recorded as interest expense in the accompanying combined statements of operations and comprehensive loss. The Predecessor has incurred expense of $1.2 million and $0.9 million for the six months ended June 30, 2005 and 2004, respectively, and $1.9 million, $1.6 million, and $0.7 million for the years ended December 31, 2004, 2003 and 2002, related to this preferred equity.

  Clift Pre-petition Liabilities

        As of June 30, 2005 and as of December 31, 2004 and 2003, the pre-petition liabilities, including accrued interest, related to the bankruptcy of Clift were approximately $3.3 million, $3.1 million and $3.3 million, respectively. Under the court approved Reorganization Plan, these liabilities are payable over a period of up to 48 months from the date of the approved plan, which was October 14, 2004. Interest accrues on these liabilities under the plan at rates ranging from 6% to 10%. All payments have been made and are planned to be made according to the court approved payment schedule.

6.    Long-Term Debt and Capital Lease Obligations

        Long-term debt consists of the following (000's omitted):

Description	As of June 30, 2005	As of December 31, 2004	As of December 31, 2003	Interest rate as of June 30, 2005
	(unaudited)
Notes secured by five hotels(a)	$473,750	$423,882	—	LIBOR + 2.36%
Notes secured by four hotels—repaid in 2004	—	—	$255,000	LIBOR + 3.25%
Mezzanine loan(a)	106,250	49,118	100,000	LIBOR + 9.14%
Clift debt(b)	73,197	71,255	57,000	9.6%
Hudson debt—repaid in 2004(c)	—	—	129,043	various
Capital lease obligations(d)	6,611	6,696	6,849	(d)

Total long term debt	$659,808	$550,951	$547,892

(a)    5 Hotel Debt

        On June 29, 2005, the Predecessor refinanced its debt secured on Morgans, Mondrian, Royalton, Delano and Hudson for a total of $580 million (collectively, the "5 Hotel Debt"). The 5 Hotel Debt consists of $473.8 million first mortgage notes bearing interest at LIBOR (3.3% and 2.3% as of June 30, 2005 and December 31, 2004, respectively) plus a spread of 236 basis points and $106.2 million of mezzanine loans bearing interest at LIBOR plus a spread of 914 basis points. The maturity date for the 5 Hotel Debt is June 2007 with three one-year extension options.

        At closing, the Predecessor paid a 1.125% origination fee. In addition, the Company purchased an interest rate cap for the full amount of the 5 Hotel Debt with a LIBOR cap of 4.25%.

        Part of the proceeds from this refinancing was used to pay off the previous first mortgage loan secured by the five hotels that bore interest at LIBOR plus a spread of 350 basis points, the mezzanine loan which bore interest at LIBOR plus 13.0%, and approximately $65.2 million of debt of the Former Parent.

        In connection with this refinancing, the Predecessor signed a cash management agreement whereby all cash receipts are deposited into a lockbox controlled by the lender and are released by the lender, monthly, in the following order of priority to pay: (1) sales and occupancy taxes, (2) escrow for real estate taxes and insurance, (3) debt service due under the first mortgage loans, (4) operating expenses which are reimbursed to the Predecessor, (5) escrow deposits to fund a recurring replacement reserve, (6) debt service due under the mezzanine loans and (7) a capital expenditure reserve which is to be used for future renovation of the hotels.

        The 5 Hotel Debt contains certain covenants including debt service coverage requirements as defined per the loan documents.

        Furthermore, there is a prepayment clause which states that the Predecessor may prepay in whole or in part the 5 Hotel Debt on any payment date, along with a Spread Maintenance Premium, as defined, and an Exit Fee, as defined. If the debt is prepaid as a result of the IPO, the Spread Maintenance Premium, as defined, is calculated under more favorable terms, and the Exit Fee, as defined, is waived.

        Included in interest expense in the six months ended June 30, 2005, is approximately $18.1 million of costs for the write off of deferred financing costs and the prepayment consideration incurred in connection with the refinancing on June 29, 2005.

        In 2004, the Company recognized a gain of approximately $4.0 million in connection with the repayment of the mezzanine loan. The gain is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss for the year ended December 31, 2004.

(b)    Clift Debt

        During 2003, the Predecessor had a $57.0 million loan, which bore interest at 9% and was secured by its interest in Clift. The loan was not paid at its July 2003 maturity and, as a result, the interest rate on the loan increased to 14% effective from July 2002. In August 2003, Clift Holdings LLC (the "debtor") filed for voluntary Chapter 11 bankruptcy protection.

        In October 2004, Clift emerged out of bankruptcy pursuant to a plan of reorganization whereby the debtor sold the hotel to an unrelated party for $71.0 million and then leased it back for a 99-year lease term. Under this lease, the Predecessor is required to fund operating shortfalls including the lease payments and to fund all capital expenditures. This transaction does not qualify as a sale due to the Predecessor's continued involvement and therefore is treated as a financing. The proceeds from this transaction were used in part to repay the existing mortgage loan on Clift.

        The lease payment terms are as follows:

Years 1 and 2	$2.8 million per annum
Years 3 to 10	$6.0 million per annum
Thereafter	Increased at 5-year intervals by a formula tied to increases in Consumer Price Index. At year 10, the increase has a maximum of 40% and a minimum of 20%. At each increased date thereafter, the maximum increase is 20% and the minimum is 10%.

        The average interest rate on all of the Predecessor's debt for the six months ended June 30, 2005 and June 30, 2004 is 10% and 12%, respectively and for the years ended December 31, 2004, 2003 and 2002 is 11%, 10% and 7%, respectively.

(c)    Hudson Debt

        The Predecessor borrowed a total of $80.0 million throughout 1999 and 2000 for the renovation of Hudson. The balance of this loan was approximately $74.0 million as of December 31, 2003. The effective interest rate on the renovation loan was 9.1%.

        In 1999 and 2001, the Predecessor obtained two pieces of mezzanine debt in the amounts of $30.0 million and $25.0 million, respectively. Both pieces of debt bore interest at 15%.

        These loans were subsequently paid off with the 5 Hotel Debt discussed above.

(d)    Capital Lease Obligations

        The Predecessor has leased two condominium units at Hudson, which are reflected as capital leases. One of the leases requires the Predecessor to make annual payments of $450,000 (subject to increases due to increases in the Consumer Price Index) from acquisition through November 2096. Effective January 1, 2003, and as of December 31, 2004, the annual lease payments under this lease increased to $506,244. This lease also allows the Predecessor to purchase the unit at fair market value after November 2015.

        The second lease requires the Predecessor to make annual payments of $250,000 (subject to increases due to increases in the Consumer Price Index) through December 2098. Effective January 2004, payments under this lease increased to $285,337. The Predecessor has allocated both of the leases' payments between the land (see Note 7) and building based on their estimated fair values. The portion of the payments allocated to building has been capitalized at the present value of the future minimum lease payments. The portion of the payments allocable to land is treated as operating lease payments. The imputed interest rate on both of these leases is 8%. The capital lease obligations related to the units amounted to approximately $6.2 million, $6.2 million and $6.2 million as of June 30, 2005, December 31, 2004 and 2003, respectively. Substantially all of the principal payments on the capital lease obligations are due at the end of the lease agreements.

        The Predecessor has also entered into capital lease obligations related to equipment at certain of the hotels.

Principal Maturities

        The following is a schedule, by year, of principal payments on notes payable (including capital lease obligations), which reflects the refinancing of debt that occurred in June 2005:

As of June 30, 2005 (unaudited)	Capital lease obligations and debt payable	Amount representing interest on capital lease obligations	Principal payments on capital lease obligations and debt payable

2005	2,723	691	2,032
2006	6,060	663	5,397
2007	573,226	656	572,570
2008	610	610	—
2009	490	490	—
Thereafter	122,438	42,629	79,809

	$705,547	$45,739	$659,808

        The Predecessor has the right to extend the maturity date of the 5 Hotel Debt from 2007 to 2010, under the same variable terms upon the completion of an initial public offering.

7.    Commitments and Contingencies

  As Lessee

        Future minimum lease payments for noncancellable leases in effect as of December 31, 2004 are as follows (000's omitted):

	Land (see Note 6)	Other
2005	$266	$252
2006	266	260
2007	266	267
2008	266	228
2009	266	—
Thereafter	23,163	—

Total	$24,493	$1,007

        Future minimum lease payments do not include amounts for renewal periods or amounts that may need to be paid to landlords for real estate taxes, electricity and operating costs.

  Management Fee on Restaurants

        The Predecessor owns a 50% interest in a restaurant joint venture with Chodorow Ventures LLC ("CV LLC"). The Predecessor entered into the joint venture agreement ("Restaurant Venture") in September 1999 for the purpose of establishing, owning, operating and/or managing restaurants, bars and other food and beverage operations in certain hotels affiliated with the Predecessor. This agreement is implemented through operating agreements and leases at each hotel which expire between 2007 and 2010. These leases generally give the Restaurant Venture two additional five year renewal periods. CV LLC or an affiliated entity manages the operations of the Restaurant Venture and earns a 3% management fee.

  Master Development Agreement

        During 1998, in conjunction with the Predecessor's investment in I.S. Europe, I.S. Europe entered into a Master Development Agreement (the "Development Agreement") with an affiliate of the Company, which provides for them to be the exclusive developer of any future hotel of I.S. Europe. The Development Agreement is for a period of 10 years and may be extended under certain circumstances for an additional 10 years.

  Construction Settlement

        In 2002, Clift agreed to pay $10.1 million in connection with the settlement of a construction related lawsuit. In 2002, Clift made an initial principal payment of $2.5 million. The remaining balance of $7.6 million plus interest, at 10%, was due in monthly installments of at least $100,000 plus any interest. The total outstanding principal amount was due on January 2, 2004 and was secured by a lien on Clift. Clift did not make any payments on this obligation during the period it operated under bankruptcy protection. As of December 31, 2003, the Predecessor owed approximately $7.5 million, which is included in accounts payable and accrued liabilities in the accompanying combined balance sheets.

        In October 2004, the Predecessor paid approximately $5.8 million to settle this liability. The difference between the original liability and the final payoff amount of approximately $2.2 million is included in other non-operating (income) expenses in the accompanying combined statements of operations and comprehensive loss for the year ended December 31, 2004.

  Repurchase and Reimbursement Agreement

        The Predecessor signed a repurchase and reimbursement agreement in connection with its investment in Shore Club. Under this agreement, the Predecessor is responsible for paying the difference between a 12.5% Preferred Return and a 15% Preferred Return to Blackacre, one of the other investors in Shore Club, on Blackacre's Class B and Class C membership, each as defined. This 2.5% incremental return amounted to approximately $0.8 million, $0.6 million and $0.3 million as of June 30, 2005, December 31, 2004 and 2003, respectively, and is included in accounts payable and accrued liabilities in the accompanying combined balance sheets.

        In addition, under this agreement, the Company may be required to purchase Blackacre's Class B membership interest in Shore Club under certain circumstances. In April 2004, the Company paid Blackacre $1.0 million as a deposit in connection with reimbursement of its interest. Blackacre's Class B membership interest was approximately $11.3 million, $10.6 million and $9.3 million as of June 30, 2005, December 31, 2004 and 2003, respectively. In management's opinion, settlement of Blackacre's interest will not have a material adverse effect on the Predecessor's financial position or results of operations.

        In August 2005, the Predecessor purchased 33.3% of Blackacre's Class B and Class C membership interests for $4.8 million. This reduced the Class B membership interest subject to potential repurchase to approximately $6.6 million.

  Litigation

        The Predecessor is involved in various lawsuits and administrative actions in the normal course of business. In management's opinion, disposition of these lawsuits is not expected to have a material adverse effect on the Predecessor's combined financial position or combined results of operations.

  Environmental

        As a holder of real estate, the Predecessor is subject to various environmental laws of federal and local governments. Compliance by the Predecessor with existing laws has not had an adverse effect on the Predecessor and management does not believe that it will have a material adverse impact in the future. However, the Company cannot predict the impact of new or changed laws or regulations on its current investment or on investments that may be made in the future.

8.    Related Party Transactions

        The Predecessor earned management fees, chain services fees and fees for certain technical services and has receivables from hotels it owns through investments in unconsolidated joint ventures as well as hotels owned by the Former Parent. These fees totaled approximately $4.8 million during the six months ended June 30, 2005, and $8.8 million, $6.5 million and $4.1 million during the years ended December 31, 2004, 2003 and 2002, respectively. The Predecessor also charges management, chain service and technical service fees to its wholly owned hotels. These intercompany fees are eliminated in this combined presentation.

        As of June 30, 2005 and December 31, 2004 and 2003, the Predecessor had receivables from these affiliates of approximately $3.9 million, $4.7 million and $11.8 million, respectively, which are included in receivables from related parties on the accompanying consolidated balance sheets.

9.    Other Non-Operating (Income) Expenses

        Other non-operating (income) expenses consist of the following (000's omitted):

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(unaudited)	(unaudited)
Gain on extinguishment of debt (Note 6)	$—	$—	$(4,000)	$—	$—
Gain on legal settlement (Note 7)	—	—	(2,242)	—
Gain on tax credits (Note 5)	(865)	(865)	(1,731)	(1,731)	(1,731)
Payments due designer (Note 5)	—	—	—	2,550	—
Clift bankruptcy related expenses	—	—	1,050	593	—
Other	—	500	1,441	665	1,197

	$(865)	$(365)	$(5,482)	$2,077	$(534)

Report of Independent Registered Public Accounting Firm

The Stockholder
Morgans Hotel Group Co.:

        We have audited the accompanying balance sheet of Morgans Hotel Group Co. (the "Company") as of October 21, 2005. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor have we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Morgans Hotel Group Co. as of October 21, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

New York, New York
October 21, 2005

Morgans Hotel Group Co.
Balance Sheet
October 21, 2005

ASSETS
Cash	$1

Total assets	$1

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities	$—
Stockholder's equity
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Retained earnings	—

Total stockholder's capital	1

Total liabilities and stockholder's capital	$1

See accompanying notes to financial statements

Note to Balance Sheet

October 21, 2005

Note 1.    Organization and Description of Business

        Morgans Hotel Group Co. (the "Company") was incorporated as a Delaware corporation on October 19, 2005. The Company anticipates filing a registration statement with the Securities and Exchange Commission with respect to a proposed initial public offering (the "Offering") of shares of its common stock. The Company was formed for the purpose of owning and operating interests in hotels to be contributed by Morgans Hotel Group LLC ("Morgans"). Operations are planned to commence upon completion of the Offering and contribution of the interests by Morgans.

        Concurrent with the Offering, Morgans will contribute to the Company's operating company its subsidiaries and ownership interests in nine operating hotels in the United States and the United Kingdom, and its hotel management business, in exchange for membership units in the operating company.

        The initial public offering price of the Company's common shares will be determined in consultation with the Offering's underwriters. Among the factors that will be considered are the accounting predecessor's record of operations, the Company's management, estimated net income, current market valuations of comparable companies financial performance and other factors. The initial public offering price does not necessarily bear any relationship to book value or the value of the assets.

[Map of the United States and Europe
highlighting location of Hotel Properties.]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

Amount to be paid
SEC Registration Fee		$35,310
NASD Filing Fee		30,500
NYSE Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware provides as follows:

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        As permitted by the Delaware General Corporation Law, the Registrant has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant's certificate of incorporation and bylaws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

        The underwriting agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto.

        The Registrant maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 15. Recent Sales of Unregistered Securities

        Upon our formation, Morgans Hotel Group LLC was issued 100 shares of our common stock for total consideration of $1 in cash in order to provide our initial capitalization. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Incorporation of Morgans Hotel Group Co.
3.2*	Bylaws of Morgans Hotel Group Co.
4.1*	Specimen Certificate of Common Stock of Morgans Hotel Group Co.
5.1*	Opinion of Sullivan & Cromwell LLP.
8.1*	Opinion of Sullivan & Cromwell LLP regarding tax matters.
10.1*	Limited Liability Company Agreement of Morgans Group LLC.
10.2*	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
10.3*	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and RSA Associates, L.P.
10.4*
Formation and Structuring Agreement, dated as of October 25, 2005, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.

10.5*	Consulting Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.6*	Services Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.7*	Joint Venture Agreement, dated as of September 7, 1999, by and between Ian Schrager Hotels LLC and Chodorow Ventures LLC.
10.8*	Restated Joint Venture Agreement, dated as of June 18, 1998, by and between Ian Schrager Hotels LLC and Burford Hotels Limited.
10.9*	Operating Agreement of Hudson Leaseco LLC, dated as of August 28, 2000, by and between Hudson Managing Member LLC and Chevron TCI, Inc.
10.10*	Lease, dated as of August 28, 2000, by and between Henry Hudson Holdings LLC and Hudson Leaseco LLC.
10.11*	Ground Lease, dated October 14, 2004, by and between Geary Hotel Holdings, LLC and Clift Holdings, LLC.
10.12*	Lease, dated January 3, 1997, by and among Mrs. P. A. Allsopp, Messrs. M. E. R. Allsopp, W. P. Harriman and A. W. K. Merriam, and Burford (Covent Garden) Limited.
10.13*
Agreement of Consolidation and Modification of Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, between Wachovia Bank, National Association and Morgans Holdings LLC, Royalton, LLC and Henry Hudson Holdings LLC.
10.14*	Third Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, between Wachovia Bank, National Association and Beach Hotel Associates LLC.
10.15*	Deed of Trust, Security Agreement, Assignment of Rents and Fixture Filings, dated as of June 29, 2005, between Wachovia, National Association and Mondrian Holdings LLC.
10.16*	Senior Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Senior Mezz Holdings Company LLC.
10.17*	Intermediate Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Intermediate Mezz Holdings Company LLC.
10.18*	Junior Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Junior Mezz Holdings Company LLC.
10.19*
Loan Agreement, dated as of June 15, 1998, between Ian Schrager London Limited, the Lenders listed therein, Barclays Bank PLC and National Westminster Bank PLC as arrangers and Barclays Bank PLC as Agent.
10.20*
Supplement Loan Agreement, dated as of November 14, 2000, to Loan Agreement, dated as of June 15, 1998, between Ian Schrager London Limited, the Lenders listed therein, Barclays Bank PLC and the Royal Bank of Scotland PLC as joint arrangers and Barclay Bank PLC as agent and trustee.
23.1	Consent of BDO Seidman, LLP.
23.2*	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5).
23.3*	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8).

24.1	Power of Attorney (included on the signature page at page II-5 hereof).

*
To be filed by amendment.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, Morgans Hotel Group Co. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on October 26, 2005.

MORGANS HOTEL GROUP CO.
By:	/s/ W. EDWARD SCHEETZ Name: W. Edward Scheetz Title: Chief Executive Officer

Power of Attorney

        KNOW ALL PERSONS BY THESE PRESENTS THAT each person whose signature appears below hereby constitutes and appoints W. Edward Scheetz, Marc Gordon and Richard Szymanski as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement on Form S-1, and any registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying, and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID T. HAMAMOTO David T. Hamamoto	Chairman	October 26, 2005
/s/ W. EDWARD SCHEETZ W. Edward Scheetz	Chief Executive Officer (Principal Executive Officer)	October 26, 2005
/s/ MARC GORDON Marc Gordon	Chief Investment Officer and Executive Vice President of Capital Markets	October 26, 2005
/s/ RICHARD SZYMANSKI Richard Szymanski	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 26, 2005
/s/ EDWIN L. KNETZGER, III Edwin L. Knetzger, III	Director	October 26, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Incorporation of Morgans Hotel Group Co.
3.2*	Bylaws of Morgans Hotel Group Co.
4.1*	Specimen Certificate of Common Stock of Morgans Hotel Group Co.
5.1*	Opinion of Sullivan & Cromwell LLP.
8.1*	Opinion of Sullivan & Cromwell LLP regarding tax matters.
10.1*	Limited Liability Company Agreement of Morgans Group LLC.
10.2*	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
10.3*	Form of Registration Rights Agreement by and between Morgans Hotel Group Co. and RSA Associates, L.P.
10.4*
Formation and Structuring Agreement, dated as of October 25, 2005, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
10.5*	Consulting Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.6*	Services Agreement, dated as of June 24, 2005, by and between Morgans Hotel Group LLC and Ian Schrager.
10.7*	Joint Venture Agreement, dated as of September 7, 1999, by and between Ian Schrager Hotels LLC and Chodorow Ventures LLC.
10.8*	Restated Joint Venture Agreement, dated as of June 18, 1998, by and between Ian Schrager Hotels LLC and Burford Hotels Limited.
10.9*	Operating Agreement of Hudson Leaseco LLC, dated as of August 28, 2000, by and between Hudson Managing Member LLC and Chevron TCI, Inc.
10.10*	Lease, dated as of August 28, 2000, by and between Henry Hudson Holdings LLC and Hudson Leaseco LLC.
10.11*	Ground Lease, dated October 14, 2004, by and between Geary Hotel Holdings, LLC and Clift Holdings, LLC.
10.12*	Lease, dated January 3, 1997, by and among Mrs. P. A. Allsopp, Messrs. M. E. R. Allsopp, W. P. Harriman and A. W. K. Merriam, and Burford (Covent Garden) Limited.
10.13*
Agreement of Consolidation and Modification of Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, between Wachovia Bank, National Association and Morgans Holdings LLC, Royalton, LLC and Henry Hudson Holdings LLC.
10.14*	Third Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated as of June 29, 2005, between Wachovia Bank, National Association and Beach Hotel Associates LLC.

10.15*	Deed of Trust, Security Agreement, Assignment of Rents and Fixture Filings, dated as of June 29, 2005, between Wachovia, National Association and Mondrian Holdings LLC.
10.16*	Senior Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Senior Mezz Holdings Company LLC.
10.17*	Intermediate Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Intermediate Mezz Holdings Company LLC.
10.18*	Junior Mezzanine Loan Agreement, dated as of June 29, 2005, between Wachovia Bank, National Association and MMRDH Junior Mezz Holdings Company LLC.
10.19*
Loan Agreement, dated as of June 15, 1998, between Ian Schrager London Limited, the Lenders listed therein, Barclays Bank PLC and National Westminster Bank PLC as arrangers and Barclays Bank PLC as Agent.
10.20*
Supplement Loan Agreement, dated as of November 14, 2000, to Loan Agreement, dated as of June 15, 1998, between Ian Schrager London Limited, the Lenders listed therein, Barclays Bank PLC and the Royal Bank of Scotland PLC as joint arrangers and Barclay Bank PLC as agent and trustee.
23.1	Consent of BDO Seidman, LLP.
23.2*	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5).
23.3*	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8).
24.1	Power of Attorney (included on the signature page at page II-5 hereof).

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA AND FORECASTS
FORMATION AND STRUCTURING TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS AND PROPERTIES
MHG Markets by RevPAR Performance(1) 2005 YTD vs. 2004 YTD(2)
U.S. Hospitality Industry RevPAR Growth by Chain Scale(1) 2005 YTD vs. 2004 YTD(2)
INDUSTRY OVERVIEW
U.S. Hospitality Industry RevPAR Performance: 1990-2005 YTD(1) Year-on-Year Percentage Change(2)
U.S. Hospitality Industry Gross Operating Profit: 1990-2004(1) As a Percentage of Revenue
U.S. Hospitality Industry ADR and Occupancy Performance(1) 1987 - 2005 YTD(2)
U.S. Hospitality Industry RevPAR Growth by Chain Scale(1) 2005 YTD vs. 2004 YTD(2)
Top 25 U.S. Metropolitan Statistical Areas by RevPAR Performance(1) 2005 YTD vs. 2004 YTD(2)
RevPAR Performance(1)(2)(3)(4) 2002 - 2005 YTD
RevPAR Performance(1)(2)(3)(4) 2002 - 2005 YTD
RevPAR Performance(1)(2)(3) 2002 - 2005 YTD
RevPAR Performance(1)(2)(3) 2002 - 2005 YTD
RevPAR Performance(1)(2)(3)(4) 2002 - 2005 YTD
MORTGAGE AND OTHER INDEBTEDNESS OUTSTANDING AFTER THIS OFFERING
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF THE OPERATING AGREEMENT OF MORGANS GROUP LLC
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITERS
VALIDITY OF SECURITIES
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Morgans Hotel Group Co. Predecessor Combined Balance Sheets (in thousands)
Morgans Hotel Group Co. Predecessor Combined Statements of Operations and Comprehensive Loss (in thousands)
Morgans Hotel Group Co. Predecessor Combined Statements of Net Assets (Deficit) (in thousands)
Morgans Hotel Group Co. Predecessor Combined Statements of Cash Flows (in thousands)
Morgans Hotel Group Co. Predecessor Notes to Combined Financial Statements
Morgans Hotel Group Co. Balance Sheet October 21, 2005
Note to Balance Sheet October 21, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURE
EXHIBIT INDEX